Filed Pursuant to Rule 424(b)(3)
Registration Number 333-214957

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Home BancShares, Inc. (which we refer to as “HBI”), along with its subsidiary bank, Centennial Bank, and Giant Holdings, Inc. (which we refer to as “GHI”), along with its subsidiary bank, Landmark Bank, N.A. (which we refer to as “Landmark Bank”), have entered into an Agreement and Plan of Merger, dated November 7, 2016 and as amended on December 7, 2016 (which we refer to sometimes as the “Merger Agreement”), providing for the combination of HBI and GHI. Under the Merger Agreement, GHI will merge with and into HBI, with HBI remaining as the surviving entity (which transaction we refer to as the “merger”). Landmark Bank will, as soon as reasonably practicable following the merger and as part of a single integrated transaction, merge with and into Centennial Bank, an Arkansas state bank, with Centennial Bank remaining as the surviving entity (we refer to the two mergers together as the “mergers”). Before we complete the merger, holders of GHI common stock must approve the Merger Agreement. A special meeting of GHI shareholders will be held on February 22, 2017 for that purpose.

Under the terms of the Merger Agreement, the aggregate merger consideration payable by HBI to GHI shareholders will be approximately $88,500,000 consisting of (i) $18,500,000 in cash, and (ii) shares of HBI common stock with a total value of approximately $70,000,000, based upon the volume-weighted average closing price of HBI common stock immediately preceding the closing date of the merger and subject to the collar described below. Based upon that aggregate purchase price, assuming that 18,037,316 shares of GHI stock are outstanding at closing (which is equal to the number of shares outstanding when the Merger Agreement was signed), each share of GHI common stock would be exchanged for consideration valued at $4.91, consisting of a combination of (i) cash payable at closing in the amount of $1.03, and (ii) HBI common stock with a value of approximately $3.88. The number of shares of HBI common stock issuable for each share of GHI common stock will not be determined until the effective time of the merger, and will be based on the volume-weighted average closing price of HBI common stock on The NASDAQ Global Select Market reporting system for the 20 trading days immediately prior to the date the merger closes, subject to the collar described below as set forth in more detail in the Merger Agreement and described in this proxy statement/prospectus. We expect the mergers, taken together, to be a tax-free transaction for GHI shareholders, to the extent they receive HBI common stock for their shares of GHI common stock.

The market price of HBI common stock will fluctuate before the merger. You should obtain a current stock price quotation for HBI common stock. HBI common stock is traded on The NASDAQ Global Select Market under the symbol “HOMB.” On January 19, 2017, the closing price of HBI’s common stock as reported on The NASDAQ Global Select Market was $25.87 per share.

The Merger Agreement provides that if the 20-day volume-weighted average closing price of HBI common stock as of the closing date is equal to or greater than $25.57 or is equal to or below $17.05 (which we sometimes refer to collectively as the “collar”), then the price used to determine the number of shares of HBI common stock issuable for each share of GHI common stock will be fixed at $25.57 or $17.05, respectively (subject to adjustment in the event of a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction). Assuming no adjustments are made to the aggregate merger consideration and that 18,037,316 shares of GHI stock are outstanding at closing (which is equal to the number of shares outstanding when the Merger Agreement was signed), if the 20-day volume-weighted average closing price of the HBI common stock as of the closing date of the merger is equal to or greater than $25.57, the number of shares of HBI common stock to be issued to GHI shareholders in connection with the merger will be approximately 2,737,583 shares. If the 20-day volume-weighted average closing price of HBI common stock as of the closing date of the merger is equal to or below $17.05, the number of shares of HBI common stock to be issued to GHI shareholders in connection with the merger will be approximately 4,105,571 shares.

Because of the collar restriction and the potential issuance of shares upon the termination or exercise of GHI stock options, the final per-share merger consideration will not be determined until after the date of the special meeting of GHI shareholders. Therefore, at the time of the special meeting, you will not know the precise amount of cash or number of shares of HBI common stock you may receive upon the completion of the merger.

GHI’s board of directors has determined that the combination of GHI and HBI is in the best interests of GHI shareholders based upon its analysis, investigation and deliberation, and GHI’s board of directors recommends that the GHI shareholders vote “FOR” the approval of the Merger Agreement and “FOR” the approval of the other GHI proposal described in this proxy statement/prospectus.

You should read this entire proxy statement/prospectus, including the appendices and the documents incorporated by reference into the document, carefully because it contains important information about the merger and the related transactions. In particular, you should read carefully the information under the section entitled “Risk Factors” beginning on page 14.

The shares of HBI common stock to be issued to GHI shareholders in the merger are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger described in this proxy statement/prospectus or the HBI common stock to be issued in the merger, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated January 23, 2017.

GIANT HOLDINGS, INC.

6300 NE 1ST AVENUE, SUITE 300

FORT LAUDERDALE, FLORIDA 33334

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 22, 2017

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Giant Holdings, Inc. (“GHI”) will be held at GHI’s principal executive offices located at 6300 N.E. 1st Avenue, Suite 300, Fort Lauderdale, Florida 33334 at 10:00 a.m., Eastern Time, on February 22, 2017, for the following purposes:

1.	To approve the Agreement and Plan of Merger (the “Merger Agreement”) dated as of November 7, 2016, as amended December 7, 2016, by and among Home BancShares, Inc., Centennial Bank, GHI and Landmark Bank, N.A. (the “Merger Proposal”).

2.	To approve one or more adjournments of the GHI special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Merger Proposal (the “Adjournment Proposal”).

GHI will transact no other business at the special meeting.

The Merger Proposal is described in more detail in the attached proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the Merger Agreement is attached as Appendix A to the proxy statement/prospectus.

GHI’s board of directors has set December 31, 2016, as the record date for the GHI special meeting. All holders of record of GHI common stock at the close of business on the record date will be notified of the special meeting. Only holders of record of GHI common stock at the close of business on December 31, 2016, will be entitled to vote at the GHI special meeting and any adjournments or postponements thereof. Any shareholder entitled to attend and vote at the GHI special meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. Such proxy need not be a holder of GHI common stock.

Holders of GHI common stock are entitled to assert appraisal rights pursuant to Florida Statutes §607.1301 to §607.1333 in connection with the approval of the Merger Agreement. A copy of those statutes is included with this notice and the accompanying proxy statement/prospectus as Appendix D. The appraisal rights law provides that, if the merger is consummated, a shareholder will be entitled to payment in cash of the fair value of only those shares held by the shareholder (i) which are not voted in favor of approval of the Merger Agreement, and (ii) with respect to which the shareholder has given written notice to GHI before the vote regarding the Merger Agreement is taken that such shareholder is asserting appraisal rights.

Your vote is very important. To ensure your representation at the GHI special meeting, please complete and return the enclosed proxy card. Please vote promptly whether or not you expect to attend the GHI special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the GHI special meeting.

GHI’s board of directors has adopted and approved the Merger Agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

By Order of the Board of Directors

/s/ Perry A. LaCaria

Perry A. LaCaria

January 23, 2017

WHERE YOU CAN FIND MORE INFORMATION

HBI files annual, quarterly and special reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials that HBI files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the public reference room. In addition, HBI files reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from HBI by accessing HBI’s website at www.homebancshares.com under the heading “Investor Relations.” Copies can also be obtained, free of charge, by directing a written request to Home BancShares, Inc., Attention: Corporate Secretary, 719 Harkrider Street, Suite 100, Conway, Arkansas 72032.

HBI has filed a registration statement on Form S-4 to register with the SEC up to 4,105,571 shares of HBI common stock (the number of shares has been calculated based on an volume-weighted average closing price of HBI common stock of $17.05 (which is the lowest stock price listed on the chart on page 33)). This proxy statement/prospectus is a part of that registration statement. As permitted by SEC rules, this proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this proxy statement/prospectus as to the contents of any contract or other documents referred to in this proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This proxy statement/prospectus incorporates important business and financial information about HBI and GHI that is not included in or delivered with this proxy statement/prospectus, including incorporating by reference documents that HBI has previously filed with the SEC. These documents contain important information about HBI and its financial condition. See “Documents Incorporated by Reference” on page 94. These documents are available without charge to you upon written or oral request to HBI’s principal executive offices. The address and telephone number of such principal executive office is listed below:

Home BancShares, Inc.

719 Harkrider Street, Suite 100

Conway, Arkansas 72032

Attention: Corporate Secretary

(501) 339-2929

To obtain timely delivery of these documents, you must request the information no later than February 14, 2017, in order to receive them before GHI’s special meeting of shareholders.

HBI common stock is traded on The NASDAQ Global Select Market under the symbol “HOMB.”

Appendix A	Agreement and Plan of Merger dated as of November 7, 2016, as amended December 7, 2016, by and among Home BancShares, Inc., Centennial Bank, Giant Holdings, Inc. and Landmark Bank, N.A.	Appendix A - Page 1
Appendix B	Opinion of Stephens Inc.	Appendix B - Page 1
Appendix C	Opinion of Hovde Group, LLC	Appendix C - Page 1
Appendix D	Florida Statutes §607.1301 to §607.1333, regarding Appraisal Rights	Appendix D - Page 1

QUESTIONS AND ANSWERS

The following questions and answers briefly address some commonly asked questions about the merger and the special meeting of GHI shareholders. They may not include all the information that is important to the shareholders of GHI. Shareholders of GHI should read this entire proxy statement/prospectus carefully, including the appendices and other documents referred to in this proxy statement/prospectus.

Q:	Why am I receiving these materials?

A:	GHI is sending these materials to the holders of its common stock (which we sometimes refer to as “GHI shareholders”) to help them decide how to vote their shares of GHI common stock with respect to the proposed merger and the other matter to be considered at the GHI special meeting described below.

The merger cannot be completed unless GHI shareholders approve the Merger Agreement. GHI is holding a special meeting of shareholders to vote on the Merger Agreement as described in “GHI Special Meeting of Shareholders.” Information about the special meeting and the merger is contained in this proxy statement/prospectus.

This proxy statement/prospectus constitutes a prospectus of HBI and a proxy statement of GHI. It is a prospectus because HBI will issue shares of its common stock in exchange for shares of GHI common stock in the merger. It is a proxy statement because the board of directors of GHI is soliciting proxies from GHI’s shareholders.

Q:	What will GHI shareholders receive in the merger?

A:	Under the terms of the Merger Agreement, GHI shareholders will receive their pro rata share of the total consideration (which we refer to sometimes as the “Purchase Price”) of approximately $88,500,000. The aggregate consideration consists of (i) cash equal to $18,500,000; and (ii) shares of HBI common stock valued at the volume-weighted average closing price of HBI common stock on The NASDAQ Global Select Market reporting system for the 20 trading days immediately prior to the date the merger closes with a total value of approximately $70,000,000. The calculation of the amount of the Purchase Price assumes that the value of HBI common stock to be issued in the merger is not less than $17.05 nor more than $25.57 and is based upon the volume-weighted average closing price of HBI common stock described above. To the extent that the value of the HBI common stock issued in the merger is greater than or less than the range described in the previous sentence, the value of the merger consideration to be issued by HBI would change accordingly. See “The Merger – Terms of the Merger” beginning on page 32 for a more detailed discussion of the calculation of the Purchase Price.

Q:	What will a GHI shareholder receive for each share of GHI common stock?

A:	Based on a Purchase Price of $88,500,000 and 18,037,316 shares of GHI common stock outstanding at closing, each share of GHI common stock will be exchanged for consideration valued at $4.91, consisting of a combination of (i) cash payable at closing in the amount of approximately $1.03, and (ii) HBI common stock with a value of approximately $3.88.

The number of shares of HBI common stock issuable for each share of GHI common stock will not be determined until the effective time of the merger, and will be based on the volume-weighted average closing price of HBI common stock on The NASDAQ Global Select Market reporting system for the 20 trading days immediately prior to the date the merger closes, as set forth in more detail in the Merger Agreement and described in this proxy statement/prospectus. See “The Merger – Terms of the Merger” beginning on page 32 for a more detailed discussion of the per-share merger consideration.

Q:	How are outstanding GHI stock options addressed in the Merger Agreement?

A:	At or prior to the closing of the merger, each outstanding and unexercised GHI stock option will be terminated by GHI and shall entitle the holder to a cash payment at the effective time of the merger equal to the positive difference, if any, between the option exercise price and the equivalent dollar value of the merger consideration.

Q:	When do HBI and GHI expect to complete the merger?

A:	HBI and GHI expect to complete the merger after all conditions to the merger in the Merger Agreement are satisfied or waived, including after shareholder approval is received at the special meeting of GHI shareholders and all required regulatory approvals are received. HBI and GHI currently expect to complete the merger in the first quarter of 2017. It is possible, however, that as a result of factors outside of either company’s control, the merger may be completed at a later time or may not be completed at all.

Q:	How will the merger consideration received by GHI shareholders affect HBI shareholders?

A:	As a result of HBI’s issuance of new shares to GHI shareholders, current HBI shareholders will experience dilution in terms of percentage of ownership. Following the closing of the merger, current HBI shareholders will own approximately 97.8% of the outstanding common stock of HBI, and current GHI shareholders will own approximately 2.2% of the outstanding common stock of HBI. These percentages assume an issuance of 3,185,390 shares based on an HBI common stock price of $21.97 (the closing price on the date the Merger Agreement was signed). The percentages will increase or decrease based on the HBI common stock price as described in more detail in the chart on page 33.

Q:	What am I being asked to vote on?

A:	GHI shareholders are being asked to vote on the following proposals:

1. To approve the Merger Agreement (referred to as the “Merger Proposal”); and

2. To approve one or more adjournments of the GHI special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the Merger Proposal (referred to as the “Adjournment Proposal”).

Q:	How does the board of directors of GHI recommend that I vote?

A:	GHI’s board of directors recommends that GHI shareholders vote “FOR” the GHI proposals described in this proxy statement/prospectus.

For a discussion of interests of GHI’s directors and officers in the merger that may be different from, or in addition to, the interests of GHI shareholders generally, see “The Directors and Officers of GHI and Landmark Bank Have Financial Interests in the Merger,” beginning on page 91.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, GHI shareholders should complete, sign and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that their shares will be represented at GHI’s special meeting.

Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:	How do I cast my vote?

A:	If you are a shareholder of record of GHI as of the record date for the GHI special meeting, you may vote by signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. You may also cast your vote in person at GHI’s special meeting.

Q:	When and where is the GHI special meeting?

A:	The special meeting of GHI shareholders will be held at GHI’s executive offices located at 6300 N.E. 1st Avenue, Suite 300, Fort Lauderdale, Florida 33334, at 10:00 a.m., Eastern Time, on February 22, 2017. All shareholders of GHI as of the record date, or their duly appointed proxies, may attend the GHI special meeting.

Q:	If my GHI shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:	If your GHI shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to GHI or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker.

Brokers or other nominees who hold shares in street name for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers or other nominees are not allowed to exercise their voting discretion on matters that are determined to be “non-routine” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker or other nominee that are represented at the GHI special meeting but with respect to which the broker or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker or other nominee does not have discretionary voting power on such proposal. If you are a GHI shareholder and you do not instruct your broker or other nominee on how to vote your shares, your broker or other nominee may not vote your shares on the Merger Proposal or the Adjournment Proposal, which broker non-votes will have the effect of a vote “AGAINST” the Merger Proposal, but will have no effect on the Adjournment Proposal.

Q:	What vote is required to approve each proposal to be considered at the GHI special meeting?

A:	Approval of the Merger Proposal requires the affirmative vote of the holders of at least 66% of the outstanding shares of GHI common stock. Approval of the Adjournment Proposal requires the affirmative vote of at least a majority of the shares of GHI voting on such proposal, provided that a quorum is present at the GHI special meeting. Abstentions and broker non-votes are not considered votes cast, but are included in determining whether there is a quorum present.

The directors and certain officers of GHI and Landmark Bank entered into voting agreements with HBI pursuant to which they agreed to vote approximately 13,199,554 total shares in favor of the merger, subject to certain exceptions. These shares represent approximately 73.2% of the GHI common stock entitled to vote at the GHI special meeting (excluding any shares issued upon exercise of GHI warrants or options).

Q:	What if I abstain from voting or do not vote?

A:	For the purposes of the GHI special meeting, an abstention, which occurs when a GHI shareholder attends the GHI special meeting, either in person or by proxy, but abstains from voting, will have the effect of a vote “AGAINST” the Merger Proposal, but will have no effect on the Adjournment Proposal.

Q:	May I change my vote or revoke my proxy after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting:

•	by sending written notice of revocation to the corporate secretary of GHI;

•	by sending a completed proxy card bearing a later date than your original proxy card; or

•	by attending the special meeting and voting in person if you so request and if your shares are registered in your name rather than in the name of a broker, bank or other nominee; however, your attendance alone will not revoke any proxy.

If you choose either of the first two methods, GHI must receive your written notice of revocation or later dated proxy card prior to the shareholder vote on the Merger Proposal at the special meeting.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:	What happens if I sell my GHI shares after the record date but before the special meeting?

A:	The record date for the GHI special meeting is earlier than both the date of such meeting and the date that the merger is expected to be completed. If you transfer your GHI common stock after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting (provided that such shares remain outstanding on the date of the special meeting), but you will not have the right to receive any merger consideration for the transferred GHI shares. You will only be entitled to receive the merger consideration for GHI shares that you own at the effective time of the merger.

Q:	What do I do if I receive more than one proxy statement/prospectus or set of voting instructions?

A:	If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you may receive more than one proxy statement/prospectus and/or set of voting instructions relating to the special meeting. These should each be voted or returned separately to ensure that all of your shares are voted.

Q:	What are the federal income tax consequences of the merger?

A:	Gain (but not loss), if any, will be recognized by GHI shareholders in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash (excluding any cash received in lieu of a fractional share) and the fair market value of the HBI common stock received pursuant to the merger over the adjusted tax basis in the GHI common stock surrendered), and (2) the amount of cash received by such holder of GHI common stock (excluding any cash received in lieu of a fractional share). The consequences of the merger to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the merger.

No gain or loss will be recognized by HBI or GHI as a result of merger. The obligation of HBI and GHI to complete the merger is conditioned upon the receipt of a legal opinion to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

For a more detailed discussion of the material United States federal income tax consequences of the transaction, see “Material United States Federal Income Tax Consequences of the Merger” beginning on page 71.

Q:	Do I have appraisal or dissenters’ rights?

A:	GHI shareholders are entitled to appraisal rights under Florida Statutes § 607.1301 et seq., a copy of which is attached as Appendix D to this proxy statement/prospectus. If you wish to assert appraisal rights, you must deliver to GHI, at or prior to the GHI special meeting, written notice of your intent to demand payment for your shares if the merger is consummated and you must not vote for approval of the Merger Proposal. The procedure for dissenting is described in more detail in “The Merger” section under the heading “Appraisal Rights” beginning on page 34.

HBI shareholders are not entitled to any appraisal or dissenters’ rights.

Q:	Should I send in my stock certificates now?

A:	No. Please do not send your stock certificates with your proxy card. If you are a holder of GHI common stock, you will receive written instructions from Computershare Trust Company, N.A., after the merger is completed on how to exchange your stock certificates for HBI common stock.

Q:	What if I have lost my GHI stock certificate?

A:	At the closing of the merger, the exchange agent will provide a letter of transmittal to GHI shareholders that will provide instructions for GHI shareholders who have lost their stock certificates. If you would like to obtain a replacement certificate prior to the closing of the merger, please contact Giant Holdings, Inc., Attn: Perry A. LaCaria, 6300 N.E. 1st Avenue, Suite 300, Fort Lauderdale, Florida 33334, telephone number (954) 958-0005. An indemnity and surety bond will be required.

Q:	Does GHI expect to pay any dividends to the GHI shareholders before the merger?

A:	Yes. The Merger Agreement contemplates that, prior to the merger, GHI will declare a special cash dividend payable to GHI’s shareholders in two separate installments. The anticipated dividend is related to collections on certain Landmark Bank assets consisting of a troubled loan, collateral securing another troubled loan and an insurance claim (which we refer to collectively as the “Specified Assets”) the values of which have been written off by Landmark Bank for financial reporting purposes. The first installment of the special dividend will be payable immediately prior to the merger in an amount equal to the aggregate amount received by Landmark Bank from collections on the Specified Assets after the date of the Merger Agreement and before the closing of the merger. The second installment will be payable following the third anniversary of the merger in an aggregate amount equal to 75% of the amounts (if any) collected by Centennial Bank on the Specified Assets between the merger date and the third anniversary of that date. The amount of each such dividend installment (if any) will depend on amounts collected on the Specified Assets prior to the applicable payment dates.

Q:	What are the Specified Assets, and is there an estimate as to the amount of the dividend that will be paid?

A:	The Specified Assets consist of the following:

•	an unsecured loan with a balance of $1.175 million. Landmark Bank is currently receiving monthly payments of $8,333 for this loan;

•	accounts receivable which Landmark Bank has acquired through foreclosure and subsequently sold for net proceeds of $75,000;

•	a security interest in 50% of any sales proceeds generated from 1,000,000 shares of stock in a non-public company; and

•	an insurance claim for which Landmark Bank has received cash proceeds of $47,770 in settlement of the claim.

GHI estimates that the amount of the first dividend installment that would be payable to GHI shareholders before the closing of the merger could be in an aggregate range of approximately $150,000 to $175,000 based on the monthly unsecured loan payments and the proceeds received from the accounts receivable and the insurance claim. The amount of the second dividend installment, if any, that would be payable on the third anniversary of the merger closing is dependent upon continued receipt of the $8,333 monthly payments on the unsecured loan and the receipt of any proceeds from a sale of the privately held stock. There is no assurance that the monthly payments that Landmark Bank has historically received on the unsecured loan will continue in the future or as to whether or what extent any amount may be realized from the security interest in sales proceeds from the privately held shares. GHI cannot reasonably determine the likelihood of collecting any proceeds from the security interest in the sale of such shares. Assuming no proceeds are collected from the privately held stock and the borrower of the unsecured loan continues to make monthly payments of $8,333 during the three-year period after the merger, the second dividend installment that would be payable to GHI shareholders on the third anniversary of the merger could be an aggregate of approximately $225,000. However, if no additional proceeds from these Specified Assets are received after the merger, the second installment of the dividend will become null and void and will not be paid to GHI’s shareholders. After the merger, Centennial Bank’s collection efforts on the Specified Assets will be monitored by a three-person committee that will include GHI’s Chairman, Jeff Roschman, and two representatives chosen by HBI.

Q:	Whom should I contact if I have any questions about the proxy materials or the special meeting?

A:	If you have any questions about the merger or any of the proposals to be considered at the special meeting, need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact either HBI or GHI as follows:

Home BancShares, Inc.	Giant Holdings, Inc.
P.O. Box 966	6300 N.E. 1st Avenue, Suite 300
Conway, Arkansas 72032	Fort Lauderdale, Florida 33334
Attn: Investor Relations Officer	Attention: Perry A. LaCaria
Telephone: (501) 339-2929	Telephone: (954) 958-0005

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer you in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (pages 83 and 87)

HBI. HBI is a Conway, Arkansas headquartered bank holding company registered under the federal Bank Holding Company Act of 1956. HBI is primarily engaged in providing a broad range of commercial and retail banking and related financial services to businesses, real estate developers and investors, individuals and municipalities through its wholly owned community bank subsidiary, Centennial Bank. Centennial Bank has locations in Arkansas, Florida, South Alabama and New York.

HBI’s total assets, total deposits, total revenue and net income for each of the past three years are as follows:

	As of or for the Years Ended December 31,
	2015	2014	2013
		(In thousands)
Total assets	$9,289,122	$7,403,272	$6,811,861
Total deposits	6,438,509	5,423,971	5,393,046
Total revenue (interest income plus non-interest income)	442,934	380,650	257,491
Net income available to all stockholders	138,199	113,063	66,520

HBI’s common stock is traded on The NASDAQ Global Select Market under the symbol “HOMB.”

HBI’s principal executive office is located at 719 Harkrider, Suite 100, Conway, Arkansas, and its telephone number is (501) 339-2929. HBI’s internet address is www.homebancshares.com. Additional information about HBI is included under “Certain Information Concerning HBI” and “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus.

GHI. GHI was incorporated under Florida law in 2001. It currently owns one community bank, Landmark Bank, N.A.. Landmark Bank is a national banking association that operates branches in Tamarac, Fort Lauderdale, Boca Raton, Davie and Hollywood, Florida. Landmark Bank commenced business in 1998.

GHI is a bank holding company regulated by the Federal Reserve. GHI’s assets consist principally of the shares of stock of Landmark Bank and cash. Landmark Bank is a national banking association that is regulated by the Office of the Comptroller of Currency and the Federal Reserve. Its deposits are insured by the FDIC up to applicable federal deposit insurance limits.

Landmark Bank provides a full range of commercial and consumer banking services. The banking products offered by Landmark Bank include checking and savings accounts, business checking accounts, time deposits, money market accounts, real estate commercial and business loans. Landmark Bank also offers internet banking services, bill payment, cash management services, remote deposit capture, retirement account services and cash management services.

At September 30, 2016, GHI had total assets of $462,975,000, total deposits of $368,192,000, and total stockholders’ equity of $55,613,000. GHI is privately held, and, as of the record date, had approximately 94 holders of record of its common stock. There is no market for its stock, and its shares are only traded in privately negotiated transactions.

GHI’s principal executive offices are located at 6300 N.E. 1st Ave, Ste 300, Fort Lauderdale, Florida 33334, and its telephone number is 877-466-4200. GHI’s internet address is https://www.giantbank.com. Additional information about GHI is included under “Certain Information Concerning GHI” included elsewhere in this proxy statement/prospectus.

The Merger (page 32)

The Merger Agreement provides that, subject to its terms and conditions and in accordance with Arkansas law, GHI will merge with and into HBI, with HBI being the surviving corporation in the merger. This transaction is referred to in this proxy statement/prospectus as the “merger.” As soon as reasonably practicable, following the merger and as part of a single integrated transaction, Landmark Bank will be merged with and into Centennial Bank, which is HBI’s wholly owned bank subsidiary, with Centennial Bank being the surviving corporation in that second step merger.

Under the terms of the Merger Agreement, GHI shareholders will receive aggregate merger consideration of approximately $88,500,000. Each GHI shareholder therefore will receive a pro rata share of the total merger consideration, which consists of (i) $18,500,000 in cash payable at closing, and (ii) shares of HBI common stock with a total value of approximately $70,000,000, based on the volume-weighted average closing price of HBI common stock for the 20 trading days immediately prior to the date the merger closes (the “HBI Average Closing Price”). Based on 18,037,316 outstanding shares of GHI common stock (which is equal to the number of shares outstanding on the date the Merger Agreement was signed), GHI shareholders will receive, in exchange for each share of GHI common stock, merger consideration valued at approximately $4.91, consisting of a combination of (i) cash payable at closing in the amount of $1.03, and (ii) HBI common stock with a value of approximately $3.88 based upon the HBI Average Closing Price (which will be not less than $17.05 nor more than $25.57).

The number of shares of HBI common stock comprising the portion of the per-share merger consideration to be paid in shares of HBI common stock will vary based on the HBI Average Closing Price. The following table illustrates, for a range of potentially applicable HBI Average Closing Prices, the number of shares of HBI common stock that would be exchanged for each share of GHI common stock, assuming that 18,037,316 shares or 18,971,816 shares (which is equal to the sum of 18,037,316 shares – the number of shares of GHI common stock outstanding on the date the Merger Agreement was signed, plus 934,500 shares issuable if all GHI stock options outstanding on the date of the Merger Agreement are exercised) of GHI common stock are outstanding immediately before the merger based on a Purchase Price of $88,500,000. The actual consideration will be based on the actual HBI Average Closing Price, which will be computed at the time of the merger. The HBI Average Closing Prices shown on this table are for illustration only. Cash will be paid in lieu of issuing fractional shares of HBI common stock.

Per-Share Stock Consideration*

If the applicable HBI Average Closing Price is:	and 18,037,316 shares of GHI Common Stock are outstanding	and 18,971,816 shares of GHI Common Stock are outstanding
$17.05**	.2276	.2164
$18.00	.2156	.2050
$19.00	.2043	.1942
$20.00	.1940	.1845
$21.00	.1848	.1757
$21.97**	.1766	.1679
$22.00	.1764	.1677
$23.00	.1687	.1604
$24.00	.1617	.1537
$25.00	.1552	.1476
$25.57**	.1518	.1443

*	The Per-Share Stock Consideration will be based on the actual HBI Average Closing Price, which will be computed at the time of the merger; the HBI Average Closing Prices shown on this table are for illustration only. Cash will be paid in lieu of issuing fractional shares of HBI common stock.
**	On November 7, 2016, the date the Merger Agreement was signed, the closing price of a share of HBI common stock was $21.97. The Merger Agreement provides that if the HBI Average Closing Price is equal to or greater than $25.57, then the HBI Average Closing Price will be deemed to be $25.57. Additionally, if the HBI Average Closing Price is equal to or below $17.05, then the HBI Average Closing Price will be deemed to be $17.05.

For illustrative purposes only, assuming the HBI Average Closing Price is $21.97 and there are 18,037,316 shares of GHI common stock outstanding immediately before the merger, a GHI shareholder holding 100 shares of GHI common stock will receive $102.57 in cash for the cash portion of the merger consideration, 17 shares of HBI common stock, and $14.50 in cash in lieu of the resulting fractional share.

Assuming that 18,037,316 shares of HBI common stock will be issued to GHI shareholders (based on a $21.97 HBI Average Closing Price and no cash in lieu of fractional shares paid), GHI shareholders would own approximately 2.2% of HBI’s common stock after the merger is completed, excluding any shares of HBI common stock they may already own.

Recommendation of GHI’s Board of Directors (page 41)

GHI’s board of directors recommends that holders of GHI common stock vote “FOR” the Merger Proposal, and “FOR” the Adjournment Proposal.

For further discussion of GHI’s reasons for the merger and the recommendations of GHI’s board of directors, see “The Merger – Background of the Merger” and “The Merger – Recommendation of GHI’s Board of Directors and Reasons for the Merger.”

Opinion of HBI’s Financial Advisor (page 50)

On November 4, 2016, Stephens Inc. (“Stephens”), HBI’s financial advisor in connection with the merger, delivered its oral opinion to HBI’s board of directors and subsequently confirmed in a written opinion, dated November 4, 2016 that, as of that date and based upon and subject to the assumptions and qualifications stated in its written opinion, the $88.5 million cash and stock consideration to be exchanged by HBI for the outstanding common stock of GHI, was fair, from a financial point of view.

The full text of Stephens’ opinion, dated November 4, 2016, is attached as Appendix B to this proxy statement/prospectus. You should read the opinion in its entirety for a discussion of, among other things, the assumptions made, procedures followed, matters considered, qualifications stated and any limitations on the review undertaken by Stephens in rendering its opinion.

Stephens’ opinion is addressed to HBI’s board of directors and addresses only the fairness of the aggregate consideration to be paid by HBI from a financial point of view and does not address the merits of the underlying decision by HBI to enter into the Merger Agreement, the merits of the merger as compared to other alternatives potentially available to HBI or the relative effects of any alternative transaction in which HBI might engage, nor is it intended to be a recommendation to any person as to any specific action that should be taken in connection with the merger. Stephens has been paid a customary investment banking fee for its services in connection with delivery of its opinion, and will be reimbursed by HBI for certain of its expenses.

Opinion of GHI’s Financial Advisor (page 42)

On November 7, 2016, Hovde Group, LLC (“Hovde”), GHI’s financial advisor in connection with the merger, provided the GHI board of directors with an overview of its analyses performed as of the date of the meeting and advised the board that its analyses were as of such date and based upon and subject to various qualifications and assumptions described in the meeting. Hovde delivered its opinion to the board on November 7, 2016, that, as of such date and subject to and based upon the qualifications and assumptions set forth in its written opinion, the merger consideration was fair, from a financial point of view, to the shareholders of GHI.

The full text of Hovde’s opinion, dated November 7, 2016, is attached as Appendix C to this proxy statement/prospectus. You should read the opinion in its entirety for a discussion of, among other things, the assumptions made, procedures followed, matters considered and any limitations on the review undertaken by Hovde in rendering its opinion.

Hovde’s opinion is addressed to GHI’s board of directors and addresses only the fairness of the merger consideration to be received by GHI shareholders from a financial point of view and does not address the merits of the underlying decision by GHI to enter into the Merger Agreement, the merits to the merger as compared to other alternatives potentially available to GHI or the relative effects of any alternative transaction in which GHI might engage. Hovde will be paid a fee for its services in connection with the delivery of its opinion, and will be reimbursed by GHI for certain of its expenses.

Interests of GHI Directors and Officers in the Merger (page 91)

Certain of GHI’s directors and officers may have interests in the merger as individuals in addition to, or different from, their interests as shareholders of GHI, including, but not limited to, (i) share issuances or cash payments in connection with the termination of their stock options; (ii) cash payments in connection with the termination of their employment agreements and separation pay plans; (iii) obligations to vote in favor of the merger; (iv) continuation of employment with Centennial Bank; (v) cash payments in connection with termination of supplemental retirement plans; and (vi) continuation of indemnification after the merger.

HBI has agreed to indemnify present and former directors and officers of GHI and its subsidiaries against certain costs, damages or liabilities incurred in connection with claims, investigations and other actions arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger, and to provide them with director’s and officer’s liability insurance coverage for a period of six years following the merger, subject to a cap on the expense related to such insurance.

Appraisal Rights (page 34)

GHI shareholders are entitled to appraisal rights under Florida Statutes § 607.1301 et seq., a copy of which is attached as Appendix D to this proxy statement/prospectus. Those rights, if properly exercised, will allow a shareholder who does not wish to accept the consideration provided for by the Merger Agreement instead to obtain payment in cash of the fair value of the shareholder’s shares of GHI common stock. If you wish to assert appraisal rights, you must deliver to GHI, at or prior to the GHI special meeting, written notice of your intent to demand payment for your shares if the proposed merger is consummated and you must not vote for approval of the Merger Proposal. The procedure for dissenting is described in more detail in “The Merger” section under the heading “Appraisal Rights.”

HBI shareholders are not entitled to any appraisal or dissenters’ rights.

Regulatory Matters (page 39)

Each of HBI and GHI has agreed to use its reasonable best efforts to obtain all regulatory approvals or make all regulatory notifications required to complete the merger and the other transactions contemplated by the Merger Agreement. These approvals and notifications include approval from or notifications to the Federal Reserve Board, the Arkansas State Bank Department and the Office of the Comptroller of Currency, among others. HBI and GHI have filed, or are in the process of filing, applications and notifications to obtain the required regulatory approvals. There can be no assurances that any such approvals will be received on a timely basis, or as to the ability of HBI and GHI to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. See “The Merger – Regulatory Approvals and Notifications.”

Conditions to Completion of the Merger (page 67)

Currently, HBI and GHI expect to complete the merger in the first quarter of 2017. As more fully described in this proxy statement/prospectus and in the Merger Agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement (page 68)

The Merger Agreement can be terminated at any time prior to completion of the merger by mutual consent, or by either party in the following circumstances:

•	a governmental entity that must grant a required regulatory approval has denied approval and such denial has become final and non-appealable, or an injunction or legal prohibition against the transaction becomes final and non-appealable;

•	the merger has not been consummated by July 31, 2017, or under certain circumstances, September 30, 2017 (unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe its covenants and agreements);

•	the other party breaches any of its covenants or agreements or representations or warranties under the Merger Agreement in a manner that would cause the closing conditions not to be satisfied and which is not cured within 30 days following written notice to the party committing the breach, or the breach, by its nature, cannot be cured within such time (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement);

•	GHI’s shareholders fail to approve the Merger Proposal, provided that the failure to obtain such shareholder approval was not caused by the terminating party’s material breach of any of its obligations under the Merger Agreement; or

•	if the volume-weighted average closing price of HBI’s Common Stock for the 20 days prior to the Closing Date is less than or equal to $14.92 per share.

Additionally, the Merger Agreement may be terminated by (i) GHI in order to enter into an agreement providing for a Superior Proposal (as defined in the Merger Agreement), upon payment to HBI of a termination fee $4,425,000, (ii) HBI, if the holders of 10% or more of the outstanding shares of GHI common stock provide notice of dissent and do not vote in favor of the merger, or (iii) HBI, if certain covenants have not been met by GHI or its board of directors or if GHI’s board of directors has recommended or publicly announced its intention to enter into a Superior Proposal.

Expenses and Termination Fees (pages 69 and 70)

Except for the registration fee and other fees paid to the SEC in connection with the merger, which will be paid by HBI, and any termination fees, all fees and expenses incurred in connection with the merger (including the costs and expense of printing and mailing this proxy statement/prospectus) will be paid by the party incurring such fees or expenses.

GHI is required to pay HBI a termination fee of $4,425,000 if the Merger Agreement is terminated by GHI in order to enter into an agreement providing for a Superior Proposal (as defined in the Merger Agreement) or is terminated by HBI because (i) GHI violated the no solicitation provision of the Merger Agreement; (ii) the board of directors of GHI failed to recommend the merger; (iii) the GHI board of directors has recommended, proposed, or publicly announced its intention to recommend or propose to engage in a transaction resulting in a Superior Proposal; or (iv) GHI has failed to call, give notice of, convene and hold the GHI shareholder meeting in accordance with the Merger Agreement.

Matters to Be Considered at the Special Meeting (page 84)

GHI shareholders will be asked to vote on the following proposals:

•	to approve the Merger Agreement (the “Merger Proposal”); and

•	to approve one or more adjournments of the GHI special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Merger Proposal (the “Adjournment Proposal”).

Approval of the Merger Proposal is required for the completion of the merger. GHI’s board of directors recommends that GHI shareholders vote “FOR” the proposals set forth above. For further discussion of the GHI special meeting, see “GHI Special Meeting of Shareholders.”

Approval of the Merger Proposal requires an affirmative vote by the holders of at least 66% of the outstanding shares of common stock of GHI. Certain directors and officers have entered into voting agreements pursuant to which they have agreed to vote approximately 13,199,554 shares in favor of the merger, subject to certain exceptions.

These shares represent approximately 73.2% of the GHI common stock entitled to vote at the GHI special meeting.

Rights of GHI Shareholders Will Change as a Result of the Merger (page 76)

The rights of GHI shareholders are governed by Florida law and by GHI’s articles of incorporation and bylaws. Upon the completion of the merger, GHI shareholders will no longer have any direct interest in GHI.

Those GHI shareholders receiving shares of HBI common stock as merger consideration will only participate in the combined company’s future earnings and potential growth through their ownership of HBI common stock. All of the other incidents of direct stock ownership in GHI will be extinguished upon completion of the merger. The rights of former GHI shareholders that become HBI shareholders will be governed by Arkansas law and HBI’s articles of incorporation and bylaws. Therefore, GHI shareholders that receive HBI common stock in the merger will have different rights once they become HBI shareholders. See “Comparison of Rights of Holders of HBI and GHI Common Stock.”

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including HBI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2016, respectively, and the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” GHI shareholders should consider the matters described below carefully in determining whether to vote to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

Risk Factors Relating to the Merger

Because the market price of HBI common stock may fluctuate, you cannot be sure of the value of each share of HBI common stock that you will receive.

Upon completion of the merger, each share of GHI common stock (other than shares owned by GHI) will be converted into the right to receive merger consideration consisting of cash and shares of HBI common stock, pursuant to the terms of the Merger Agreement. The value of each share of HBI common stock to be received by GHI shareholders will be based on the volume-weighted average closing price of HBI common stock during the 20 trading day period immediately before the date the merger closes. This average price may vary from the closing price of HBI common stock on the date that the merger was announced, on the date that this proxy statement/prospectus was mailed to GHI shareholders, on the date of the special meeting of the GHI shareholders, and on the date the merger is completed. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in HBI’s business, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond the control of HBI. GHI shareholders should obtain current market quotations for shares of HBI common stock before voting their shares at the GHI special meeting.

The number of shares of HBI common stock to be issued to GHI shareholders in connection with the merger is subject to certain collars, which could materially impact the value of the merger consideration payable to GHI shareholders.

The Merger Agreement provides for a “fixed price” structure, which means that, based upon the HBI Average Closing Price, the number of shares of HBI common stock to be issued to GHI shareholders in connection with the merger will be adjusted so that the Purchase Price will be $88,500,000 if the shares of HBI common stock are valued at the HBI Average Closing Price. The number of shares of HBI common stock to be issued in connection with the merger, however, is subject to a minimum and maximum amount, which is sometimes referred to as a “collar.” Under the Merger Agreement, if the calculation of the HBI Average Closing Price results in a number greater than or equal to $25.57, the HBI Average Closing Price will be deemed to be $25.57. Similarly, if the calculation of the HBI Average Closing Price results in a number less than or equal to $17.05, the HBI Average Closing Price will be deemed to be $17.05. As a result, if the volume-weighted average closing price of HBI common stock is greater than $25.57, the Purchase Price (valued using the HBI Average Closing Price) will be more than $88,500,000, and if the volume-weighted average closing price of HBI common stock is less than $17.05, the Purchase Price (valued using the HBI Average Closing Price) will be less than $88,500,000.

If the volume-weighted average closing price of HBI common stock is less than $17.05, GHI will continue to be obligated to complete the merger, assuming that all other conditions to closing the merger are satisfied. Even though GHI (and HBI) would have a termination right if the volume-weighted average closing price of HBI common stock is less than $14.92, GHI may not choose to exercise such termination right. Therefore, the value of the merger consideration to be received by GHI shareholders may be materially less than $88,500,000.

HBI may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on HBI’s ability to successfully combine the HBI and GHI organizations. If HBI is not able to achieve this objective, the anticipated benefits of the merger may not be realized fully or at all or may take longer than expected to be realized.

HBI and GHI have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process or other factors could result in the loss or departure of key employees, the disruption of the ongoing business of GHI or inconsistencies in standards, controls, procedures and policies. It is also possible that clients, customers, depositors and counterparties of GHI could choose to discontinue their relationships with the combined company post-merger because they prefer doing business with GHI or for any other reason, which would adversely affect the future performance of the combined company. These transition matters could have an adverse effect on each of HBI and GHI during the pre-merger period and for an undetermined time after the completion of the merger.

The results of operations of HBI after the merger may be affected by factors different from those currently affecting the results of operations of HBI and GHI.

The businesses of HBI and GHI differ in certain respects and, accordingly, the results of operations of the combined company and the market price of HBI’s common stock may be affected by factors different from those currently affecting the independent results of operations of HBI and GHI. For a discussion of the business of HBI and certain factors to be considered in connection with HBI’s business, see “Certain Information Concerning HBI” and the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information.” For a discussion of the business of GHI, see “Certain Information Concerning GHI.”

The Merger Agreement limits GHI’s ability to pursue an alternative transaction and requires GHI to pay a termination fee under certain circumstances relating to alternative acquisition proposals.

The Merger Agreement prohibits GHI from soliciting, initiating, encouraging or knowingly facilitating certain alternative acquisition proposals with any third party, subject to exceptions set forth in the Merger Agreement. The Merger Agreement also provides for the payment by GHI to HBI of a termination fee of $4,425,000 in the event that the Merger Agreement is terminated in connection with another acquisition proposal or under certain other circumstances. These provisions may discourage a potential competing acquiror that might have an interest in acquiring GHI from considering or proposing such an acquisition. See “The Merger Agreement – Termination; Termination Fee” included elsewhere in this proxy statement/prospectus.

The fairness opinions that HBI and GHI have obtained, have not been, and are not expected to be, updated to reflect any changes in circumstances that may have occurred since the signing of the Merger Agreement.

The fairness opinions issued to HBI and GHI, regarding the fairness, from a financial point of view, of the consideration to be paid in connection with the merger, speak only as of their date of delivery. Changes in the operations and prospects of HBI or GHI, general market and economic conditions and other factors which may be beyond the control of HBI and GHI, and on which each of the fairness opinions was based, may have altered the value of HBI or GHI or the market prices of shares of HBI or GHI as of the date of this proxy statement/prospectus, or may alter such values and market prices by the time the merger is completed. The financial advisors do not have any obligation to update, revise or reaffirm their respective opinions to reflect subsequent developments, and have not done so. Because HBI and GHI do not currently anticipate asking their financial advisors to update their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. GHI’s board of directors’ recommendation that GHI shareholders vote “FOR” approval of the Merger Agreement is, however, made as of the date of this proxy statement/prospectus. For a description of the opinions that HBI and GHI received from their financial advisors, see “Opinion of HBI’s Financial Advisor” and “Opinion of GHI’s Financial Advisor” included elsewhere in this proxy statement/prospectus.

The merger is subject to the receipt of consents and approvals from governmental entities that may impose conditions that could have an adverse effect on the combined company following the merger.

Before the merger may be completed, various approvals and consents must be obtained from the Federal Reserve Board, the Arkansas State Bank Department, the Office of the Comptroller of the Currency and various other securities, antitrust, and regulatory authorities. These governmental entities may impose conditions on the granting of such approvals and consents. Although HBI and GHI do not currently expect that any such material conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs or limiting the revenues of the combined company following the merger, any of which might have an adverse effect on the combined company following the merger. In addition, each of HBI and GHI has agreed to use its commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the merger. Such actions may entail costs and may adversely affect HBI, GHI, or the combined company following the merger.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may adversely affect GHI.

The merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and approval of the GHI shareholders. If any condition to the merger is not satisfied or waived, to the extent permitted by law, the merger will not be completed. In addition, HBI and GHI may terminate the Merger Agreement under certain circumstances even if the Merger Agreement is approved by GHI shareholders. If HBI and GHI do not complete the merger, neither company would realize any of the expected benefits of having completed the merger. If the merger is not completed and GHI’s board of directors seeks another merger or business combination, GHI shareholders cannot be certain that GHI will be able to find a party willing to offer equivalent or more attractive consideration than the consideration HBI has agreed to provide in the merger. If the merger is not completed, additional risks could materialize, which could materially and adversely affect the business, financial condition and results of GHI. For more information on closing conditions to the Merger Agreement, see “The Merger Agreement – Conditions to the Merger” included elsewhere in this proxy statement/prospectus.

The combined company expects to incur substantial expenses related to the merger.

The combined company expects to incur substantial expenses in connection with completing the merger and combining the business, operations, networks, systems, technologies, policies and procedures of the two companies. Although HBI and GHI have assumed that a certain level of transaction and combination expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of their combination expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and combination expenses associated with the merger could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the combination of the businesses following the completion of the merger. As a result of these expenses, both HBI and GHI expect to take charges against their earnings before and after the completion of the merger. The charges taken in connection with the merger are expected to be significant, although the aggregate amount and timing of such charges are uncertain at present.

Shares of HBI common stock to be received by GHI shareholders as a result of the merger will have rights different from the shares of GHI common stock.

Upon completion of the merger, the rights of former GHI shareholders who receive HBI common stock in the merger and thereby become HBI shareholders will be governed by the articles of incorporation and bylaws of HBI and by Arkansas law. The rights associated with GHI common stock are different from the rights associated with HBI common stock. See “Comparison of Rights of Holders of HBI and GHI Common Stock” beginning on page 76 for a discussion of the different rights associated with HBI common stock.

Certain GHI directors and officers may have interests in the merger different from the interests of GHI shareholders.

In considering the recommendations of the board of directors of GHI, GHI shareholders should be aware that certain directors and officers of GHI have interests in the merger that may differ from, or may be in addition to, the interests of GHI shareholders generally. The board of directors of GHI was aware of these interests and considered them, among other matters, when it adopted the Merger Agreement and in making its recommendations that the GHI shareholders approve the Merger Proposal. These interests include:

•	Certain GHI directors and officers may receive cash payments in connection with the termination of their stock options;

•	Certain GHI officers are parties to employment agreements that provide severance and other benefits upon or following a change in control of GHI in connection with a qualifying termination of employment;

•	GHI directors and officers are entitled to indemnification and insurance coverage under the Merger Agreement; and

•	Certain GHI officers will be offered continued employment with Centennial Bank at salaries agreed upon by the officer and Centennial Bank.

For a more complete description of the interests of GHI directors and officers in the merger, see “The Merger – Golden Parachute Compensation” and “– Termination of Stock Options” and “The Directors and Officers of GHI and Landmark Bank Have Financial Interests in the Merger.”

Risk Factors Relating to HBI and HBI’s Business.

Prior to or upon completion of the merger, HBI will exceed $10 billion in assets, and as a result, it will become subject to increased regulatory requirements, which could materially and adversely affect it.

Prior to or upon completion of the merger, HBI’s bank subsidiary’s total assets will exceed $10 billion, and HBI and its bank subsidiary will therefore become subject to increased regulatory requirements beginning in 2018. The Dodd-Frank Act and its implementing regulations impose various additional requirements on bank holding companies with $10 billion or more in total assets, including compliance with portions of the Federal Reserve’s enhanced prudential oversight requirements and annual stress testing requirements. Failure to meet the enhanced prudential standards and stress testing requirements could limit, among other things, HBI’s ability to engage in expansionary activities or make dividend payments to its shareholders. In addition, banks with $10 billion or more in total assets are primarily examined by the Consumer Financial Protection Bureau (“CFPB”) with respect to various federal consumer financial protection laws and regulations. Currently, HBI’s bank subsidiary is subject to regulations adopted by the CFPB, but the Federal Reserve is primarily responsible for examining HBI’s bank subsidiary’s compliance with consumer protection laws and those CFPB regulations. As a relatively new agency with evolving regulations and practices, there is uncertainty as to how the CFPB’s examination and regulatory authority might impact HBI’s business.

With respect to deposit-taking activities, banks with assets in excess of $10 billion are subject to two changes. First, these institutions are subject to a deposit assessment based on a new scorecard issued by the FDIC. This scorecard considers, among other things, the bank’s CAMELS rating, results of asset-related stress testing and funding-related stress, as well as HBI’s use of core deposits, among other things. Depending on the results of the bank’s performance under that scorecard, the total base assessment rate is between 2.5 to 45 basis points. Any increase in HBI’s bank subsidiary’s deposit insurance assessments may result in an increased expense related to its use of deposits as a funding source. Additionally, banks with over $10 billion in total assets are no longer exempt from the requirements of the Federal Reserve’s rules on interchange transaction fees for debit cards. This means that, beginning on July 1, 2018, HBI’s bank subsidiary will be limited to receiving only a “reasonable” interchange transaction fee for any debit card transactions processed using debit cards issued by its to its customers. The Federal Reserve has determined that it is unreasonable for a bank with more than $10 billion in total assets to receive more than $0.21 plus 5 basis points of the transaction plus a $0.01 fraud adjustment for an interchange transaction fee for debit card transactions. A reduction in the amount of interchange fees HBI’s bank subsidiary receives for electronic debit interchange will reduce its revenues. During fiscal year 2015, HBI’s bank subsidiary collected $20.4 million in debit card interchange fees. HBI estimates that had it been subject to this limitation during 2015 its interchange fee revenue would have been reduced by approximately $7.0 million.

In anticipation of becoming subject to the heightened regulatory requirements, HBI has begun to hire additional compliance personnel and implement structural initiatives to address these requirements. However, compliance with these requirements may necessitate that it hire additional compliance or other personnel, design and implement additional internal controls, and/or incur other significant expenses, any of which could have a material adverse effect on its business, financial condition or results of operations. Compliance with the annual stress testing requirements, part of which must be publicly disclosed, may also be misinterpreted by the market generally or HBI’s customers and, as a result, may adversely affect HBI’s stock price or ability to retain customers or effectively compete for new business opportunities. To ensure compliance with these heightened requirements when effective, HBI’s regulators may require it to fully comply with these requirements or take actions to prepare for compliance even before HBI or HBI’s bank subsidiary’s total assets equal or exceed $10 billion at the end of four consecutive quarters. As a result, HBI has incurred and expects to continue to incur compliance-related costs before it is otherwise required. HBI’s regulators may also consider its preparation for compliance with these regulatory requirements when examining its operations generally or considering any request for regulatory approval it may make, even requests for approvals on unrelated matters.

HBI’s decisions regarding credit risk could be inaccurate and its allowance for loan losses may be inadequate, which would materially and adversely affect HBI.

Management makes various assumptions and judgments about the collectability of HBI’s loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of its secured loans. HBI endeavors to maintain an allowance for loan losses that it considers adequate to absorb future losses that may occur in its loan portfolio. As of September 30, 2016, HBI’s allowance for loan losses was approximately $76.4 million, or 1.1% of HBI’s loans. In determining the size of the allowance, HBI analyzes its loan portfolio based on its historical loss experience, volume and classification of loans, volume and trends in delinquencies and non-accruals, national and local economic conditions, and other pertinent information.

If HBI’s assumptions are incorrect, its current allowance may be insufficient to absorb future loan losses, and increased loan loss reserves may be needed to respond to different economic conditions or adverse developments in its loan portfolio. When there is an economic downturn, it is more difficult for HBI to estimate the losses that it will experience in its loan portfolio. In addition, federal and state regulators periodically review its allowance for loan losses and may require HBI to increase its allowance for loan losses or recognize further loan charge-offs based on judgments different than those of its management. Any increase in its allowance for loan losses or loan charge-offs could have a negative effect on HBI’s operating results.

HBI’s high concentration of real estate loans and especially commercial real estate loans exposes it to increased lending risk.

As of September 30, 2016, 80.1% of HBI’s total loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral. This includes commercial real estate loans (excluding construction/land development) of $3.0 billion, or 42.7% of total loans, construction/land development loans of $1.1 billion, or 15.0% of total loans, and residential real estate loans of $1.6 billion, or 22.4% of total loans. This high concentration of real estate loans could subject HBI to increased credit risk in the event of a decrease in real estate values in its markets, a real estate recession or a natural disaster. Also, in any such event, HBI’s ability to recover on defaulted loans by foreclosing and selling real estate collateral would be diminished, and it would be more likely to suffer losses on defaulted loans.

In addition to the risks associated with the high concentration of real estate-secured loans, the commercial real estate and construction/land development loans, which comprised 57.6% of HBI’s total loan portfolio as of September 30, 2016, expose it to a greater risk of loss than its residential real estate loans, which comprised 22.4% of its total loan portfolio as of September 30, 2016. Commercial real estate and land development loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential loans. Consequently, an adverse development with respect to one commercial loan or one credit relationship exposes HBI to a significantly greater risk of loss compared to an adverse development with respect to one residential mortgage loan.

The repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flows from the project are reduced, a borrower’s ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, HBI may be compelled to modify the terms of the loan, or in the most extreme cases, it may have to foreclose.

HBI’s geographic concentration of banking activities and loan portfolio makes it more vulnerable to adverse conditions in its local markets.

HBI operates through branch locations in Arkansas, Florida, Alabama and New York City. However, approximately 80.0% of its total loans and 77.7% of its real estate loans as of September 30, 2016, are to borrowers whose collateral is located in Alabama, Arkansas and Florida, the three states in which it primarily has branch locations. An adverse development with respect to the market conditions of any of these specific market areas or a decrease in real estate values in those market areas could expose HBI to a greater risk of loss than a portfolio that is spread among a larger geographic base.

Depressed local economic and housing markets have led to loan losses and reduced earnings in the past and could lead to additional loan losses and reduced earnings.

During the latter years of the last decade the Florida markets experienced a dramatic reduction in housing and real estate values, coupled with significantly higher unemployment. These conditions contributed to increased non-performing loans and reduced asset quality during this time period. While market conditions in the Florida markets have improved in recent years leading to resulting improvements in HBI’s non-performing loans and asset quality, any similar future economic downturn or deterioration in real estate values could cause HBI to incur additional losses relating to increased non-performing loans. HBI does not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting its income and its loan administration costs. When HBI takes collateral in foreclosures and similar proceedings, it is required to mark the related loan to the then-fair market value of the collateral, which may result in a loss. These loans and other real estate owned also increase its risk profile and the capital HBI’s regulators believe is appropriate in light of such risks. In addition, the resolution of non-performing assets requires significant commitments of time from management and HBI’s directors, which can be detrimental to the performance of their other responsibilities. These factors, individually or in the aggregate, could have an adverse effect on HBI’s financial condition and results of operations.

Additionally, HBI’s success significantly depends upon the growth in population, income levels, deposits and housing starts in its markets. If the communities in which HBI operates do not grow or if prevailing economic conditions deteriorate locally or nationally, HBI’s business may be adversely affected. HBI is less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, HBI cannot give any assurance it will benefit from any market growth or favorable economic conditions in its primary market areas if they do occur.

If the value of real estate in the Florida markets were to once again deteriorate, a significant portion of HBI’s loans in the Florida market could become under-collateralized, which could have a material adverse effect on HBI.

As of September 30, 2016, loans in the Florida market totaled $2.4 billion, or 33.7% of HBI’s loans receivable. Of the Florida loans, approximately 89.8% were secured by real estate. In prior years, the difficult local economic conditions have adversely affected the values of HBI’s real estate collateral in Florida, and they could do so again if the markets were to once again deteriorate in the future. The real estate collateral in each case provides an alternate source of repayment on HBI’s loans in the event of default by the borrower but may deteriorate in value during the time credit is extended. If HBI is required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, its earnings and capital could be adversely affected.

Because HBI has a concentration of exposure to a number of individual borrowers, a significant loss on any of those loans could materially and adversely affect HBI.

HBI has a concentration of exposure to a number of individual borrowers. Under applicable law, HBI’s bank subsidiary is generally permitted to make loans to one borrowing relationship up to 20% of its Tier 1 capital plus the allowance for loan losses. As of September 30, 2016, the legal lending limit of HBI’s bank subsidiary for secured loans was approximately $191.6 million. HBI’s board of directors has established an in-house lending limit of $20.0 million to any one borrowing relationship without obtaining the approval of both its Chairman, John W. Allison, and its director Richard H. Ashley. As of September 30, 2016, HBI had a total of $1.9 billion, or 27.1% of its total loans, committed to the aggregate group of borrowers whose total debt exceeds the established in-house lending limit of $20.0 million.

HBI’s cost of funds may increase as a result of general economic conditions, interest rates and competitive pressures.

HBI’s cost of funds may increase as a result of general economic conditions, interest rates and competitive pressures. HBI has traditionally obtained funds principally through local deposits, and it has a base of lower cost transaction deposits. Generally, HBI believes local deposits are a more stable source of funds than other borrowings because interest rates paid for local deposits are typically lower than interest rates charged for borrowings from other institutional lenders. In addition, local deposits reflect a mix of transaction and time deposits, whereas brokered deposits typically are less stable time deposits, which may need to be replaced with higher cost funds. HBI’s costs of funds, profitability and liquidity are likely to be adversely affected if and to the extent HBI has to rely upon higher cost borrowings from other institutional lenders or brokers to fund loan demand or liquidity needs, and changes in HBI’s deposit mix and growth could adversely affect its profitability and the ability to expand its loan portfolio.

The loss of key officers may materially and adversely affect HBI.

HBI’s success depends significantly on its Chairman, John W. Allison, and its executive officers, especially C. Randall Sims, Brian S. Davis, J. Stephen Tipton and Kevin D. Hester plus Centennial Bank Chief Executive Officer and President, Tracy M. French, and its regional Centennial Bank presidents Robert F. Birch, Russell D. Carter, III and Jim F. Haynes, Jr. Centennial Bank, in particular, relies heavily on its management team’s relationships in its local communities to generate business. Because HBI does not have employment agreements or non-compete agreements with HBI’s executive officers and regional bank presidents, these employees are free to resign at any time and accept an employment offer from another company, including a competitor. The loss of services from a member of HBI’s current management team may materially and adversely affect its business, financial condition, results of operations and future prospects.

HBI’s growth and expansion strategy may not be successful and its market value and profitability may suffer.

Growth through the acquisition of banks, including FDIC-assisted transactions, and de novo branching represent important components of HBI’s business strategy. Any future acquisitions HBI might make will be accompanied by the risks commonly encountered in acquisitions. These risks include, among other things:

•	credit risk associated with the acquired bank’s loans and investments;

•	the use of inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

•	the potential exposure to unknown or contingent liabilities related to the acquisition;

•	the time and expense required to integrate an acquisition;

•	the effectiveness of integrating operations, personnel and customers;

•	risks of impairment to goodwill or other than temporary impairment; and

•	potential disruption of its ongoing business.

HBI expects that competition for suitable acquisition candidates may be significant. HBI may compete with other banks or financial service companies with similar acquisition strategies, many of which are larger and have greater financial and other resources. HBI cannot assure you that it will be able to successfully identify and acquire suitable acquisition targets on acceptable terms and conditions.

In the current economic environment, HBI may continue to have opportunities to acquire the assets and liabilities of failed banks in FDIC-assisted transactions. These acquisitions involve risks similar to acquiring existing banks even though the FDIC might provide assistance to mitigate certain risks such as sharing in exposure to loan losses and providing indemnification against certain liabilities of the failed institution. However, because these acquisitions are structured in a manner that would not allow HBI the time normally associated with preparing for integration of an acquired institution, HBI may face additional risks in FDIC-assisted transactions. These risks include, among other things, the loss of customers, strain on management resources related to collection and management of problem loans and problems related to integration of personnel and operating systems.

In addition to the acquisition of existing financial institutions, as opportunities arise, HBI may grow through de novo branching. De novo branching and any acquisition carry with them numerous risks, including the following:

•	the inability to obtain all required regulatory approvals;

•	the significant upfront costs and anticipated operating losses associated with establishing a de novo branch or a new bank;

•	the inability to secure the services of qualified senior management;

•	the local market receptivity for branches established or banks acquired outside of those markets in which HBI currently maintains a material presence;

•	the local economic conditions within the market to be served by the de novo branch or new bank;

•	the inability to obtain attractive locations within a new market at a reasonable cost; and

•	the additional strain on management resources and internal systems and controls.

HBI cannot assure that it will be successful in overcoming these risks or any other problems encountered in connection with acquisitions (including FDIC-assisted transactions) and de novo branching. HBI’s inability to overcome these risks could have an adverse effect on its ability to achieve its business strategy and maintain its market value and profitability.

There may be undiscovered risks or losses associated with HBI’s bank acquisitions which would have a negative impact upon its future income.

HBI’s growth strategy includes strategic acquisitions of banks. HBI has acquired 19 banks since it started its first subsidiary bank in 1999, including a total of 14 banks from 2010 through 2015, and it has one additional pending bank acquisition which it expects to close during the first quarter of 2017. HBI will continue to consider strategic acquisitions, with a primary focus on Arkansas, Florida, South Alabama and other nearby markets. In most cases, HBI’s acquisition of a bank includes the acquisition of all or a substantial portion of the target bank’s assets and liabilities, including all or a substantial portion of its loan portfolio. There may be instances when HBI, under its normal operating procedures, may find after the acquisition that there may be additional losses or undisclosed liabilities with respect to the assets and liabilities of the target bank, and, with respect to its loan portfolio, that the ability of a borrower to repay a loan may have become impaired, the quality of the value of the collateral securing a loan may fall below its standards, or its determination of the fair value of any such loan may be inadequate. One or more of these factors might cause HBI to have additional losses or liabilities, additional loan charge-offs, or increases in allowances for loan losses, which would have a negative impact upon its financial condition and results of operations.

Changes in national and local economic conditions could lead to higher loan charge-offs in connection with HBI’s acquisitions.

In connection with HBI’s acquisitions since 2010, it has acquired a significant portfolio of loans. Although HBI marked down the loan portfolios it has acquired, there is no assurance that the non-impaired loans acquired by HBI will not become impaired or that the impaired loans will not suffer further deterioration in value resulting in additional charge-offs to the acquired loan portfolio. Fluctuations in national, regional and local economic conditions, including those related to local residential and commercial real estate and construction markets, may increase the level of charge-offs HBI makes to its loan portfolio, and, may consequently, reduce its net income. Such fluctuations may also increase the level of charge-offs on the loan portfolios HBI has acquired in the acquisitions and correspondingly reduce HBI’s net income. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on HBI’s operations and financial condition even if other favorable events occur.

HBI’s acquisitions have caused it to modify its disclosure controls and procedures, which may not result in the material information that it is required to disclose in its SEC reports being recorded, processed, summarized, and reported timely.

HBI’s management is responsible for establishing and maintaining effective disclosure controls and procedures that are designed to cause the material information that it is required to disclose in reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be recorded, processed, summarized, and reported to the extent applicable within the time periods required by the SEC’s rules and forms. As a result of HBI’s acquisitions, it may implement changes to processes, information technology systems and other components of internal control over financial reporting as part of its integration activities. Notwithstanding any changes to HBI’s disclosure controls and procedures resulting from its evaluation of the same after the acquisition, its control systems, no matter how well designed and operated, may not result in the material information that HBI is required to disclose in its SEC reports being recorded, processed, summarized, and reported within required time periods. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within HBI’s company have been detected. If, as a result of HBI’s acquisitions or otherwise, it is unable to achieve and maintain effective disclosure controls and procedures and internal control over financial reporting, investors and customers may lose confidence in the accuracy and completeness of its financial reports, it may suffer adverse regulatory consequences or violate listing standards, and the market price of its common stock could decline.

Competition from other financial institutions may adversely affect HBI’s profitability.

HBI faces substantial competition in all phases of its operations from a variety of different competitors. HBI experiences strong competition, not only from commercial banks, savings and loan associations and credit unions, but also from mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other financial services providers operating in or near HBI’s market areas. HBI competes with these institutions both in attracting deposits and in making loans.

Many of HBI’s competitors are much larger national and regional financial institutions. HBI may face a competitive disadvantage against them as a result of HBI’s smaller size and resources and its lack of geographic diversification. Due to their size, larger competitors can achieve economies of scale and may offer a broader range of products and services or more attractive pricing than HBI. If HBI is unable to offer competitive products and services, its business may be negatively affected. Many of HBI’s competitors are not subject to the same degree of regulation that it is as an FDIC-insured institution, which gives them greater operating flexibility and reduces their expenses relative to HBI’s expenses. As a result, these non-bank competitors have certain advantages over HBI in accessing funding and in providing various services.

HBI also competes against community banks that have strong local ties. These smaller institutions are likely to cater to the same small and mid-sized businesses that HBI targets and to use a relationship-based approach similar to HBI’s. In addition, HBI’s competitors may seek to gain market share by pricing below the current market rates for loans and paying higher rates for deposits. HBI banking business in its primary market areas is very competitive, and the level of competition facing it may increase further, which may limit its asset growth and financial results.

HBI may incur environmental liabilities with respect to properties to which it takes title.

A significant portion of HBI’s loan portfolio is secured by real property. In the course of its business, HBI may own or foreclose and take title to real estate and could become subject to environmental liabilities with respect to these properties. In addition, HBI acquires branches and real estate in connection with its acquisitions of banks. HBI may become responsible to a governmental agency or third parties for property damage, personal injury, investigation and clean-up costs incurred by those parties in connection with environmental contamination, or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with environmental investigation or remediation activities could be substantial. If HBI were to become subject to significant environmental liabilities, it could have a material adverse effect on HBI’s results of operations and financial condition.

HBI continually encounters technological change, and it may have fewer resources than many of its competitors to continue to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving customers, effective use of technology increases efficiency and enables financial institutions to reduce costs. HBI’s future success will depend, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in its operations. Many of HBI’s competitors have substantially greater resources to invest in technological improvements. HBI may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its clients, which may adversely affect its results of operations and future prospects.

A failure in or breach of HBI’s operational or security systems, or those of its third party service providers, including as a result of cyber-attacks, could disrupt HBI’s business, result in unintentional disclosure or misuse of confidential or proprietary information, damage its reputation, increase its costs and cause losses.

As a financial institution, HBI’s operations rely heavily on the secure processing, storage and transmission of confidential and other information on its computer systems and networks. Any failure, interruption or breach in security or operational integrity of these systems could result in failures or disruptions in its online banking system, customer relationship management, general ledger, deposit and loan servicing and other systems. The security and integrity of its systems could be threatened by a variety of interruptions or information security breaches, including those caused by computer hacking, cyber-attacks, electronic fraudulent activity or attempted theft of financial assets. HBI cannot assure you that any such failures, interruption or security breaches will not occur, or if they do occur that they will be adequately addressed. While HBI has certain protective policies and procedures in place, the nature and sophistication of the threats continue to evolve. HBI may be required to expend significant additional resources in the future to modify and enhance its protective measures.

Additionally, HBI faces the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate its business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, HBI’s operational systems. Any failures, interruptions or security breaches in HBI’s information systems could damage its reputation, result in a loss of customer business, result in a violation of privacy or other laws, or expose HBI to civil litigation, regulatory fines or losses not covered by insurance.

HBI’s recent results do not indicate its future results and may not provide guidance to assess the risk of an investment in its common stock.

HBI is unlikely to sustain its historical rate of growth, and may not even be able to expand its business at all. Further, HBI’s recent growth may distort some of its historical financial ratios and statistics. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit HBI’s ability to expand its market presence. If HBI is not able to successfully grow its business, HBI’s financial condition and results of operations could be adversely affected.

HBI may not be able to raise the additional capital it needs to grow and, as a result, its ability to expand its operations could be materially impaired.

Federal and state regulatory authorities require HBI and its bank subsidiary to maintain adequate levels of capital to support its operations. While HBI believes that its existing capital (which well exceeds the federal and state capital requirements) will be sufficient to support its current operations, anticipated expansion and potential acquisitions, factors such as faster than anticipated growth, reduced earnings levels, operating losses, changes in economic conditions, revisions in regulatory requirements, or additional acquisition opportunities may lead HBI to seek additional capital.

HBI’s ability to raise additional capital, if needed, will depend on its financial performance and on conditions in the capital markets at that time, which is outside its control. If HBI needs additional capital but cannot raise it on terms acceptable to HBI, its ability to expand its operations could be materially impaired, HBI’s business, financial condition, results of operations and prospects may be adversely affected, and its stock price may decline.

HBI’s directors and executive officers own a significant portion of its common stock and can exert significant influence over its business and corporate affairs.

HBI’s directors and executive officers, as a group, beneficially owned 12.6% of its common stock as of September 30, 2016. Consequently, if they vote their shares in concert, they can significantly influence the outcome of all matters submitted to HBI’s shareholders for approval, including the election of directors. The interests of its officers and directors may conflict with the interests of other holders of HBI’s common stock, and they may take actions affecting HBI with which you disagree.

Hurricanes or other adverse weather events could negatively affect HBI’s local economies or disrupt its operations, which would have an adverse effect on it.

Like other coastal areas, HBI’s markets in Alabama and Florida are susceptible to hurricanes and tropical storms. Such weather events can disrupt HBI’s operations, result in damage to its properties and negatively affect the local economies in which it operates. HBI cannot predict whether or to what extent damage that may be caused by future hurricanes or other weather events will affect its operations or the economies in its market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties or other collateral securing its loans and an increase in the delinquencies, foreclosures and loan losses. HBI’s business or results of operations may be adversely affected by these and other negative effects of hurricanes or other significant weather events.

Risk Factors Related to Owning HBI’s Stock

The rights of HBI’s common shareholders are subordinate to the holders of any debt securities that it may issue from time to time and may be subordinate to the holders of any series of preferred stock that it may issue in the future.

As of September 30, 2016, HBI has $60.8 million of subordinated debentures issued in connection with trust preferred securities. Payments of the principal and interest on the trust preferred securities are unconditionally guaranteed by HBI. The subordinated debentures are senior to HBI’s shares of common stock. As a result, HBI must make payments on the subordinated debentures (and the related trust preferred securities) before any dividends can be paid on its common stock and, in the event of its bankruptcy, dissolution or liquidation, the holders of the debentures must be satisfied before any distributions can be made to the holders of its common stock. HBI has the right to defer distributions on the subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid to holders of its capital stock. If HBI elects to defer or if it defaults with respect to its obligations to make payments on these subordinated debentures, this would likely have a material adverse effect on the market value of its common stock.

HBI’s Board of Directors has the authority to issue in the aggregate up to 5,500,000 shares of preferred stock, and to incur senior or subordinated indebtedness, generally without shareholder approval. HBI’s preferred stock could be issued with voting, liquidation, dividend and other rights that may be superior to the rights of its common stock. In addition, like HBI’s outstanding subordinated debentures, any future indebtedness that it incurs would be expected to be senior to its common stock with respect to payment upon liquidation, dissolution or winding up. Accordingly, common shareholders bear the risk that HBI’s future issuances of debt or equity securities or its incurrence of other borrowings will negatively affect the market price of its common stock.

HBI may be unable to, or choose not to, pay dividends on its common stock.

Although HBI has paid a quarterly dividend on its common stock since the second quarter of 2003 and expects to continue this practice, HBI cannot assure you of its ability to continue. HBI’s ability to pay dividends depends on the following factors, among others:

•	HBI may not have sufficient earnings since its primary source of income, the payment of dividends to it by Centennial Bank, is subject to federal and state laws that limit the ability of that bank to pay dividends.

•	Federal Reserve Board policy requires bank holding companies to pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition.

•	Before dividends may be paid on HBI’s common stock in any year, payments must be made on its subordinated debentures.

•	HBI’s board of directors may determine that, even though funds are available for dividend payments, retaining the funds for internal uses, such as expansion of its operations, is a better strategy.

If HBI fails to pay dividends, capital appreciation, if any, of its common stock may be the sole opportunity for gains on an investment in its common stock. In addition, in the event Centennial Bank becomes unable, due to regulatory restrictions, capital planning needs, or otherwise, to pay dividends to it, HBI may not be able to service its debt, pay its other obligations or pay dividends on its common stock. Accordingly, HBI’s inability to receive dividends from its bank subsidiary could also have a material adverse effect on its business, financial condition and results of operations and the value of your investment in HBI’s common stock.

HBI’s stock trading volume may not provide adequate liquidity for investors.

Although shares of HBI’s common stock are listed for trading on the NASDAQ Global Select Market, the average daily trading volume in the common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which HBI has no control. Given the daily average trading volume of HBI’s common stock, significant sales of the common stock in a brief period of time, or the expectation of these sales, could cause a decline in the price of its common stock.

SELECTED CONSOLIDATED FINANCIAL DATA OF GHI

The following table presents selected consolidated financial information and other financial data for GHI. The data for the three and nine months ended September 30, 2016 are derived from unaudited financial data of GHI, and for the years 2015 and 2014 are derived from audited consolidated financial statements of GHI, except earnings per share data. Operating results for prior periods are not necessarily indicative of the results that might be expected for 2016 or any future period.

	As of or for the Three Months Ended September 30,	As of or for the Nine Months Ended September 30,	As of or for the Years Ended December 31,
	2016	2016	2015	2014
	(Unaudited)	(Unaudited)
	(Dollars and shares in thousands, except per share data)
Income statement data:
Interest income	$4,548	$13,481	$18,960	$16,037
Interest expense	680	2,003	2,516	2,278

Net interest income before provision for loan losses	3,868	11,478	16,444	13,759
Provision for loan losses	0	2,351	17	9

Net interest income after provision	3,868	9,127	16,427	13,750
Non-interest income	201	515	964	2,146
Non-interest expense	2,422	7,356	9,516	8,194

Income before income taxes	1,647	2,286	7,875	7,702
Provision for income taxes	589	768	2,868	2,833

Net income	$1,058	$1,518	$5,007	$4,869

Share and per share data:
Basic earnings per common share	$0.06	$0.08	$0.28	$0.38
Diluted earnings per share	0.06	0.08	0.26	0.35
Cash dividends declared on preferred stock	0	0	578	0
Book value per share at end of period	3.08	3.08	3.00	3.84
Common shares outstanding at end of period	18,037	18,037	18,037	12,893

Balance sheet data:
Total assets	$462,975	$462,975	$380,931	$340,365
Cash and cash equivalents	106,803	106,803	49,540	22,730
Investment securities	2,035	2,035	1,193	1,457
Total loans	341,866	341,866	314,538	307,393
Allowance for loan losses	6,644	6,644	5,253	6,193
Loans, net	335,222	335,222	309,285	301,200
Deposits	368,191	368,191	287,903	252,362
Stockholders’ equity	55,613	55,613	54,034	49,524

Asset quality:
Non-performing loans(1)	$6,020	$6,020	$9,841	$14,493
Allowance for loan losses to total loans	1.94%	1.94%	1.67%	2.01%
Allowance for loan losses to non-performing loans	110.37	110.37	53.38	42.73
Total non-performing loans to total loans	1.76	1.76	3.13	4.71
Total non-performing loans to total assets	1.30	1.30	2.58	4.26
Total non-performing loans and real estate foreclosed assets to total assets	1.30	1.30	2.58	4.26

(1)	Loans where the interest is no longer accruing over 90 days or more past due.

SELECTED CONSOLIDATED FINANCIAL DATA OF HBI

Set forth below are highlights from HBI’s consolidated financial data as of and for the three and nine months ended September 30, 2016 and 2015 and for the years ended December 31, 2011 through December 31, 2015. The results of operations for the three and nine months ended September 30, 2016 and 2015 are not necessarily indicative of the results of operations for a full year or any other interim period. HBI management prepared the unaudited information on the same basis as it prepared HBI’s audited consolidation financial statements. In the opinion of HBI management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with HBI’s consolidated financial statements and related notes included in HBI’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2016, each of which is incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” in the forepart of this proxy statement/prospectus.

Selected Consolidated Financial Data

	As of or for the Three Months Ended September 30,		As of or for the Nine Months Ended September 30,		As of or for the Years Ended December 31,
	2016	2015	2016	2015	2015	2014	2013	2012	2011
		(Unaudited)
	(Dollars and shares in thousands, except per share data)
Income statement data:
Total interest income	$111,375	$96,653	$325,149	$270,845	$377,436	$335,888	$217,126	$177,135	$171,806
Total interest expense	7,722	5,562	22,398	15,234	21,724	18,870	14,531	21,535	30,551

Net interest income	103,653	91,091	302,751	255,611	355,712	317,018	202,595	155,600	141,255
Provision for loan losses	5,536	7,106	16,905	16,274	25,164	22,664	5,180	2,750	3,500

Net interest income after provision for loan losses	98,117	83,985	285,846	239,337	330,548	294,354	197,415	152,850	137,755
Non-interest income	22,014	16,545	63,223	48,242	65,498	44,762	40,365	47,969	41,309
Non-interest expense	51,026	44,593	144,261	128,556	177,555	161,943	133,307	102,368	94,722

Income before income taxes	69,105	55,937	204,808	159,023	218,491	177,173	104,473	98,451	84,342
Income tax expense	25,485	20,196	76,252	58,257	80,292	64,110	37,953	35,429	29,601

Net income	43,620	35,741	128,556	100,766	138,199	113,063	66,520	63,022	54,741
Preferred stock dividends and accretion of discount on preferred stock	—	—	—	—	—	—	—	—	1,828

Net income available to common stockholders	$43,620	$35,741	$128,556	$100,766	$138,199	$113,063	$66,520	$63,022	$52,913

Common share and per common share data(a):
Basic earnings per common share	$0.31	$0.26	$0.92	$0.74	$1.01	$0.86	$0.58	$0.56	$0.47
Diluted earnings per common share	0.31	0.26	0.91	0.74	1.01	0.85	0.57	0.56	0.46
Diluted earnings per common share excluding intangible amortization(1)	0.31	0.27	0.92	0.76	1.03	0.88	0.59	0.57	0.48
Book value per common share	9.22	8.02	9.22	8.02	8.56	7.52	6.46	4.59	4.19
Tangible book value per common share(2)(5)	6.40	5.51	6.40	5.51	5.71	4.95	3.97	3.72	3.59
Dividends – common	0.090	0.075	0.253	0.200	0.275	0.175	0.145	0.145	0.067
Average common shares outstanding	140,436	135,738	140,403	135,396	136,616	131,902	115,816	112,548	113,664
Average diluted shares outstanding	140,703	136,162	140,685	135,999	137,130	132,662	116,504	113,260	114,448

Performance ratios:
Return on average assets	1.81%	1.72%	1.81%	1.71%	1.68%	1.63%	1.43%	1.58%	1.50%
Return on average assets excluding intangible amortization(6)	1.91	1.83	1.91	1.82	1.79	1.75	1.52	1.66	1.57
Return on average common equity	13.62	13.23	13.83	12.86	12.77	12.34	11.27	12.75	11.77
Return on average tangible common equity excluding intangible amortization(2)(7)	20.01	19.76	20.59	19.49	19.37	19.80	15.26	15.87	14.39
Net interest margin(10)	4.86	5.03	4.83	4.99	4.98	5.37	5.19	4.70	4.69
Efficiency ratio(3)	39.41	39.79	38.16	40.49	40.44	42.67	52.44	47.88	49.13

Selected Consolidated Financial Data – Continued

	As of or for the Three Months Ended September 30,		As of or for the Nine Months Ended September 30,		As of or for the Years Ended December 31,
	2016	2015	2016	2015	2015	2014	2013	2012	2011
		(Unaudited)
	(Dollars and shares in thousands, except per share data)
Asset quality:
Non-performing assets to total assets	0.79%	0.88%	0.79%	0.88%	0.89%	1.18%	1.84%	3.55%	5.49%
Non-performing loans to total loans	0.84	0.90	0.84	0.90	0.96	1.23	1.66	3.61	6.52
Allowance for loan losses non-performing loans	127.09	117.96	127.09	117.96	109.00	88.65	59.12	51.59	35.68
Allowance for loans losses to total loans(9)	1.07	1.06	1.07	1.06	1.04	1.09	0.98	1.86	2.33
Net charge-offs to average total loans	0.05	0.07	0.14	0.17	0.20	0.18	0.34	0.33	0.20

Balance sheet data:
Total assets	$9,764,238	$8,515,553	$9,764,238	$8,515,553	$9,289,122	$7,403,272	$6,811,861	$4,242,130	$3,604,117
Investment securities – available-for-sale	1,233,269	1,141,405	1,233,269	1,141,405	1,206,580	1,067,287	1,175,484	726,223	671,221
Investment securities – held-to-maturity	275,544	324,949	275,544	324,949	309,042	356,790	114,621	—	—
Loans receivable	7,112,291	6,005,589	7,112,291	6,005,589	6,641,571	5,057,502	4,476,953	2,716,083	2,241,825
Allowance for loan losses	76,370	63,659	76,370	63,659	69,224	55,011	43,815	50,632	52,129
Intangible assets	397,056	341,556	397,056	341,556	399,426	346,348	324,034	97,742	68,283
Non-interest-bearing deposits	1,717,467	1,409,949	1,717,467	1,409,949	1,456,624	1,203,306	991,161	666,414	464,581
Total deposits	6,840,293	5,953,014	6,840,293	5,953,014	6,438,509	5,423,971	5,393,046	3,483,452	2,858,031
Subordinated debentures (trust preferred securities)	60,826	60,826	60,826	60,826	60,826	60,826	60,826	28,867	44,331
Stockholders’ equity	1,296,018	1,091,278	1,296,018	1,091,278	1,199,757	1,015,292	840,955	515,473	474,066

Capital ratios:
Common equity to assets	13.27%	12.82%	13.27%	12.82%	12.92%	13.71%	12.35%	12.15%	13.15%
Tangible common equity to tangible assets(2)(8)	9.60	9.17	9.60	9.17	9.00	9.48	7.97	10.08	11.48%
Common equity Tier 1 capital	10.96	10.80	10.96	10.80	10.50	N/A	N/A	N/A	N/A
Tier 1 leverage ratio(4)	10.40	10.28	10.40	10.28	9.91	10.31	9.38	10.95	12.48
Tier 1 risk-based capital ratio	11.68	11.65	11.68	11.65	11.26	12.55	10.88	13.94	17.04
Total risk-based capital ratio	12.61	12.56	12.61	12.56	12.16	13.51	11.75	15.20	18.30
Dividend payout – common	28.97	28.44	27.58	26.86	27.19	20.49	25.51	25.89	13.90

(a)	All share and per share amounts have been restated to reflect the effect of the 2-for-1 stock split during June 2016.
(1)	Diluted earnings per share excluding intangible amortization reflect diluted earnings per share plus per share intangible amortization expense, net of the corresponding tax effect. See the incorporated by reference Form 10-Q for September 30, 2016 and Form 10-K for December 31, 2015 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” – Table 24 and Table 33, respectively, for the non-GAAP tabular reconciliation.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis.
(3)	The efficiency ratio is calculated by dividing non-interest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and non-interest income.
(4)	Leverage ratio is Tier 1 capital to quarterly average total assets less intangible assets and gross unrealized gains/losses on available-for-sale investment securities.
(5)	See the incorporated by reference Form 10-Q for September 30, 2016 and Form 10-K for December 31, 2015 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” – Table 25 and Table 34, respectively, for the non-GAAP tabular reconciliation.
(6)	See the incorporated by reference Form 10-Q for September 30, 2016 and Form 10-K for December 31, 2015 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” – Table 26 and Table 35, respectively, for the non-GAAP tabular reconciliation.
(7)	See the incorporated by reference Form 10-Q for September 30, 2016 and Form 10-K for December 31, 2015 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” – Table 27 and Table 36, respectively, for the non-GAAP tabular reconciliation.
(8)	See the incorporated by reference Form 10-Q for September 30, 2016 and Form 10-K for December 31, 2015 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” – Table 28 and Table 37, respectively, for the non-GAAP tabular reconciliation.
(9)	See the incorporated by reference Form 10-Q for September 30, 2016 and Form 10-K for December 31, 2015 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” – Table 23 and Table 32, respectively, for the non-GAAP tabular reconciliation.
(10)	Fully taxable equivalent (assuming an income tax rate of 39.225%).

MARKET PRICE AND DIVIDEND INFORMATION

HBI’s common stock is currently listed on The NASDAQ Global Select Market under the symbol “HOMB.” GHI’s common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of GHI common stock. Set forth below are the high and low sales prices for our common stock as reported by the NASDAQ Global Select Market for the two most recently completed fiscal years (adjusted for the 2-for-1 stock split in June 2016). Also set forth below are dividends declared per share in each of these periods:

	High	Low	Dividends Declared
2015
First Quarter	$17.33	$14.33	$0.0625
Second Quarter	18.68	16.26	0.0625
Third Quarter	20.60	18.00	0.0750
Fourth Quarter	23.26	19.80	0.0750

2016
First Quarter	$21.29	$17.07	$0.0750
Second Quarter	22.30	18.55	0.0875
Third Quarter	23.50	18.91	0.0900
Fourth Quarter	28.46	19.89	0.0900

GHI has not paid any dividends on the shares of its common stock. In 2015, GHI paid a cumulative dividend through June 30, 2015 of $578,000 to holders of shares of its preferred stock, all of which preferred shares were converted to shares of GHI common stock as of June 30, 2015.

As of December 31, 2016, there were 140,472,205 shares of HBI common stock issued and outstanding, which were held by approximately 991 shareholders of record. As of the record date for the GHI special meeting, there were 18,037,316 shares of GHI common stock outstanding, which were held by approximately 94 shareholders of record. Such numbers of shareholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

On November 4, 2016, the business day immediately preceding the public announcement of the merger, the closing price of HBI’s common stock as reported on The NASDAQ Global Select Market was $21.31 per share. On January 19, 2017, the last practicable trading day before the distribution of this proxy statement/prospectus, the closing price of HBI’s common stock as reported on The NASDAQ Global Select Market was $25.87 per share.

The timing and amount of future dividends are at the discretion of HBI’s board of directors and will depend upon its consolidated earnings, financial condition, liquidity and capital requirements, the amount of cash dividends paid to HBI by its subsidiaries, applicable government regulations and policies and other factors considered relevant by HBI’s board of directors. HBI’s board of directors anticipates it will continue to pay quarterly dividends in amounts determined based on the factors discussed above, but dividends may be terminated at any time and in the sole discretion of its board of directors. Capital distributions, including dividends, by HBI’s subsidiaries are subject to restrictions tied to such institution’s earnings. For a description of these restrictions, see the section of HBI’s Annual Report on Form 10-K for the year ended December 31, 2015 entitled “Supervision and Regulation,” which is incorporated by reference herein.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this proxy statement/prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements relate to future events or future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, and HBI’s and GHI’s other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” and similar expressions are used, you should consider them as identifying forward-looking statements. These forward-looking statements involve risks and uncertainties and are based on beliefs and assumptions, and on the information available at the time that these disclosures were prepared. These forward-looking statements may not be realized due to a variety of factors, including, but not limited to, the following:

•	the merger may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received on a timely basis or at all;

•	HBI’s stock price could change before closing of the merger due to, among other things, broader stock market movements and the performance of financial companies and peer group companies;

•	benefits from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which GHI operates;

•	GHI’s business may not be integrated into HBI’s successfully, or such integration may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected; and

•	management time and effort may be diverted to the resolution of merger-related issues.

All written or oral forward-looking statements attributable to HBI and GHI are expressly qualified in their entirety by this Cautionary Note. Actual results may differ significantly from those discussed in these forward-looking statements. For other factors, risks and uncertainties that could cause actual results to differ materially from estimates and projections contained in these forward-looking statements, see “Risk Factors.”

THE MERGER

The following is a discussion of the merger and the material terms of the Merger Agreement between HBI and GHI. You are urged to read carefully the Merger Agreement in its entirety, a copy of which is attached as Appendix A to this proxy statement/prospectus and incorporated by reference herein. This summary may not contain all of the information about the Merger Agreement that is important to you. Factual information about HBI and GHI can be found elsewhere in this proxy statement/prospectus. Additional factual information about HBI can be found in the public filings HBI makes with the SEC, as described in the section entitled “Where You Can Find More Information.”

Terms of the Merger

Transaction Structure. HBI’s and GHI’s boards of directors have each approved and adopted the Merger Agreement. The Merger Agreement provides for the acquisition of GHI by HBI through the direct merger of GHI with and into HBI, with HBI continuing as the surviving corporation. As soon as reasonably practicable following the merger and as part of a single integrated transaction, Landmark Bank will be merged with and into Centennial Bank, which is HBI’s wholly-owned community bank subsidiary, with Centennial Bank continuing as the surviving corporation in that second-step merger.

Merger Consideration. In the merger, GHI shareholders will have the right, with respect to each of their shares of GHI common stock, to receive, as described below, a combination of cash and shares of HBI common stock valued in the aggregate at $88,500,000, with 20.9% of the total consideration to be paid in cash and 79.1% to be paid in shares of HBI common stock. Under the terms of the Merger Agreement, the total merger consideration (the “Purchase Price”) will be $88,500,000. The amount of the Purchase Price described in the previous sentence is based upon the HBI common stock to be issued in the merger being valued at the HBI Average Closing Price and assuming that the HBI Average Closing Price is not less than $17.05 nor greater than $25.57 (which we refer to sometimes collectively as the “collar”).

The total consideration payable to GHI shareholders will consist of (i) $18,500,000 in cash payable at closing, and (ii) shares of HBI common stock with a total value of $70,000,00, based upon the HBI Average Closing Price and subject to the collar described above. Assuming 18,037,316 shares of GHI common stock are outstanding immediately before the merger, GHI shareholders will receive in exchange for each share of GHI common stock consideration valued at approximately $4.91 (the “Merger Consideration”), consisting of (i) approximately $1.03 in cash payable at closing, and (ii) shares of HBI common stock valued at approximately $3.88 per share based upon the HBI Average Closing Price and subject to the collar.

The number of shares of HBI common stock comprising the portion of the per-share Merger Consideration to be paid in shares of HBI common stock will be determined by the volume-weighted average closing price, rounded to the nearest hundredth of a cent, of HBI common stock on The NASDAQ Global Select Market reporting system (based on “regular way” trading) for the 20 trading days immediately prior to the date the merger closes (the “HBI Average Closing Price”), provided that (i) if the calculation of the HBI Average Closing Price yields an amount greater than or equal to $25.57, the HBI Average Closing Price shall be deemed to be $25.57 and (ii) if the calculation of the HBI Average Closing Price yields an amount less than or equal to $17.05, the HBI Average Closing Price shall be deemed to be $17.05. The following table illustrates, for a range of potentially applicable HBI Average Closing Prices, the number of shares of HBI common stock that would be exchanged for each share of GHI common stock, assuming that 18,037,316 shares or 18,971,816 shares (which is equal to the sum of 18,037,316 shares – the number of shares of GHI common stock outstanding on the date the Merger Agreement was signed, plus 934,500 shares issuable if all GHI stock options outstanding on the date of the Merger Agreement are exercised) of GHI common stock are outstanding immediately before the merger based on a Purchase Price of $88,500,000. Exercisable stock options representing a total of 934,500 shares of GHI common stock were outstanding as of the date the Merger Agreement was signed. The actual consideration will be based on the actual HBI Average Closing Price, which will be computed at the time of the merger; the HBI Average Closing Prices shown on this table are for illustration only. Cash will be paid in lieu of issuing fractional shares of HBI common stock.

Per-Share Stock Consideration*

If the applicable HBI Average Closing Price is:	and 18,037,316 shares of GHI Common Stock are outstanding	and 18,971,816 shares of GHI Common Stock are outstanding
$17.05**	.2276	.2164
$18.00	.2156	.2050
$19.00	.2043	.1942
$20.00	.1940	.1845
$21.00	.1848	.1757
$21.97**	.1766	.1679
$22.00	.1764	.1677
$23.00	.1687	.1604
$24.00	.1617	.1537
$25.00	.1552	.1476
$25.57**	.1518	.1443

*	The Per-Share Stock Consideration will be based on the actual HBI Average Closing Price, which will be computed at the time of the merger; the HBI Average Closing Prices shown on this table are for illustration only. Cash will be paid in lieu of issuing fractional shares of HBI common stock.
**	On November 7, 2016, the date the Merger Agreement was signed, the closing price of a share of HBI common stock was $21.97. The Merger Agreement provides that if the HBI Average Closing Price is equal to or greater than $25.57, then the HBI Average Closing Price will be deemed to be $25.57. Additionally, if the HBI Average Closing Price is equal to or below $17.05, then the HBI Average Closing Price will be deemed to be $17.05.

For illustrative purposes only, assuming the HBI Average Closing Price is $21.97, the Purchase Price is $88,500,00 and there are 18,037,316 shares of GHI common stock outstanding immediately before the merger, a GHI shareholder holding 100 shares of GHI common stock will receive $102.57 in cash for the cash portion of the merger consideration, 17 shares of HBI common stock, and $14.50 in cash in lieu of the resulting fractional share.

Assuming that 18,037,316 shares of HBI common stock will be issued to GHI shareholders (based on a $21.97 HBI Average Closing Price and no cash in lieu of fractional shares paid), GHI shareholders would own approximately 2.2% of HBI’s common stock after the merger is completed, excluding any shares of HBI common stock they may already own.

Letters of Transmittal

Promptly upon the completion of the merger, the exchange agent will send a letter of transmittal and instructions for surrendering certificates or book-entry shares in exchange for the Merger Consideration and/or any cash in lieu of fractional shares of HBI common stock (as described below) to each holder of record of certificates or book-entry shares which, immediately prior to the completion of the merger, represented shares of GHI common stock, whose shares were converted into the right to receive the Merger Consideration.

Cash in Lieu of Fractional Shares

No fractional shares of HBI common stock will be issued upon the surrender of certificates or book-entry shares of GHI common stock for exchange, and no dividend or distribution with respect to HBI common stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of HBI. In lieu of the issuance of any such fractional share, HBI will pay to each former shareholder of GHI who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the HBI Average Closing Price by (ii) the fraction of a share (after taking into account all shares of GHI common stock held by such holder at the effective time of the merger and rounded to the nearest thousandth when expressed in decimal form) of HBI common stock which such holder would otherwise be entitled to receive.

Lost, Stolen or Destroyed Stock Certificates

If a certificate for GHI common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the Merger Agreement upon receipt of an affidavit as to that loss, theft or destruction and, if requested by the exchange agent, the posting of a bond to indemnify the exchange agent against any claim that may be made against it with respect to such certificate. If an GHI shareholder would like to replace his, her or its stock certificate prior to the closing of the merger, please contact Giant Holdings, Inc., Attn: Perry A. LaCaria, 6300 N.E. 1st Avenue, Suite 300, Fort Lauderdale, Florida 33334, telephone number (954) 958-0005.

Dividends and Distributions

The Merger Agreement allows GHI to declare a special cash dividend prior to the merger payable in two separate installments to the holders of GHI’s common stock as of the record date set by GHI’s board of directors. The first installment is expected to be payable immediately prior to the merger in an amount equal to the aggregate amount received by Landmark Bank from collections on the Specified Assets after the date of the Merger Agreement and before the closing of the merger. The second installment is expected to be payable following the third anniversary of the merger in an aggregate amount equal to 75% of the amounts (if any) collected by Centennial Bank on the Specified Assets between the merger date and the third anniversary of that date. If no proceeds are received from the Specified Assets after the closing of the merger, the declaration of the second installment of the dividend will become null and void, and no second installment will be paid.

Until certificates or book-entry shares representing shares of GHI common stock are surrendered for exchange, any dividends or other distributions of HBI with a record date after the effective time of the merger with respect to HBI common stock into which such shares of GHI common stock may have been converted will not be paid. Following surrender of any such certificates or book-entry shares, the record holder thereof will be entitled to receive, without interest, any HBI dividends or other distributions with a record date after the effective time of the merger payable with respect to the whole shares of HBI common stock represented by such certificates or book-entry shares and paid prior to the surrender date, and at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of HBI common stock represented by such certificates or book-entry shares with a record date after the effective time of the merger but before the surrender date and with a payment date after the issuance of HBI common stock issuable with respect to such certificates or book-entry shares.

After the effective time of the merger, there will be no transfers on the stock transfer books of GHI of any shares of GHI common stock, other than to settle transfers that occurred prior to the effective time of the merger. If certificates representing such shares are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the Merger Consideration into which the shares represented by that certificate have been converted.

Appraisal Rights

Notwithstanding any other provisions of this proxy statement/prospectus, shares of GHI common stock issued and outstanding at the effective time of the merger which are held by a holder who asserted his or her dissenters’ rights of appraisal in accordance with § 607.1321 of the Florida Statutes (“Dissenting Shares”) shall not be converted into or represent the right to receive the consideration payable thereon, and any such holder shall be entitled only to such rights of appraisal as are granted by § 607.1301 to § 607.1333 of the Florida

Statutes (“Dissenter Provisions”), unless and until such holder fails to perfect or effectively withdraws or otherwise loses his or her right to appraisal; provided, however, that no payment in connection with Dissenting Shares shall be made to any Dissenting Shareholder unless and until such Dissenting Shareholder has complied with the applicable provisions of the Dissenter Provisions and surrendered to HBI the certificate or certificates representing the Dissenting Shares for which payment is being demanded; however, if you hold your shares in “street name” and do not have a stock certificate, return of your certificate will not be required. If after the effective time of the merger any such Dissenting Shareholder fails to perfect or effectively withdraws or loses his or her right to appraisal, such shares of common stock shall be treated as if they had been converted at the effective time of the merger into the right to receive the consideration payable thereon. GHI shall give HBI prompt notice upon receipt by GHI of any written objection to the merger and such written demands for payment for shares of common stock under the Dissenter Provisions, and the withdrawals of such demands, and any other instruments provided to GHI pursuant to the Dissenter Provisions (any shareholder duly making such demand being hereinafter called a “Dissenting Shareholder”). Each Dissenting Shareholder that becomes entitled, pursuant to the Dissenter Provisions, to payment for any shares of common stock held by such Dissenting Shareholder shall receive payment therefor from HBI (but only after the amount thereof shall have been agreed upon or at the times and in the amounts required by the Dissenter Provisions). GHI shall not, except with the prior written consent of HBI, voluntarily make any payment with respect to, or settle or offer to settle, any demand for payment by a Dissenting Shareholder. Under the terms of the Merger Agreement, the amount paid by HBI to Dissenting Shareholders, if any, will have no effect on the per share Merger Consideration paid to GHI shareholders who do not exercise their dissenters’ rights of appraisal.

TO THE SHAREHOLDERS OF GHI:

YOU ARE HEREBY NOTIFIED THAT YOU MAY BE ENTITLED TO ASSERT APPRAISAL RIGHTS PURSUANT TO FLORIDA STATUTES § 607.1321. A COPY OF § 607.1301, ET SEQ., IS ATTACHED IN ITS ENTIRETY AS APPENDIX D TO THIS PROXY STATEMENT/PROSPECTUS.

In order to exercise appraisal rights, a Dissenting Shareholder must strictly comply with the statutory procedures of Sections 607.1301 through 607.1333 of the Dissenter Provisions, which are summarized below. A copy of the full text of those Sections is included as Appendix D to this proxy statement/prospectus. GHI shareholders are urged to read Appendix D in its entirety and to consult with their legal advisors. Each GHI shareholder who desires to assert his or her appraisal rights is cautioned that failure on his or her part to adhere strictly to the requirements of Florida law in any regard will cause a forfeiture of any appraisal rights.

The following summary of Florida law is qualified in its entirety by reference to the full text of the Dissenter Provisions, a copy of which is included as Appendix D to this proxy statement/prospectus.

A dissenting shareholder who desires to exercise his or her appraisal rights must file with GHI, prior to the taking of the vote on the Merger Agreement, a written notice of intent to demand payment for his or her shares if the merger is effectuated. A vote against the Merger Agreement will not alone be deemed to be the written notice of intent to demand payment and will not be deemed to satisfy the notice requirements under the Dissenter Provisions. A Dissenting Shareholder need not vote against the Merger Agreement, but cannot vote, or allow any nominee who holds such shares for the dissenting shareholder to vote, any of his or her shares of GHI common stock in favor of the Merger Agreement. A vote in favor of the Merger Agreement will constitute a waiver of the shareholder’s appraisal rights. A shareholder’s failure to vote against the Merger Agreement will not constitute a waiver of such shareholder’s dissenters’ rights. Such written notification should be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to the main office of GHI, attention Corporate Secretary.

All such notices must be signed in the same manner as the shares are registered on the books of GHI. If a GHI shareholder has not provided written notice of intent to demand fair value before the vote on the proposal to approve the Merger Agreement is taken at the special meeting, then the GHI shareholder will be deemed to have waived his or her appraisal rights.

Within 10 days after the completion of the merger, HBI must provide to each GHI shareholder who filed a notice of intent to demand payment for his or her shares a written appraisal notice and an election form that specifies, among other things:

•	the date of the completion of the merger;

•	HBI’s estimate of the fair value of the shares of GHI common stock;

•	where to return the completed appraisal election form and the shareholder’s stock certificates and the date by which each must be received by HBI or its agent, which date with respect to the receipt of the appraisal election form may not be fewer than 40, nor more than 60, days after the date HBI sent the appraisal election form to the shareholder (and shall state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless such form is received by HBI by such specified date) and which with respect to the return of stock certificates must not be earlier than the date for receiving the appraisal election form;

•	that, if requested in writing, HBI will provide to the shareholder so requesting, within 10 days after the date set for receipt by HBI of the appraisal election form, the number of shareholders who return the forms by such date and the total number of shares owned by them; and

•	the date by which a notice from the GHI shareholder of his or her desire to withdraw his or her appraisal election must be received by HBI, which date must be within 20 days after the date set for receipt by HBI of the appraisal election form from the GHI shareholder.

The form must also contain HBI’s offer to pay to the GHI shareholder the amount that it has estimated as the fair value of the shares of GHI common stock, and request certain information from the GHI shareholder, including:

•	the shareholder’s name and address;

•	the number of shares as to which the shareholder is asserting appraisal rights;

•	that the shareholder did not vote for the merger;

•	whether the shareholder accepts the offer of HBI to pay its estimate of the fair value of the shares of GHI common stock to the shareholder; and

•	if the shareholder does not accept the offer of HBI, the shareholder’s estimated fair value of the shares of GHI common stock and a demand for payment of the shareholder’s estimated value plus interest.

A Dissenting Shareholder must execute the appraisal election form, and in the case of certificated shares, deposit the shareholder’s certificates, by the specified date. Any Dissenting Shareholder failing to return a properly completed appraisal election form and his or her stock certificates within the period stated in the form will lose his or her appraisal rights and be bound by the terms of the Merger Agreement. Upon returning the appraisal election form, a Dissenting Shareholder will be entitled only to payment pursuant to the procedure set forth in the Dissenter Provisions and will not be entitled to vote or to exercise any other rights of a shareholder, unless the Dissenting Shareholder withdraws his or her demand for appraisal within the time period specified in the appraisal election form.

A Dissenting Shareholder who has delivered the appraisal election form and his or her GHI common stock certificates may decline to exercise appraisal rights and withdraw from the appraisal process by giving written notice to HBI within the time period specified in the appraisal election form. Thereafter, a dissenting shareholder may not withdraw from the appraisal process without the written consent of HBI. Upon such withdrawal, the right of the dissenting shareholder to be paid the fair value of his or her shares will cease, and he or she will be reinstated as a shareholder and will be entitled to receive the merger consideration.

If the Dissenting Shareholder accepts the offer of HBI in the appraisal election form to pay HBI’s estimate of the fair value of the shares of GHI common stock, payment for the shares of the dissenting shareholder is to be made within 90 days after the receipt of the appraisal election form by HBI or its agent. Upon payment of the agreed value, the dissenting shareholder will cease to have any interest in such shares.

A shareholder must demand appraisal rights with respect to all of the shares registered in his or her name, except that a record shareholder may assert appraisal rights as to fewer than all of the shares registered in the record shareholder’s name but which are owned by a beneficial shareholder, if the record shareholder objects with respect to all shares owned by the beneficial shareholder. A record shareholder must notify GHI in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. A beneficial shareholder may assert appraisal rights as to any shares held on behalf of the beneficial shareholder only if the beneficial shareholder submits to GHI the record shareholder’s written consent to the assertion of such rights before the date specified in the appraisal election form, and does so with respect to all shares that are beneficially owned by the beneficial shareholder.

A shareholder who is dissatisfied with HBI’s estimate of the fair value of the shares of HBI common stock must notify HBI of the shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest in the appraisal election form within the time period specified in the form. A shareholder who fails to notify HBI in writing of the shareholder’s demand to be paid its stated estimate of the fair value of the shares plus interest within the required time period waives the right to demand payment and will be entitled only to the payment offered by HBI in the appraisal election form.

Section 607.1330 of the Dissenter Provisions addresses what should occur if a Dissenting Shareholder fails to accept the offer of HBI to pay the value of the shares as estimated by HBI, and HBI fails to comply with the demand of the dissenting shareholder to pay the value of the shares as estimated by the dissenting shareholder, plus interest.

If a dissenting shareholder refuses to accept the offer of HBI to pay the value of the shares as estimated by HBI, and HBI fails to comply with the demand of the dissenting shareholder to pay the value of the shares as estimated by the dissenting shareholder, plus interest, then within 60 days after receipt of a written demand from any dissenting shareholder, HBI shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in Florida where the registered office of HBI, maintained pursuant to Florida law, is located requesting that the fair value of such shares be determined by the court.

If HBI fails to institute a proceeding within the above-prescribed period, any dissenting shareholder may do so in the name of HBI. All dissenting shareholders whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares and a copy of the initial pleading will be served on each Dissenting Shareholder as provided by law. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

HBI is required to pay each dissenting shareholder the amount found to be due within 10 days after final determination of the proceedings, which amount may, in the discretion of the court, include a fair rate of interest, which will also be determined by the court. Upon payment of the judgment, the Dissenting Shareholder ceases to have any interest in such shares.

Section 607.1331 of the Dissenter Provisions provides that the costs of a court appraisal proceeding, including reasonable compensation for, and expenses of, appraisers appointed by the court, will be determined by the court and assessed against HBI, except that the court may assess costs against all or some of the Dissenting Shareholders who are involved in the judicial proceeding, in amounts the court finds equitable, to the extent that the court finds such shareholders acted arbitrarily, vexatiously or not in good faith with respect to their appraisal rights. The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, against: (i) HBI and in favor of any or all Dissenting Shareholders who are involved in the judicial proceeding if the court finds HBI did not substantially comply with the notification provisions set forth in Sections 607.1320 and 607.1322 of the Dissenter Provisions; or (ii) either HBI or a Dissenting Shareholder, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the appraisal rights. If the court in an appraisal proceeding finds that the services of counsel for any dissenting shareholder were of substantial benefit to other dissenting shareholders, and that the fees for those services should not be assessed against HBI, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the dissenting shareholders who were benefited. To the extent that HBI fails to make a required payment when a dissenting shareholder accepts HBI’s offer to pay the value of the shares as estimated by HBI, the Dissenting Shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from HBI all costs and expenses of the suit, including counsel fees.

BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF FLORIDA LAW RELATING TO DISSENTERS’ APPRAISAL RIGHTS, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT THEIR OWN LEGAL ADVISORS.

Regulatory Approvals and Notifications

Each of HBI and GHI has agreed to use its reasonable best efforts to obtain all regulatory approvals required to complete the merger and the other transactions contemplated by the Merger Agreement. These approvals include approval from the Federal Reserve Board and the Arkansas State Bank Department, among others. HBI and GHI have filed, or are in the process of filing, applications and notifications to obtain these regulatory approvals.

Federal Reserve Board. The transaction contemplated by the Merger Agreement is subject to approval by the Federal Reserve Board pursuant to the Bank Holding Company Act of 1956, as amended, and the Bank Merger Act.

Arkansas State Bank Department. The transaction contemplated by the Merger Agreement is subject to approval by the Arkansas State Bank Department.

Office of the Comptroller of Currency. The transaction contemplated by the Merger Agreement requires notice to the Office of the Comptroller of Currency.

Additional Regulatory Approvals and Notices. The transaction contemplated by the Merger Agreement is also subject to approval by and notifications to various other regulatory agencies.

There can be no assurances that such approvals will be received on a timely basis, or as to the ability of HBI and GHI to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. There can likewise be no assurances that U.S. or state regulatory authorities will not attempt to challenge the merger on antitrust grounds or for other reasons, or, if such a challenge is made, as to the result of such challenge. The parties’ obligations to complete the transactions contemplated by the Merger Agreement are subject to a number of conditions, including the receipt of all requisite regulatory approvals.

Accounting Treatment

HBI will account for the merger using the acquisition method of accounting. Under this accounting method, HBI would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is complete. Any excess of the cost of GHI over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. HBI’s reported income would include the operations of GHI after the merger. Financial statements of HBI after completion of the merger would reflect the impact of the acquisition of GHI. Financial statements of HBI issued before completion of the merger would not be restated retroactively to reflect GHI historical financial position or results of operation.

Public Trading Market

HBI common stock is listed on The NASDAQ Global Select Market under the symbol “HOMB.” The HBI common stock issuable in the merger will be listed on The NASDAQ Global Select Market.

Resale of HBI Common Stock

All shares of HBI common stock received by GHI shareholders in the merger will be freely tradable for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, except for shares of HBI common stock received by any such holder who becomes an “affiliate” of HBI after completion of the merger. This proxy statement/prospectus does not cover resales of shares of HBI common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Background of the Merger

GHI’s board regularly assesses strategic alternatives for maximizing shareholder value, including with respect to growth opportunities and operational efficiencies with the potential to enhance profitability. In connection with the board’s consideration of various approaches for accomplishing this objective, the board has been cognizant of the benefits of belonging to a larger organization, in which operating and regulatory compliance costs can be shared across a larger revenue base, and in which a larger capital base allows the organization to serve more and larger costumers. In contemplating GHI’s strategic options, the board also found it important to consider a possible merger partner that shares the board’s desire to maximize shareholder value while providing outstanding service to the communities and customers that GHI serves.

On November 17, 2003, GHI entered into an engagement letter with Hovde, which has been a long-term adviser to GHI. Over the years, Hovde had evaluated and explored various strategic options on behalf of GHI.

In the summer of 2015, GHI decided that it may be an opportune time to explore a possible sale of GHI in light of market conditions in the banking industry. In August, 2015, Hovde compiled a brief preliminary due diligence package for potential distribution to select buyers. In September 2015, Hovde sent the due diligence package to four parties, including HBI. During the remainder of 2015, HBI and two other parties expressed varying degrees of interest in GHI and various meetings and telephone calls took place in the fourth quarter of 2015. During this time period, it was GHI’s perception that HBI showed the greatest level of interest in pursuing a possible combination transaction.

In October of 2015, Tracy French, CEO of Centennial Bank, arranged a meeting among John Allison, Chairman of HBI, Perry LaCaria, CEO of GHI, and Jeff Roschman, Chairman of GHI. During the meeting the parties discussed the possible transaction.

In November of 2015, Mr. Allison discussed with Mr. Roschman a problem loan relationship that was disclosed in the due diligence material. Details of the loan were provided to HBI by GHI and a conference call was arranged among Kevin Hester, CLO of HBI, Randy Sims, CEO of HBI, Mr. Jeff Roschman and Mr. LaCaria. After a detailed discussion and analysis of the loan relationship, HBI communicated to GHI that it would be best from HBI’s standpoint that GHI resolve this problem relationship before the detailed due diligence went forward.

On January 1, 2016, HBI and GHI signed a confidentiality agreement. On January 4, 2016, HBI submitted to GHI a letter of intent for a transaction with the value of approximately $82 million.

During the first three quarters of 2016, GHI continued to work through its loan issues. On or around August 1, 2016, Mr. Jeff Roschman communicated to Mr. Allison that Landmark had resolved the problem loan relationship and was ready to resume discussions about a possible sale. Mr. Allison and Mr. Jeff Roschman began discussing the possible terms of a sale, including price, cash and stock, and the amount of each.

On September 9, 2016, Mr. Allison, Mr. French, and Mr. Tipton, COO of HBI, met with Mr. Roschman in Fort Lauderdale to finalize the details of an offer for HBI to acquire the outstanding stock of GHI. At that time, HBI submitted to GHI a revised letter of intent for a transaction value of approximately $88.5 million. On September 20, 2016, GHI submitted several proposed revisions to the letter of intent, which HBI made and the letter of intent was then signed by GHI and HBI.

In late September and early October, 2016, HBI conducted a formal due diligence review of GHI, and GHI, together with Saltmarsh, Cleaveland & Gund (“Saltmarsh”), conducted due diligence on HBI.

On October 14, 2016, HBI delivered the first draft of a proposed merger agreement and the parties continued to review, discuss and negotiate it and the terms of the merger over the ensuing few weeks. During this time period, Mr. Allison discussed the possible acquisition with the HBI board of directors. The possible terms and the conditions were reviewed during periodic updates by Mr. Allison.

On November 4, 2016, the HBI board of directors held a special meeting to consider the terms of the proposed sale. The members of the board had received draft copies of the merger agreement. Members of HBI’s management reported on terms of the merger agreement. At the invitation of the board, Stephens Inc. reiewed the financial aspects of the transaction and delivered a opinion that the merger consideration was fair, from a financial point of view. Following the discussion and review, the board of directors of HBI approved the merger agreement and directed management to execute and deliver the merger agreement and related documents.

On November 7, 2016, the GHI board met with representatives of Hovde, a representative of legal counsel, and a representative of Saltmarsh to review the merger agreement and proposed merger transaction. Saltmarsh presented its findings of its due diligence review of HBI. Representatives of Hovde provided an analysis of its assessment of the proposed transaction and delivered its opinion to the GHI board of directors that that merger consideration provided in the merger agreement was fair to GHI shareholders from a financial point of view. In addition, legal counsel reviewed with the GHI directors the most recent draft of the proposed merger agreement and related transaction documents and the legal standards applicable to the board’s decisions and actions with respect to the proposed transaction. Following a discussion of these matters and the other factors listed below under “-Recommendation of GHI’s Board of Directors and Reasons for the Merger,” the board concluded that the proposed merger was fair to and in the best interest of GHI and its shareholders and unanimously approved the merger agreement in substantially the form presented.

On November 7, 2016, GHI and HBI signed the merger agreement and announced the merger transaction.

Recommendation of GHI’s Board of Directors and Reasons for the Merger

GHI’s board of directors reviewed and discussed the proposed merger with management and its financial and legal advisors in determining that the proposed merger is in the best interest of GHI and its shareholders. In reaching its conclusion to approve the merger agreement, GHI’s board of directors considered a number of factors, including the following:

•	the board’s knowledge of the current and prospective environment in which GHI operates, including national and local economic conditions, the competitive environment, the increased regulatory burden and expense imposed on financial institutions as a result of recent legislation, the trend toward consolidation in the financial services industry and the likely effect of these factors on GHI’s potential growth, development, profitability and strategic options;

•	the results that GHI could expect to achieve operating independently, and the likely risks and benefits to shareholders of that course of action, as compared with the value of the merger consideration;

•	the board’s view that the size of the institution and related economies of scale was becoming increasingly important to continued success in the current financial services environment and that a merger with a larger bank holding company could provide those economies of scale, increase efficiencies of operations and enhance customer products and services;

•	the board’s belief that the number of potential acquirers interested in smaller institutions like GHI, with total assets less than $500 million and limited geographic markets, has diminished and may diminish even further over time;

•	the opportunities and prospects of GHI for future organic growth and/or future growth through acquisitions without raising additional capital;

•	the board’s understanding of each of GHI’s and HBI’s business, operations, management, financial condition, asset quality, credit culture, earnings and prospects;

•	the results of GHI’s due diligence investigation of HBI and the reputation, business practices and experience of HBI and its management, including the experience of its senior management related to integration of acquired businesses;

•	the prospects for continued growth and enhanced performance of the combined company;

•	the fact that GHI’s shareholders will receive stock of HBI which would allow GHI shareholders to participate in the future performance of the combined company, and the value to GHI shareholders represented by that consideration;

•	the greater liquidity in the trading market for HBI common stock relative to the market for GHI common stock due to the listing of HBI’s shares on the Nasdaq Stock Market;

•	the strong historical performance of the HBI and the HBI’s common stock;

•	the cash dividends historically paid by the HBI on its common stock;

•	the opinion and financial presentations of Hovde to the GHI board of directors as to the fairness, from a financial point of view, of the merger consideration to be received by holders of GHI common stock;

•	the belief of the GHI board of directors that HBI emphasizes many of the same values embraced by GHI in the conduct of its business, such as, excellent customer service, employee development and delivering value to shareholders;

•	the anticipated likelihood of the HBI’s receiving the requisite regulatory approvals in a timely manner; and

•	the expected treatment of the merger as a “reorganization” for federal income tax purposes

The discussion of the information and factors considered by GHI’s board of directors is not exhaustive, but includes all the material factors considered by GHI’s board of directors. In view of the wide variety of factors considered by GHI’s board of directors in connection with its evaluation of the merger and the complexity of these matters, the board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. GHI’s board of directors evaluated the factors described above, including asking questions of management and its legal and financial advisors, and reached consensus that the merger was in the best interests of GHI and its shareholders. In considering the factors described above, individual members of GHI’s board of directors may have given different weights to different factors. GHI’s board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support its determination.

GHI’s board of directors determined that the merger, the merger agreement and the transactions contemplated thereby are advisable and in the best interests of GHI and its shareholders. Accordingly, the board of directors unanimously approved the merger agreement and unanimously recommends that GHI’s shareholders vote “FOR” approval of the merger agreement.

Opinion of GHI’s Financial Advisor

The fairness opinion and a summary of the underlying financial analyses of GHI’s financial advisor, Hovde Group, LLC, is described below. The description contains projections, estimates and other forward-looking statements about the future earnings or other measures of the future performance of GHI. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. You should not rely on any of these statements as having been made or adopted by GHI or HBI. You should review the copy of the fairness opinion, which is attached as Appendix C.

Hovde has acted as GHI’s financial advisor in connection with the proposed merger. Hovde is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with GHI and its operations. As part of its investment banking business, Hovde is continually engaged in the valuation of businesses and their securities in connection with, among other things, mergers and acquisitions.

Hovde reviewed the financial aspects of the proposed merger with GHI’s board of directors and, on November 7, 2016, delivered a written opinion to GHI’s board of directors that the merger consideration to be received by the shareholders of GHI in connection with the merger is fair to the shareholders of GHI from a financial point of view.

The full text of Hovde’s written opinion is included in this proxy statement as Appendix C and is incorporated herein by reference. You are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Hovde. The summary of the Hovde’s opinion included in this proxy statement is qualified in its entirety by reference to the full text of such opinion. Hovde’s opinion was directed to GHI’s board of directors and addresses only the fairness, from a financial point of view, of the merger consideration to be received by GHI’s shareholders in connection with the merger. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any of the shareholders as to how such shareholder should vote at the special meeting on the merger or any related matter.

During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating conditions of GHI and material prepared in connection with the merger, including, among other things, the following:

•	reviewed a draft of the Merger Agreement dated November 4, 2016, as provided to Hovde by GHI;

•	reviewed certain unaudited financial statements for GHI and HBI for the nine-month period ended September 30, 2016;

•	reviewed certain historical annual reports of GHI and HBI, including audited annual reports for the year ending December 31, 2015;

•	reviewed certain historical publicly available business and financial information concerning GHI and HBI;

•	reviewed certain internal financial statements and other financial and operating data concerning of GHI and HBI;

•	reviewed financial projections prepared by certain members of senior management of GHI;

•	reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that Hovde considered relevant;

•	assessed the general economic, market and financial conditions;

•	analyzed the pro forma financial impact of the merger on the combined company’s earnings per share, consolidated capitalization and financial ratios;

•	reviewed historical market prices and trading volumes of HBI’s common stock; and

•	reviewed certain publicly available financial and stock market data relating to selected public companies that Hovde deemed relevant to its analysis.

Hovde also conducted meetings and had discussions with members of senior management of GHI and HBI for purposes of reviewing the business, financial condition, results of operations and future prospects of GHI and HBI, as well as the history and past and current operations of GHI and HBI and GHI’s and HBI’s historical financial performance, outlook and future prospects. Hovde also discussed with management of GHI its assessment of the rationale for the merger. Hovde also performed such other analyses and considered such other factors as Hovde deemed appropriate, and took into account its experience in other similar transactions, as well as its knowledge of the banking and financial services industry and its general experience in securities valuations.

In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to it by GHI, and in the discussions it had with management of GHI. Hovde relied upon the reasonableness and achievability of the financial forecasts and projections (and the assumptions and bases therein) provided to Hovde by GHI, and assumed that the financial forecasts, including without limitation, the projections regarding under-performing and non-performing assets and net charge-offs were reasonably prepared by GHI on a basis reflecting the best currently available information and judgments and estimates by GHI, and that such forecasts would be realized in the amounts and at the times contemplated thereby. Hovde did not assume any responsibility to independently to verify such information or assumptions.

Hovde is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan losses with respect thereto. Hovde assumed that such allowances for GHI and HBI, are in the aggregate, adequate to cover such losses, and would be adequate on a pro forma basis for the combined entity. Hovde was not requested to make, and did not conduct, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities or liabilities (contingent or otherwise) of GHI or HBI, the collateral securing any such assets or liabilities, or the collectability of any such assets, and Hovde was not furnished with any such evaluations or appraisals, nor did Hovde review any loan or credit files of GHI or HBI.

Hovde assumed that the merger would be consummated substantially in accordance with the terms set forth in the Merger Agreement, without any waiver of material terms or conditions by GHI or any other party to the Merger Agreement and that the final Merger Agreement would not differ materially from the draft Hovde reviewed. Hovde assumed that the merger would be in compliance with all laws and regulations that are applicable to GHI and HBI. GHI advised Hovde that there are no factors that would impede any necessary regulatory or governmental approval of the merger. Hovde further assumed that, in the course of obtaining the necessary regulatory and government approvals, no restriction would be imposed on GHI or on HBI that would have a material adverse effect on the contemplated benefits of the merger. Hovde also assumed that no changes in applicable law or regulation would occur that would cause a material adverse change in the prospects or operations of GHI and HBI after the merger.

GHI engaged Hovde on November 13, 2003, to provide GHI with financial services relating to, among other things, issuing a fairness opinion to GHI’s board of directors. Pursuant to the terms of the engagement, at the time the merger is completed, GHI will pay Hovde a completion fee, which is contingent upon the completion of the merger. Pursuant to the engagement agreement, in addition to its fees and regardless of whether the merger is consummated, GHI has agreed to reimburse Hovde for certain reasonable out-of-pocket expenses incurred in performing its services and to indemnify Hovde against certain claims, losses and expenses arising out of the merger or Hovde’s engagement.

In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Hovde, GHI and HBI. Hovde’s opinion was necessarily based on financial, economic, market and other conditions and circumstances as they existed on, and on the information made available to Hovde as of, the dates used in its opinion. Any estimates contained in the analyses performed by Hovde are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities may be sold or the prices at which any securities may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Hovde’s opinion does not address the relative merits of the merger as compared to any other business combination in which GHI might engage. In addition, Hovde’s fairness opinion was among several factors taken into consideration by GHI’s board of directors in making its determination to approve the Merger Agreement and the merger. Consequently, the analyses described below should not be viewed as solely determinative of the decision of GHI’s board of directors or GHI’s management with respect to the fairness of the merger consideration to be received by GHI’s shareholders in connection with the merger.

The following is a summary of the material analyses prepared by Hovde and delivered to GHI’s board of directors on November 7, 2016, in connection with the delivery of its fairness opinion. This summary is not a complete description of the analyses underlying the fairness opinion or the presentation prepared by Hovde, but it summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. The analyses and the summary of the analyses must be considered as a whole and selecting portions of the analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying the analyses and opinion of Hovde. The tables alone are not a complete description of the financial analyses.

Market Approach – Comparable Transactions. As part of its analysis, Hovde reviewed publicly available information related to two comparable groups (a “Regional Group” and a “Nationwide Group”) of select acquisition transactions of banks. The Regional Group consisted of acquisition transactions of banks headquartered in the Southeast Region of the United States (consisting of the states of Virginia, West Virginia, Tennessee, North Carolina, South Carolina, Georgia, Alabama, Arkansas, Mississippi, Louisiana, and Florida) announced since January 1, 2014, in which the target had assets between $350 million and $1 billion, nonperforming assets (“NPAs”) to assets of less than 3.0%, tangible equity to tangible assets greater than 10.0% and a return on average assets (“ROAA”) between 0.50% and 1.50% over the last twelve months (“LTM”). The Nationwide Group consisted of acquisition transactions of banks in the United States announced since January 1, 2014, in which the target had assets between $500 million and $1 billion, NPAs to assets of less than 2.5%, tangible equity to tangible assets greater than 10.0% and a return on average assets between 0.50% and 1.25% over the last twelve months. In each case, for which financial information was available, no transaction that fit the selection criteria was excluded. Information for the target institutions was based on balance sheet data as of, and income statement data for the twelve months preceding, the most recent quarter prior to announcement of the transactions. The resulting two groups consisted of the following transactions (13 transactions for the Regional Group and 14 transactions for the Nationwide Group):

Regional Group:
Buyer (State)	Target (State)
Equity Bancshares, Inc. (KS)	Community First Bancshares, Inc. (AR)
Simmons First National Corporation (AR)	Citizens National Bank (TN)
State Bank Financial Corportion (GA)	NBG Bancorp, Inc. (GA)
BNC Bancorp (NC)	High Point Bank Corporation (NC)
Seacoast Banking Corp. of Florida (FL)	Floridian Financial Group, Inc. (FL)
Renasant Corporation (MS)	KeyWorth Bank (GA)
Home BancShares, Inc. (AR)	Florida Business BancGroup, Inc. (FL)
Pinnacle Financial Partners, Inc. (TN)	Magna Bank (TN)
Pinnacle Financial Partners, Inc. (TN)	CapitalMark Bank & Trust (TN)
United Community Banks, Inc. (GA)	MoneyTree Corporation (TN)
First Horizon National Corporation (TN)	TrustAtlantic Financial Corporation (NC)
State Bank Financial Corporation (GA)	Georgia-Carolina Bancshares, Inc. (GA)
Eagle Bancorp, Inc. (MD)	Virginia Heritage Bank (VA)

Nationwide Group:
Buyer (State)	Target (State)
QCR Holdings, Inc. (IL)	Community State Bank (IA)
First Mid-Illinois Bancshares, Inc. (IL)	First Clover Leaf Financial Corp. (IL)
BNC Bancorp (NC)	High Point Bank Corporation (NC)
German American Bancorp, Inc. (IN)	River Valley Bancorp (IN)
Pacific Premier Bancorp, Inc. (CA)	Security California Bancorp (CA)
Nicolet Bankshares, Inc. (WI)	Baylake Corp. (WI)
Home BancShares, Inc. (AR)	Florida Business BancGroup, Inc. (FL)
Pinnacle Financial Partners, Inc. (TN)	Magna Bank (TN)
Pinnacle Financial Partners, Inc. (TN)	CapitalMark Bank & Trust (TN)
Peoples Bancorp, Inc. (OH)	NB&T Financial Group, Inc. (OH)
Columbia Banking System, Inc. (WA)	Intermountain Community Bancorp (ID)
State Bank Financial Corporation (GA)	Georgia-Carolina Bancshares, Inc. (GA)
Eagle Bancorp, Inc. (MD) IBERIABANK Corporation (LA)	Virginia Heritage Bank (VA) Teche Holding Company (LA)

For each precedent transaction, Hovde compared the implied ratio of deal value to certain financial characteristics of GHI as follows:

•	the multiple of the purchase consideration to the acquired company’s tangible common book value (the “Price-to-Tangible Common Book Value Multiple”);

•	the multiple of the purchase consideration to the acquired company’s LTM net earnings per share (the “Price-to-LTM Earnings Multiple”); and

•	the multiple of the difference between the purchase consideration and the acquired company’s tangible book value to the acquired company’s core deposits (the “Premium-to-Core Deposits Multiple”).

The results of the analysis are set forth in the table below. Transaction multiples for the merger were derived from the estimated per share purchase price of $4.91, which implied a merger consideration of $88,500,000 for GHI and were based on September 30, 2016 financial results of GHI.

Implied Value for GHI Based On:	Price-to-Tangible Common Book Value Multiple	Price-to-LTM Earnings Multiple	Premium-to-Core Deposits Multiple
Total Deal Value	164.0%	34.7x	9.7%

Precedent Transactions Regional Group:
Median	147.7%	20.2x	8.6%
Minimum	127.3%	10.7x	4.2%
Maximum	242.1%	33.5x	21.0%

Precedent Transactions Nationwide Group:
Median	154.3%	17.6x	8.9%
Minimum	123.4%	12.1x	4.4%
Maximum	242.1%	28.4x	21.0%

Using publicly available information, Hovde compared the financial performance of GHI with that of the median of the precedent transactions from the Regional Group and Nationwide Group. The performance highlights are based on September 30, 2016 financial results of GHI.

	Tangible Equity/ Tangible Assets	Core Deposits	LTM ROAA	LTM ROAE[1]	Efficiency Ratio	NPAs/ Assets	ALLL/ NPLs[2]
GHI	11.97%	80.12%	0.66%	5.03%	60.75%	2.39%	60.15%

Precedent Transactions Regional Group:
Median	11.37%	77.55%	0.90%	7.70%	67.58%	1.74%	85.43%

Precedent Transactions Nationwide Group:
Median	10.75%	83.40%	0.93%	8.19%	68.42%	1.64%	64.60%

[1]	Return on average equity
[2]	Allowance for loan and lease losses as a percentage of nonperforming loans

No company or transaction used as a comparison in the above transaction analyses is identical to GHI, and no transaction was consummated on terms identical to the terms of the Merger Agreement. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies. The resulting values of the Precedent Transactions Regional Group indicated an implied aggregate valuation ranging between $52,811,000 and $86,794,000 compared to the proposed merger consideration of $88,500,000. The resulting values of the Precedent Transactions Nationwide Group indicated an implied aggregate valuation ranging between $46,098,000 and $87,761,000 compared to the proposed merger consideration of $88,500,000.

Income Approach – Discounted Cash Flow Analysis. Taking into account various factors including, but not limited to, GHI’s recent performance, the current banking environment and the local economy in which GHI operates, Hovde determined, in consultation with and based on information provided by management of GHI, earnings estimates for GHI over a forward looking five year period, and GHI management developed the forward-looking projections and key assumptions, which formed the basis for the discounted cash flow analyses. The resulting projected net income numbers used for the analysis were $5,471,000 for 2017, $6,306,000 for 2018, $6,810,000 for 2019, $7,355,000 for 2020 and $7,944,000 for 2021.

To determine present values of GHI based on these projections, Hovde utilized two discounted cash flow models, each of which capitalized terminal values using a different methodology: (1) Terminal Price/Earnings Multiple (“DCF Terminal P/E Multiple”); and, (2) Terminal Price/Tangible Book Value Multiple (“DCF Terminal P/TBV Multiple”).

In the DCF Terminal P/E Multiple analysis, an estimated value of GHI’s common stock was calculated based on the present value of GHI’s after-tax net income based on GHI management’s forward-looking projections. Hovde utilized a terminal value at the end of 2021 by applying a range of price-to-earnings multiples of 15.6x to 19.6x, with a midpoint of 17.6x, which is the median price-to-earnings multiple derived from transactions in the Nationwide Group. The present value of GHI’s projected dividends, if any, plus the terminal value was then calculated assuming a range of discount rates between 11.0% and 14.0%. This range of discount rates was chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of GHI’s common stock. The resulting aggregate values of GHI’s common stock of the DCF Terminal P/E Multiple ranged between $64,423,000 and $92,470,000, with a midpoint of $77,651,000.

In the DCF Terminal P/TBV Multiple model, the same earnings estimates and projected net income were used; however, in arriving at the terminal value at the end of 2021, Hovde applied a range of price-to-tangible book value multiples of 1.34x to 1.74x with the midpoint being 1.54x, which is the median price-to-tangible book value multiple derived from transactions in the Nationwide Group. The present value of projected dividends, if any, plus the terminal value, was then calculated assuming a range of discount rates between 11.0% and 14.0%. The resulting aggregate values of GHI’s common stock of the DCF Terminal P/TBV Multiple ranged between $63,177,000 and $93,685,000, with a midpoint of $77,553,000.

These analyses and their underlying assumptions yielded a range of values for GHI, which are outlined in the table below:

Implied Value for GHI Based On:	Price-to-Tangible Book Value Multiple	Price-to-LTM Earnings Multiple	Premium-to-Core Deposits Multiple
Total Deal Value	164.0%	34.7x	9.7%

DCF Analysis – Terminal P/E Multiple
Midpoint	140.0%	29.6x	6.1%

DCF Analysis – Terminal P/TBV Multiple
Midpoint	140.0%	29.6x	6.1%

Hovde noted that while the discounted cash flow present value analysis is a widely used valuation methodology, it relies on numerous assumptions, including asset and earnings growth rates, projected dividend payouts, terminal values and discount rates. Hovde’s analysis does not purport to be indicative of the actual values or expected values of GHI’s common stock.

HBI Comparable Companies Analysis: Hovde used publicly available information to compare selected financial and trading information for HBI and a group of 23 publicly-traded financial institutions selected by Hovde which was based on active publicly-traded acquirers in the southeast United States:

Ameris Bancorp	Seacoast Banking Corp. of Florida
BancorpSouth, Inc.	ServisFirst Bancshares, Inc.
Bank of the Ozarks, Inc.	Simmons First National Corporation
BNC Bancorp	South State Corporation
Capital Bank Financial Corp.	State Bank Financial Corporation
CenterState Banks, Inc.	TowneBank
City Holding Company	Trustmark Corporation
FCB Financial Holdings, Inc.	Union Bankshares Corporation
Fidelity Southern Corporation	United Bankshares, Inc.
First Bancorp	United Community Banks, Inc.
Pinnacle Financial Partners, Inc.	WesBanco, Inc.
Renasant Corporation

The analysis compared publicly available financial and market trading information for HBI and the data for the 23 financial institutions identified above as of and for the most recent nine-month period which was publicly available. The table below compares the data for HBI and the median data for the 23 financial institutions identified above, with pricing data as of November 4, 2016.

	Market Cap ($M)	Price/ Tangible Book Value	Price/ LTM EPS	Price/ 2016E EPS	Dividend Yield	YTD/Price Change	Two Year Total Return
HBI	$2,993.8	333.0%	18.1x	16.9x	1.69%	5.2%	39.9%

Comparable Companies:
Median	$1,401.8	197.8%	16.8x	15.7x	1.91%	2.2%	21.7%

HBI fell within the range of pricing metrics of comparable companies. No company used as a comparison in the above analyses is identical to HBI. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Accretion / Dilution Analysis: Hovde performed pro forma merger analyses that combined projected income statement and balance sheet information of GHI and HBI. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of HBI. In the course of this analysis, Hovde used earnings estimates provided by GHI’s management for GHI for the years ending December 31, 2016, December 31, 2017 and December 31, 2018 and used the FactSet consensus estimates for earnings estimates for HBI for the years ending December 31, 2016, December 31, 2017 and December 31, 2018. This analysis indicated that the merger is expected to be breakeven in 2017 and accretive by two cents per share to HBI’s consensus estimated earnings per share of $1.44 in 2018. The analysis also indicated that the merger is expected to be accretive to tangible book value per share for HBI by six cents per share in 2017 and by eight cents per share in 2018 and that HBI would maintain capital ratios in excess of those required for HBI to be considered well-capitalized under existing regulations. For all of the above analyses, the actual results achieved by GHI and HBI prior to and following the merger will vary from the projected results, and the variations may be material.

Other Factors and Analyses. Hovde took into consideration various other factors and analyses, including but not limited to: current market environment; merger and acquisition environment; movements in the common stock valuations of selected publicly-traded banking companies; and movements in the S&P 500 Index.

Conclusion. Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the merger consideration to be received in connection with the merger is fair from a financial point of view to GHI’s shareholders. Each shareholder is encouraged to read Hovde’s fairness opinion in its entirety. The full text of this fairness opinion is included as Appendix C to this proxy statement.

HBI Board of Directors and Reasons for the Merger

HBI’s board of directors reviewed and discussed the proposed merger with management and its financial and legal advisors in determining that the proposed merger was in the best interest of HBI and its shareholders. In reaching its conclusion to approve the Merger Agreement, HBI’s board of directors considered a number of factors, including the following:

•	the combined market footprint for HBI in Florida that the acquisition would provide;

•	the potential earnings accretion for HBI in the future given the opportunities for improvement in operational efficiencies;

•	the familiarity with GHI’s organization and management;

•	the common business philosophies and customer profiles;

•	the quality of GHI’s organization from a financial and regulatory perspective;

•	the potential market acceptance and approval of a transaction of this quality; and

•	the fairness of the consideration as supported by Stephens Inc. fairness opinion.

The discussion of the information and factors considered by the HBI’s board of directors is not exhaustive, but includes all the material factors considered by HBI’s board of directors. HBI’s board of directors evaluated the factors described above, including asking questions of management and its legal and financial advisors, and reached consensus that the merger was in the best interests of HBI and its shareholders.

HBI’s board of directors determined that the merger, the Merger Agreement and the transactions contemplated are advisable and in the best interests of HBI and its shareholders. Accordingly, the board of directors unanimously approved the Merger Agreement.

Opinion of HBI’s Financial Advisor

HBI engaged Stephens to render an opinion as to the fairness, from a financial point of view, to HBI’s board of directors of the consideration to be paid by HBI in the transaction pursuant to the merger agreement (the “Transaction”). On November 4, 2016, Stephens delivered its oral opinion to HBI’s board of directors and subsequently confirmed in a written opinion, dated November 4, 2016 that, as of that date and based upon and subject to the assumptions and qualifications stated in its written opinion, the $88.5 million cash and stock consideration to be exchanged by HBI for the outstanding common stock of GHI, was fair, from a financial point of view.

Stephens provided the opinion described above for the information and assistance of the board of directors of HBI in connection with its consideration of the approval of the merger agreement. The terms of the Transaction, including the amount and form of the consideration payable pursuant to the merger agreement to GHI’s stockholders, were determined through negotiations between HBI and GHI, and were approved by the board of directors. Stephens did not recommend the amount or form of consideration payable pursuant to the merger agreement. The full text of the written opinion letter of Stephens, dated November 4, 2016, which sets forth assumptions made, procedures followed, matters considered, qualifications stated and limitations on the review undertaken in connection with its opinion is attached as Appendix B to this proxy statement/prospectus.

Stephens’ opinion is for the use and benefit of the board of directors of HBI for purposes of its evaluation of the Transaction. Stephens’ opinion does not address the merits of the underlying decision by HBI to engage in the Transaction, the merits of the Transaction as compared to other alternatives potentially available to HBI or the relative effects of any alternative transaction in which HBI might engage, nor is it intended to be a recommendation to any person as to any specific action that should be taken in connection with the Transaction. This opinion is not intended to confer any rights or remedies upon any other person. In addition, except as explicitly set forth in the opinion letter, HBI has not asked Stephens to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of HBI. Stephens has not been asked to express any opinion, and does not express any opinion, as to the fairness of the amount or nature of the compensation to any of HBI’s officers, directors or employees, or to any group of such officers, directors or employees, relative to the compensation to other stockholders of HBI. Stephens’ fairness opinion committee approved the issuance of Stephens’ opinion.

In connection with rendering its opinion Stephens:

•	analyzed data (including financial projections) concerning HBI and GHI prepared by and based on assumptions provided by the management teams of HBI and GHI;

•	analyzed, on a pro forma basis in reliance upon financial projections and other information and assumptions provided by the management teams of HBI and GHI, the effect of the Transaction on the balance sheet, earnings, tangible book value per share and earnings per share of HBI;

•	compared the financial performance of HBI and GHI with that of certain publicly-traded companies that Stephens deemed relevant to its analysis of the Transaction, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that Stephens deemed relevant to its analysis of the Transaction;

•	reviewed the most recent draft of the Merger Agreement and related documents provided to Stephens by HBI;

•	discussed with management of HBI and GHI the operations of and future business prospects for HBI and GHI and the anticipated cost savings and financial consequences of the Transaction to HBI; and

•	performed such other analyses and provided such other services as Stephens deemed appropriate.

Stephens has relied on the accuracy and completeness of the information and financial data provided to Stephens by HBI and GHI and of the other information reviewed by Stephens in connection with the preparation of Stephens’ opinion, and its opinion is based upon such information. Stephens has not independently verified the accuracy or completeness of the information and financial data on which Stephens’ opinion is based. The managements of HBI and GHI have assured Stephens that they are not aware of any relevant information that has been omitted or remains undisclosed to Stephens. Stephens has not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of HBI or of GHI, and Stephens has not been furnished with any such evaluations or appraisals; nor has Stephens evaluated the solvency or fair value of HBI or of GHI under any laws relating to bankruptcy, insolvency or similar matters. In addition, Stephens has not received or reviewed any individual credit files nor has Stephens made an evaluation of the adequacy of the allowance for loan losses of HBI or GHI. Stephens has not assumed any obligation to conduct any physical inspection of the properties or facilities of HBI or of GHI. With respect to the financial forecasts prepared by the management of HBI, Stephens has assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the management of HBI as to the future financial performance of HBI and that the financial results reflected by such projections will be realized as predicted. Stephens has also assumed that the representations and warranties contained in the merger agreement and all related documents are true, correct and complete in all material respects.

Stephens’ opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to Stephens as of, the date hereof. It should be understood that subsequent developments may affect the opinion and that Stephens does not have any obligation to update, revise or reaffirm its opinion. Stephens has assumed that the Transaction will be consummated on the terms of the latest draft of the merger agreement provided to Stephens, without material waiver or modification. Stephens has assumed that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Transaction to HBI or its shareholders.

The following is a summary of the material financial analyses performed and material factors considered by Stephens in connection with its opinion. Stephens performed certain procedures, including each of the financial analyses described below, and reviewed with HBI’s executive management and board of directors the assumptions upon which the analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by Stephens within this regard, it does set forth those considered by Stephens to be material in arriving at its opinion. The order of the summaries of analyses described does not represent the relative importance or weight given to those analyses by Stephens. It should be noted that in arriving at its opinion, Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Stephens believes that its analysis must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Proposed Transaction: Pursuant to the Merger Agreement and for purposes of its opinion, Stephens assumed the consideration to be exchanged by HBI for the outstanding GHI common stock to have an aggregate value of $88.5 million, subject to potential adjustments as more fully defined in the merger agreement. HBI will issue stock worth $70 million, based on the 20-day HBI volume-weighted average price(“VWAP”) immediately prior to closing, and pay an aggregate of $18.5 million in cash to GHI shareholders. Based on the unaudited financial information as of and for the twelve months ended September 30, 2016, Stephens calculated the following transaction multiples:

Transaction Value / Most Recent Quarter (“MRQ”) Annualized Earnings:	20.9x
Transaction Value / Tangible Book Value:	1.60x

GHI has achieved strong profitability for the past five years, with a return on assets averaging over 1.00%. However, in early 2016 GHI experienced losses related to resolution of a single acquired loan relationship that impacted earnings in the first half of 2016. Per HBI management guidance, Stephens utilized MRQ annualized GHI net income of $4.236 million, or a 1.02% return on average assets (“ROAA”), as a proxy for the last twelve months (“LTM”) earnings throughout its analysis.

Relevant Public Companies Analysis: Stephens compared the financial condition, operating statistics and market valuation of HBI and GHI to separate groups of selected relevant public companies. Stephens selected the companies outlined below because their relative asset size and financial performance, among other factors, are reasonably similar to HBI or GHI; however, no selected company below is identical to HBI or GHI. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading values of the relevant public companies. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using relevant public company data.

Relevant Public Companies – Home BancShares, Inc.:

Stephens selected the following relevant public companies headquartered in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi and Tennessee with assets between $4 billion and $25 billion (total assets noted parenthetically):

•	Hancock Holding Company ($23,109 million)

•	IBERIABANK Corporation ($20,789 million)

•	Bank of the Ozarks, Inc. ($18,452 million)

•	BancorpSouth, Inc. ($14,611 million)

•	Trustmark Corporation ($13,162 million)

•	Pinnacle Financial Partners, Inc. ($10,978 million)

•	United Community Banks, Inc. ($10,298 million)

•	Renasant Corporation ($8,542 million)

•	FCB Financial Holdings, Inc. ($8,531 million)

•	Simmons First National Corporation ($8,227 million)

•	Ameris Bancorp ($6,493 million)

•	ServisFirst Bancshares, Inc. ($6,003 million)

•	CenterState Banks, Inc. ($5,015 million)

•	Seacoast Banking Corporation of Florida ($4,514 million)

To perform this analysis, Stephens examined publicly available financial information as of and for the last twelve month period ended September 30, 2016, or the most recently reported period available, and the market trading multiples of the relevant public companies based on October 31, 2016 closing prices. The financial data included in the table presented below may not correspond to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains selected information utilized by Stephens in the analysis:

		Relevant Public Companies
	HBI	25th Percentile	Median	Mean	75th Percentile
LTM Core Return on Average Equity(1)	14.1%	8.3%	8.8%	10.1%	11.4%
LTM Core Return on Average Assets(1)	1.84%	0.98%	1.15%	1.17%	1.29%
Tangible Common Equity / Tangible Assets	9.6%	8.1%	8.8%	9.0%	9.7%
Nonperforming Assets / Assets(2)	0.58%	0.37%	0.58%	0.68%	1.01%
Loans / Deposits	104.0%	81.3%	89.9%	87.3%	91.6%
Price / Book Value per Share	2.33x	1.25x	1.47x	1.52x	1.62x
Price / Tangible Book Value per Share	3.36x	1.64x	1.97x	2.00x	2.20x
Price / LTM Earnings	18.2x	15.9x	17.8x	18.6x	19.0x
Price / Estimated 2017 EPS(3)	16.2x	13.8x	14.2x	14.4x	14.7x
Price / Estimated 2018 EPS(3)	15.0x	12.6x	12.8x	13.0x	13.4x
Dividend Yield	1.67%	0.91%	1.61%	1.53%	2.13%

(1)	Core income defined as net income after taxes, but excluding extraordinary items, nonrecurring items and gain / loss on sale of securities.
(2)	Excludes restructured loans.
(3)	Based on FactSet Research Systems median estimates.

Source: SNL Financial

Relevant Public Companies – Giant Holdings, Inc.:

Stephens selected the following relevant public companies in Alabama, Florida, Georgia, Mississippi, South Carolina and Tennessee with assets between $400 million and $3 billion (total assets noted parenthetically):

•	Stonegate Bank ($2,936 million)

•	Capital City Bank Group, Inc. ($2,753 million)

•	Wilson Bank Holding Co. ($2,171 million)

•	National Commerce Corporation ($1,779 million)

•	Hamilton State Bancshares ($1,775 million)

•	Carolina Financial Corporation ($1,654 million)

•	First Farmers and Merchants Corporation ($1,345 million)

•	CapStar Financial Holdings, Inc. ($1,318 million)

•	Southern First Bancshares, Inc. ($1,290 million)

•	SmartFinancial, Inc. ($1,041 million)

•	Commerce Union Bancshares, Inc. ($920 million)

•	First Community Corporation ($915 million)

•	Carolina Alliance Bank ($633 million)

•	First Advantage Bancorp ($526 million)

•	Southwest Georgia Financial Corporation ($443 million)

•	Athens Bancshares Corporation ($426 million)

•	Bank of South Carolina Corporation ($410 million)

To perform this analysis, Stephens examined publicly available financial information as of the last twelve month period ended September 30, 2016, or the most recently reported period available, and the market trading multiples of the relevant public companies based on October 31, 2016 closing prices. The financial data included in the table presented below may not correspond to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains selected information utilized by Stephens in the analysis:

		Relevant Public Companies
	GHI	25th Percentile	Median	Mean	75th Percentile
LTM Core Return on Average Equity(1)	8.0%	6.4%	7.9%	8.2%	10.0%
LTM Core Return on Average Assets(1)	1.02%	0.67%	0.90%	0.87%	1.00%
Tangible Common Equity / Tangible Assets	12.0%	8.6%	9.8%	9.7%	10.6%
Nonperforming Assets / Assets(2)	2.39%	0.39%	0.50%	0.55%	0.67%
Loans / Deposits	91.0%	78.9%	83.8%	84.6%	94.2%
Price / Book Value per Share	—	1.06x	1.21x	1.32x	1.46x
Price / Tangible Book Value per Share	—	1.16x	1.32x	1.45x	1.65x
Price / LTM EPS(3)	—	15.7x	18.1x	17.8x	21.3x
Dividend Yield	—	0.00%	0.71%	1.20%	2.50%

(1)	Core income defined as net income after taxes, but excluding extraordinary items, nonrecurring items and gain / loss on sale of securities.
(2)	Excludes restructured loans.
(3)	Based on FactSet Research Systems median estimates as applicable.

Source: SNL Financial

Relevant Transactions Analysis: Stephens analyzed selected transaction multiples and related financial data for relevant transactions announced in Alabama, Florida, Georgia, Mississippi, South Carolina and Tennessee since July 1, 2013 with deal value between $50 million and $150 million and ROAA greater than 0.50%. The following transactions were considered by Stephens because each acquired company’s relative asset size and financial performance, among other factors, is reasonably similar to GHI’s (in each case, the first named company was the acquirer, the second named company was the acquired company and the transaction announcement date is noted parenthetically):

•	CenterState Banks, Inc. / Platinum Bank Holding Company (10/18/16)

•	National Commerce Corporation / Private Bancshares, Inc. (8/31/16)

•	Simmons First National Corporation / Citizens National Bank (5/18/16)

•	State Bank Financial Corporation / NBG Bancorp, Inc. (4/5/16)

•	Charter Financial Corporation / CBS Financial Corporation (12/3/15)

•	Seacoast Banking Corporation of Florida / Floridian Financial Group, Inc. (11/3/15)

•	Renasant Corporation / KeyWorth Bank (10/20/15)

•	Ameris Bancorp / Jacksonville Bancorp, Inc. (10/1/15)

•	BNC Bancorp / Southcoast Financial Corporation (8/14/15)

•	Private Investor – Gaylon Lawrence Jr. / F&M Financial Corporation (7/23/15)

•	Home BancShares, Inc. / Florida Business BancGroup, Inc. (6/17/15)

•	Pinnacle Financial Partners, Inc. / Magna Bank (4/28/15)

•	Ameris Bancorp / Merchants & Southern Banks of Florida, Inc. (1/29/15)

•	United Community Banks, Inc. / MoneyTree Corporation (1/27/15)

•	Stonegate Bank / Community Bank of Broward (8/25/14)

•	State Bank Financial Corporation / Georgia-Carolina Bancshares, Inc. (6/24/14)

•	BNC Bancorp / Harbor Bank Group, Inc. (6/5/14)

•	CenterState Banks, Inc. / Gulfstream Bancshares, Inc. (7/30/13)

Stephens considered these selected transactions to be reasonably similar, but not identical, to the Transaction. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions to which the Transaction is being compared. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected transaction data. Stephens compared certain proposed transaction multiples of the Transaction to the 25th percentile, median, mean and 75th percentile transaction multiples of the relevant transactions:

			Relevant Transactions
	GHI		25th Percentile		Median		Mean		75th Percentile
Target ROAE	8.0%		7.0%		7.8%		8.7%		9.9%
Target ROAA	1.02%		0.74%		0.80%		0.87%		0.94%
Target NPAs / Total Assets	2.39%		1.20%		1.84%		2.10%		2.47%
Target Tangible Common Equity / Tangible Assets	12.0%		9.0%		10.0%		9.9%		10.8%

	HBI / GHI		25th Percentile		Median		Mean		75th Percentile
Transaction Value / Tangible Book Value	1.60	x	1.42	x	1.60	x	1.66	x	1.79	x
Transaction Value / LTM Earnings	20.9	x	16.7	x	18.0	x	20.0	x	22.7	x
Core Deposit Premium	9.0%		6.2%		8.8%		9.3%		12.3%

Source: SNL Financial

Discounted Cash Flow Analysis: Stephens performed a discounted cash flow analysis using 5 year projections developed by HBI’s executive management, including the synergies derived from the merger. Stephens calculated a range of implied equity values for GHI based upon the discounted net present value of the projected after-tax free cash flows for the projected 5 year period. Stephens determined the amount of cash flow assuming (i) dividend payments for earnings and excess capital above a tangible common equity to tangible asset ratio of 9.0% from year 1 to year 5 and (ii) a terminal value for GHI’s common stock at the end of year 5. Stephens calculated the terminal value of GHI based on estimated year 5 LTM earnings and multiples of 15.9x to 19.0x. Stephens considered discount rates ranging from 9.0% to 11.0%. Based on this analysis, Stephens derived a range for the implied equity value of GHI of $91.7 million to $106.0 million.

Financial Impact Analysis: Stephens analyzed the estimated merger consequences of certain pro forma combined income statement and balance sheet information of HBI and GHI. Stephens discussed key assumptions regarding the expected accounting treatment, potential cost savings and other acquisition adjustments resulting from the Transaction with management of HBI. Stephens’ analysis utilized consensus earnings estimates for HBI available as of October 31, 2016, as well as pro forma earnings estimates for GHI provided by HBI’s executive management. Based on this analysis, Stephens estimated that the Transaction would be accretive to HBI’s consensus earnings per share and would be accretive to HBI’s tangible book value per share. Stephens also estimated that HBI would maintain capital ratios in excess of those required for HBI to be considered well-

capitalized under existing regulations. The actual results achieved by HBI following the Transaction may vary from these projected results analyzed by Stephens, and the variations may be material.

Miscellaneous: As part of Stephens’ investment banking business, Stephens regularly issues fairness opinions and is continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. Stephens expects to pursue future investment banking services assignments from HBI. In the ordinary course of business, Stephens and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of HBI or of any other participant in the Transaction.

Stephens has acted exclusively for the board of directors of HBI in rendering its opinion in connection with the Transaction. HBI agreed to pay Stephens a fee equal to $100,000 upon the delivery of the fairness opinion. In addition, HBI is also obligated to reimburse Stephens for reasonable out-of-pocket expenses and disbursements, and to indemnify against certain liabilities, including potential liabilities under federal securities laws. Stephens is familiar with HBI and GHI, and issues periodic research reports regarding HBI’s business activities and prospects and has previously provided investment banking services to HBI, and expects to provide similar services in the future. Stephens has received fees for providing investment banking services to HBI and expects to pursue and may also receive fees for future services. During the two years preceding the date of the delivery of the fairness opinion, Stephens has not received any investment banking fees from GHI, but has provided securities brokerage services to HBI and has received customary compensation for such services.

Conclusion: Based on the foregoing and Stephens’ general experience as investment bankers, and subject to the assumptions and qualifications stated in its opinion letter, Stephens concluded as of the date of its opinion letter that the consideration to be given by HBI in the Transaction is fair from a financial point of view. Each shareholder is encouraged to read Stephens’ fairness opinion in its entirety. The full text of the fairness opinion is included as Appendix B to this proxy statement/prospectus.

Management and Board of Directors of HBI After the Merger

Upon completion of the merger, the board of directors of HBI will consist of the directors serving on the board of directors of HBI prior to the effective time of the merger. The current directors and senior officers of HBI are expected to continue in their current positions, other than as has been or may be publicly announced by HBI in the normal course. Information about the current HBI directors and executive officers can be found in the documents listed under “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus.

Golden Parachute Compensation

Certain of GHI’s and Landmark Bank’s directors and officers have interests in the merger as individuals in addition to, or different from, their interests as shareholders of GHI. The table below describes the following payments to the executive officers of GHI: (i) cash payments payable upon the occurrence of a change in control under an employment agreement, (ii) cash payments upon the termination of options at or prior to the closing of the merger, (iii) cash payments that will be paid in connection with the termination of a supplemental executive retirement plan or agreement upon the closing of the merger, and (iv) the total amount of such payments.

Name	Cash ($)		Equity ($)		Pension/NQDC ($)		Total ($)
Russell C. Conrad	513,996	(1)	351,540	(2)	200,000	(3)	1,065,536
David W. Eiler	319,387	(4)	189,000	(5)	200,000	(3)	708,387
R. Moyle Fritz, Jr.	260,032	(6)	189,000	(5)	200,000	(3)	649,032
Perry A. LaCaria	271,881	(7)	1,300,800	(8)	594,091	(9)	2,166,772
Robert H. Santom	305,072	(10)	189,000	(5)	200,000	(3)	694,072

(1)	Under Mr. Conrad’s employment agreement with Landmark Bank dated October 28, 2002, as amended on June 6, 2005, Mr. Conrad is entitled, in the event of a change of control, (a) to receive a cash payment equal to 24 months of total annual compensation (salary and bonuses received during the 12-month period preceding the change of control), calculated to be $488,800, and (b) to participate in all employee benefit plans and programs to which he was entitled before the change of control for the 12-month period following the change of control. However, in lieu of the continuation of such benefits, Mr. Conrad will receive a lump sum payment equal to the value of such benefits in the amount of $25,196.
(2)	Mr. Conrad owns options to purchase 139,500 shares of GHI common stock. If he elects to receive cash for the termination of the options, he will receive an aggregate of payment of $351,540 (equal to the difference between the per-share merger consideration and the exercise price).
(3)	In August 2015, Landmark Bank entered into separate supplemental executive retirement agreements with each of Messrs. Conrad, Eiler, Fritz and Santom under which each officer is entitled to receive an amount equal to $200,000 in lieu of any other benefit thereunder upon a change of control occurring after August 1, 2016 and before July 31, 2017.
(4)	Under Mr. Eiler’s employment agreement with Landmark Bank dated August 16, 2010, Mr. Eiler is entitled, in the event of a change of control, (a) to receive a cash payment equal to his total annual compensation (salary and bonuses received during the 12-month period preceding the change of control), calculated to be $293,399, and (b) to participate in all employee benefit plans and programs to which he was entitled before the change of control for the 12-month period following the change of control. However, in lieu of the continuation of such benefits, Mr. Eiler will receive a lump sum payment equal to the value of such benefits in the amount of $25,988.
(5)	Messrs. Eiler, Fritz and Santom each own options to purchase 75,000 shares of GHI common stock. If each elects to receive cash for the termination of the options, each will receive an aggregate payment of $189,000 (equal to the difference between the per-share merger consideration and the exercise price).
(6)	Under Mr. Fritz’s employment agreement with Landmark Bank dated August 23, 2012, Mr. Fritz is entitled, in the event of a change of control, (a) to receive a cash payment equal to his total annual compensation (salary and bonuses received during the 12-month period preceding the change of control), calculated to be $234,320, and (b) to participate in all employee benefit plans and programs to which he was entitled before the change of control for the 12-month period following the change of control. However, in lieu of the continuation of such benefits, Mr. Fritz will receive a lump sum payment equal to the value of such benefits in the amount of $25,712.
(7)	Under Mr. LaCaria’s employment agreement with Landmark Bank dated August 12, 1998, Mr. LaCaria is entitled, in the event of a change of control and the subsequent termination of his employment (voluntary or involuntary), (a) to receive his salary for the 24-month period following the change of control or any transition period during which Mr. LaCaria is employed following the change of control, and (b) to participate in all employee benefit plans and programs to which he was entitled before the change of control for the 24-month period following the change of control or transition period. However, in lieu of this continued compensation, Mr. LaCaria will receive a lump sum payment equal to the sum of $763,740 for the two years of compensation (salary, bonus and director fees) and $102,232 for the value of the benefits. Under a supplemental amendment to his employment agreement dated November 15, 2013, this total amount will be reduced by the amount paid under his supplemental executive retirement agreement with Landmark Bank (which is assumed to be $594,091 as described in note 9).
(8)	Mr. LaCaria owns stock options to purchase 400,000 shares of GHI common stock. If he elects to receive cash for the termination of the options, he will receive an aggregate of $1,008,000 (equal to the difference between the per-share merger consideration and the exercise price). In addition, under the employment agreement described in note 7, Mr. LaCaria is entitled to receive additional stock options to purchase 160,000 shares (as adjusted for two 4:1 stock splits in 1999) of GHI common stock to be redeemed upon a change of control. The total price payable for the redemption of these options is $292,800 (equal to the difference between the per-share merger consideration and the exercise price).
(9)	In November 2013, Landmark Bank entered into a supplemental executive retirement agreement with Mr. LaCaria under which he is entitled to receive, upon a change of control, an amount equal to 100% of the accrual balance of the liability to him under such agreement as of the end of the month preceding the change in control in lieu of any other benefit thereunder. Landmark Bank is anticipating that this amount will not exceed $594,091.

(10)	Under Mr. Santom’s employment agreement with Landmark Bank dated December 6, 2010, Mr. Santom is entitled, in the event of a change of control, (a) to receive a cash payment equal to his total annual compensation (salary and bonuses received during the 12-month period preceding the change of control), calculated to be $278,400, and (b) to participate in all employee benefit plans and programs to which he was entitled before the change of control for the 12-month period following the change of control. However, in lieu of the continuation of such benefits, Mr. Santom will receive a lump sum payment equal to the value of such benefits in the amount of $26,672.

Termination of Stock Options

GHI has outstanding stock options to purchase 934,500 shares of GHI common stock. Any GHI stock option that remains outstanding and unexercised immediately prior to the effective time shall automatically, and without any action on the part of its holder, be terminated by GHI and shall entitle the holder a cash payment equal to the positive difference between the option exercise price and the equivalent dollar value of the Merger Consideration. GHI will take action to terminate any outstanding options to purchase GHI common stock at a price that is greater than the amount of the Merger Consideration, as calculated assuming that all contingent consideration is paid to GHI shareholders.

If all of the option holders elect to receive cash for their GHI stock options, the total amount to be paid for termination of the options would be approximately $2,352,540. For more information, see “The Directors and Officers of GHI and Landmark Bank Have Financial Interests in the Merger – Stock Options,” beginning on page 91.

THE MERGER AGREEMENT

Effects of the Merger

As a result of the merger, the separate corporate existence of GHI will cease, and each share of GHI common stock issued and outstanding (other than shares held by GHI as treasury stock or by HBI) shall be converted into the right to receive the Merger Consideration, as such is described as part of the section of this proxy statement/prospectus entitled “The Merger” above. GHI shareholders receiving shares of HBI common stock as merger consideration will only participate in the combined company’s future earnings and potential growth through their ownership of HBI common stock. All of the other incidents of direct stock ownership in GHI, such as the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from GHI, will be extinguished upon completion of the merger.

As soon as reasonably practicable following the merger and as part of a single integrated transaction, HBI will cause Landmark Bank to be merged with and into Centennial Bank in the second-step merger with Centennial Bank surviving this second merger and continuing its existence under the laws of the State of Arkansas, and the separate corporate existence of Landmark Bank ceasing as of the effective time of this second-step merger.

Effective Time of the Merger

The closing of the merger will be effective at the close of business of Landmark Bank as determined by the Federal Reserve on the date specified in the articles of merger, which shall be within ten days after the last to occur of the effective date of the last regulatory approval to be received, or the date of the GHI Shareholder Meeting, or at such other time as the parties may mutually agree, but in no event may closing occur before January 2, 2017. As of the date of this proxy statement/prospectus, the parties expect that the merger will be effective during the first quarter of 2017. However, there can be no assurance as to when or if the merger will occur.

As described below, if the merger is not completed by July 31, 2017, the Merger Agreement may be terminated by either HBI or GHI, unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party set forth in the Merger Agreement. Either party, however, may extend the termination date of the Merger Agreement to September 30, 2017, if the requisite regulatory approvals have not been obtained by July 31, 2017.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger. GHI has agreed that, prior to the effective time of the merger, it will conduct its business in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships. GHI has further agreed to take no action (and to cause its subsidiaries to take no action) that is intended to or would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any regulatory agency or other governmental entity required for the completion of the merger, to maintain its books and records in the usual, regular and ordinary manner, to maintain and renew liability its insurance policies with reasonably comparable coverage and amounts and terms and conditions which are not less advantageous than GHI’s existing policies, and to provide HBI with reasonable access to its facilities and information it may require as part of the integration of the two companies.

In addition to the general covenants above, GHI has agreed that prior to the effective time of the merger, subject to specified exceptions, it will not, and will not permit its subsidiaries to, without the prior approval of HBI (which approval shall not be unreasonably withheld):

•	enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management, and other banking and operating policies, except as required by any applicable legal requirement or policies imposed by any governmental authority;

•	make any capital expenditures outside the ordinary course of business other than as required pursuant to contracts already entered into;

•	except for certain specified benefit arrangements or as otherwise expressly allowed, terminate, enter into, amend, modify or renew any employee benefit plan (as defined by ERISA), any material contract (as defined by Regulation S-K promulgated under the Securities Act), or any other contracts not in the ordinary course of business;

•	issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of GHI’s stock (except pursuant to the exercise of outstanding stock options) or any additional options or other rights, grants or awards with respect to GHI’s stock;

•	make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock other than in respect of certain specified assets;

•	sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, businesses or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that individually or taken together with all other such transactions is not material to GHI;

•	incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of, any other person or entity, provided that GHI may continue to borrow money from the Federal Home Loan Bank System, the Federal Reserve or any other governmental authority in a manner consistent with past practice;

•	make any extension of credit, individually or in the aggregate with other extensions of credit to the same relationship, in excess of $1,000,000, provided that if HBI and/or Centennial Bank does not respond to any request from GHI or Landmark Bank with respect to such extension of credit within two business days of receipt, HBI and Centennial Bank shall be deemed to have consented to such request;

•	renew or amend any extension of credit, individually or in the aggregate with other extensions of credit to the same relationship, in excess of $2,000,000, provided that if HBI and/or Centennial Bank does not respond to any request from GHI or Landmark Bank with respect to such extension of credit within two business days of receipt, HBI and Centennial Bank shall be deemed to have consented to such request;

•	make, renew, or amend any extension of credit that is to a borrower who has an existing credit that Landmark Bank has adversely classified or would be subject to the Federal Reserve Board’s Regulation O, provided that if HBI and/or Centennial Bank does not respond to any request from GHI or Landmark Bank with respect to such extension of credit within two business days of receipt, HBI and Centennial Bank shall be deemed to have consented to such request;

•	enter into, renew or amend any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of it or for the account of a customer of it, except in the ordinary course of business and consistent with past practice;

•	acquire (other than by way of foreclosures, acquisitions of control in a fiduciary or similar capacity, acquisitions of loans or participation interests, or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business and consistent with past practice) all or any portion of the assets, business, deposits or properties of any other person;

•	merge or consolidate with or into any legal entity, dissolve, liquidate, or otherwise terminate its existence;

•	file any application to establish, or to relocate or terminate the operations of, any banking office;

•	amend GHI’s articles of incorporation or bylaws or similar organizational documents for its subsidiaries or otherwise add, amend or modify in any respect the duties or obligations of indemnification by GHI with respect to any of its respective directors, officers, employees, agents or other entities;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable accounting requirements of a governmental authority;

•	make, change or revoke any tax election, file any amended tax return (unless to correct an error with the prior written consent of HBI), enter into any closing agreement, settle any tax audit, claim or assessment, surrender or reduce any right to claim a refund of taxes, agree to extend any statute of limitations relating to taxes, fail to duly and timely file with appropriate taxing authorities all tax returns required to be filed by or with respect to GHI or its subsidiary or fail to remit any taxes due, whether or not shown on any tax return;

•	without the prior written consent of HBI, settle any action, suit, claim or proceeding against GHI, except for any action, suit, claim or proceeding arising out of or in connection with the Merger Agreement or for any other action, suit, claim or proceeding that is settled in a manner consistent with past practice that would not (A) impose any material restriction on the business after the Closing, HBI or their respective affiliates or (B) create precedent for claims that are reasonably likely to be material to GHI or, after the Closing, HBI or their respective affiliates;

•	other than in the ordinary course of business and consistent with past practice or to satisfy existing contractual obligations grant any salary or wage increase, except as required by law;

•	other than in the ordinary course of business and consistent with past practice or as specifically permitted by the Merger Agreement or required by law, terminate, enter into, establish, adopt, amend, modify (including by way of interpretation), make new grants or awards under or renew any benefit arrangement;

•	(A) grant, extend, amend (except as required in the diligent prosecution of the Proprietary Rights owned, beneficially, and of record where applicable) by or developed for GHI, waive, or modify any material rights in or to, sell, assign, lease, transfer, license, let lapse, abandon, cancel, or otherwise dispose of, or extend or exercise any option to sell, assign, lease, transfer, license, or otherwise dispose of, any Proprietary Rights, or (B) fail to exercise a right of renewal or extension under any material agreement under which GHI is licensed or otherwise permitted by a third party to use any Proprietary Rights (other than “shrink wrap” or “click through” licenses), unless GHI obtains a substantially similar license or right to use such Proprietary Rights on terms as favorable as the terms under the existing agreement;

•	participate in any program sponsored or administered by any governmental authority, which program is not part of the usual and customary banking business of Landmark Bank;

•	engage in (or modify in a manner adverse to GHI) any transactions with any entity known to be a shareholder of GHI or any director or officer of GHI (or any affiliate of any such person), other than deposit relationships in the ordinary course of business consistent with past practice and extensions of credit which are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unaffiliated with GHI and did not involve more than the normal risk of collectability or present other unfavorable features;

•	knowingly take, or intentionally omit to take, any action that, when taken, would reasonably be expected to result in a violation of the Merger Agreement covenants, or would result in any of the representations and warranties of GHI made in the Merger Agreement becoming untrue, or would prevent GHI from performing its obligations under the Merger Agreement or consummating the closing;

•	enter into any contract in violation of the covenants, representations or warranties of the Merger Agreement; and

•	enter into, or extend, any leases or rental agreements.

Regarding GHI covenants above, if by enforcing a particular covenant HBI would be exercising control over GHI or Landmark Bank as control is defined under 12 U.S.C Section 1841(a)(2) prior to obtaining approval from the Federal Reserve, HBI will not enforce such covenant.

Regulatory Matters. HBI and GHI have agreed to promptly prepare and file with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part. HBI and GHI have agreed to use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and GHI to mail or deliver the proxy statement/prospectus to GHI’s shareholders. HBI has also agreed to use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to consummate the merger, and GHI has agreed to furnish all information concerning GHI and the holders of GHI common stock as may be reasonably requested in connection with any such action.

HBI and GHI have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the merger as soon as possible, and no later than July 31, 2017, to the extent reasonably practicable. The parties have also agreed to comply with the terms and conditions of all such permits, consents, approvals and authorizations upon such time as they are issued. GHI and HBI have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable laws, all the non-confidential information relating to GHI or HBI (excluding any confidential financial information relating to individuals), as the case may be, and any of their respective subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the transactions contemplated by the Merger Agreement. In addition, GHI and HBI will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and governmental entities necessary or advisable to consummate the merger and each party will keep the other apprised of the status of matters relating to the completion of the merger. Each party will consult with the other in advance of any meeting or conference with any governmental entity in connection with the merger and, to the extent permitted by such governmental entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences. Additionally, each of HBI and GHI has agreed to furnish to the other, upon request, all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this proxy statement/prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of HBI, GHI or any of their respective subsidiaries to any governmental entity in connection with the merger.

HBI and GHI have agreed to use their reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the closing of the merger, and (ii) avoid or eliminate each and every impediment under any applicable law and resolve any questions or issues raised by any governmental entity so as to enable the closing of the merger to occur as soon as possible, and in any event no later than July 31, 2017, including, without limitation, making expenditures and incurring costs, raising capital, divesting or otherwise disposing of businesses or assets of HBI, GHI, and their respective subsidiaries, effecting the dissolution, internal merger or consolidation of subsidiaries of HBI or GHI effective upon the completion of the merger, or enhancing internal controls (including by increasing staffing levels and external hires).

Each of HBI and GHI will promptly advise the other upon receiving any communication from any governmental entity the consent or approval of which is required for consummation of the merger that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval may be materially delayed.

Shareholder Approval. GHI’s board of directors has resolved to recommend to the GHI shareholders that they approve the Merger Agreement and to submit to GHI shareholders the Merger Agreement and any other matters required to be approved by GHI shareholders in order to carry out the intentions of the Merger Agreement, subject to certain exceptions if, following the receipt of a Superior Proposal (as defined below), the board of directors of GHI concludes in good faith (and based on the advice of counsel) that the failure to withdraw its recommendation or terminate the Merger Agreement would more likely than not result in a violation of the board’s fiduciary duties under applicable law.

NASDAQ Listing. HBI will cause the shares of HBI common stock to be issued in the merger to have been authorized for listing on the NASDAQ Stock Exchange.

Employee Matters. The Merger Agreement provides that HBI shall provide each employee who is actively employed by GHI on the closing date while employed by HBI following the closing date with employee benefits which, in the aggregate, are no less favorable than employee benefits provided by HBI to similarly situated employees of HBI. GHI and HBI will cooperate to ensure that GHI’s employees that will be continuing on with HBI will be able to participate in GHI’s benefits programs until they can transition to those provided by HBI, and respect shall be given to the prior service credit for each continuing employee’s service with GHI and/or Landmark Bank. Before the effective time of the merger, GHI will terminate certain benefit arrangements for certain employees and distribute payments to such employees in consideration of those terminations. GHI shall also terminate its 401(k) plan as of the Closing Date of the merger, with GHI and Landmark Bank employees entitled to a distribution of assets therefrom, with HBI also permitting these participants to roll over their 401(k) plan balances to the 401(k) plan currently provided by HBI.

Indemnification and Directors’ and Officers’ Insurance. From and after the effective time of the merger, HBI will indemnify and hold harmless each present and former director and officer of GHI and its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger, to the same extent as such persons are indemnified or have the right to advancement of expenses pursuant to the bylaws of GHI and permissible under the applicable law.

In addition, for a period of six years following the effective time of the merger, HBI will provide director’s and officer’s liability insurance covering the present and former officers and directors of GHI (determined as of the effective time) with respect to claims arising from facts or events occurring before the effective time (including the transactions contemplated by the Merger Agreement), which insurance will be no less advantageous to the indemnified party as that coverage currently provided by GHI. At HBI’s option and in lieu of such director’s and officer’s liability insurance, HBI and GHI will cooperate to select a tail policy for directors’ and officers’ liability insurance on the terms described in the prior sentence, to be fully paid for by GHI prior to the merger. However, if the premiums necessary to obtain such a policy would exceed $60,000, HBI and GHI will cooperate to obtain the most advantageous policies of directors’ and officers’ liability insurance obtainable for an aggregate premium not exceeding $60,000.

No Solicitation. The Merger Agreement precludes GHI and its respective officers, directors, agents, advisors and affiliates from initiating, soliciting, or encouraging inquiries or proposals with respect to, or participating in any negotiations concerning, or providing any nonpublic information relating to, any Acquisition Proposal (as defined below). However, if at any time after the date of the Merger Agreement and prior to obtaining the approval of the Merger Agreement by GHI shareholders, GHI receives an unsolicited bona fide Acquisition Proposal and the board of directors of GHI concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal (as defined below), then GHI and its board of directors may furnish or cause to be furnished nonpublic information and participate in such negotiations or discussions to the extent that the board of directors of GHI concludes in good faith (and based on the advice of counsel) that failure to take such actions would be reasonably likely to violate its fiduciary duties under applicable law. Prior to providing any such nonpublic information or engaging in any such negotiations, GHI must have entered into a confidentiality agreement with such third party on terms no less favorable to GHI than the confidentiality agreement between GHI and

HBI. GHI must promptly (and in any event within 24 hours) advise HBI following receipt of any Acquisition Proposal or any request for nonpublic information or inquiry that would reasonably be expected to lead to any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and keep HBI promptly apprised of any related developments, discussions and negotiations (including the terms and conditions of any such request, inquiry or Acquisition Proposal, or all amendments or proposed amendments thereto) on a current basis.

As used in the Merger Agreement, “Acquisition Proposal” means any proposal or offer other than the Merger Agreement with respect to any transaction or any public announcement by any entity of a proposal, plan or intention with respect to any (a) any merger, consolidation, share exchange, business combination or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets that constitute a substantial portion of the assets of GHI in a single transaction or series of transactions; or (c) any tender offer or exchange offer for 20% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act, in connection therewith.

In addition, only in the event that GHI receives an Acquisition Proposal that GHI’s board of directors concludes in good faith constitutes a Superior Proposal (as defined below), the board of directors of GHI may withdraw or materially and adversely modify its recommendation that GHI shareholders vote to approve the Merger Agreement, or recommend to its shareholders an Acquisition Proposal other than the merger, or terminate the Merger Agreement, if it concludes in good faith (and based on the advice of counsel) that failure to take such actions would be reasonably likely to violate its fiduciary duties under applicable law, as long as GHI gives HBI prior written notice at least four business days before taking such action and during such four business day period GHI negotiates in good faith with HBI to enable HBI to make an improved offer that is at least as favorable to the shareholders of GHI as such alternative Acquisition Proposal.

As used in the Merger Agreement, “Superior Proposal” means any unsolicited bona fide proposal or offer other than the Merger Agreement with respect to any transaction or any public announcement by any entity of a proposal, plan or intention with respect to any (a) merger, consolidation, share exchange, business combination or other similar transaction; (b) sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets that constitute a substantial portion of the assets of GHI in a single transaction or series of transactions; or (c) tender offer or exchange offer for 50% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act, in connection therewith, that GHI’s board of directors determines in good faith (and based on the advice of counsel), (A) would be more favorable to the shareholders of GHI from a financial point of view than the transactions contemplated by the Merger Agreement and (B) is reasonably likely to be completed on the terms proposed on a timely basis.

Other Terms. The Merger Agreement contemplates that, prior to the merger, GHI will declare a special cash dividend payable in two separate installments installments to the holders of GHI’s common stock as of the record date set by GHI’s board of directors. The first installment will be payable immediately prior to the merger in an amount equal to any amounts received by Landmark Bank between the date of the Merger Agreement and the closing date of the merger from the collection of certain Specified Assets that had previously been written off by Landmark Bank for financial reporting purposes. The second installment will be payable following the third annual anniversary of the merger in an amount equal to 75% of the amounts (if any) collected by Centennial Bank from those Specified Assets between the merger date and the third anniversary of that date. Collection of those Specified Assets after the merger is to be monitored by a three-person committee composed of GHI’s Chairman, Jeff Roschman, and two representatives chosen by HBI. That committee will determine the efforts to be pursued for the collection of the Specified Assets, with Centennial Bank being required to use its reasonable best efforts to sell the Specified Assets for fair value prior to the third anniversary date, but having no obligation to pursue any litigation or other extraordinary collection efforts beyond what Centennial Bank would pursue in its ordinary course of business. If no proceeds are received from the Specified Assets after the closing of the merger, the declaration of the second installment of the dividend will become null and void, and no second installment will be paid.

Representations and Warranties

The Merger Agreement contains representations and warranties made by GHI and Landmark Bank to HBI and Centennial Bank relating to a number of matters, including the following:

•	corporate organization, qualification to do business, and subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required regulatory consents, approvals and filings necessary in connection with the merger;

•	reports to regulatory authorities and the accuracy of the information contained therein;

•	financial statements, and the absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events;

•	compliance with applicable law, including the existence of cease-and-desist orders, consent agreements or memoranda of understanding or similar communications with governmental entities;

•	employee benefit matters;

•	accuracy of GHI information provided in this proxy statement/prospectus;

•	legal proceedings;

•	certain material contracts;

•	environmental matters;

•	tax matters;

•	intellectual property;

•	properties;

•	insurance and the cash surrender value of certain life insurance policies;

•	accounting and internal controls;

•	loan matters;

•	Community Reinvestment Act compliance;

•	investment securities;

•	related party transactions; and

•	labor matters.

The Merger Agreement also contains representations and warranties made by HBI and Centennial Bank to GHI and Landmark Bank relating to a number of matters, including the following:

•	corporate organization, qualification to do business, and subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required regulatory consents, approvals and filings necessary in connection with the merger;

•	reports to regulatory authorities and the accuracy of the information contained therein;

•	financial statements, and the absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	legal proceedings;

•	tax matters; and

•	Community Reinvestment Act compliance.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect” means, with respect to any party, a material adverse effect on the financial condition, results of operations or business of such party and its subsidiaries taken as a whole; provided, however, that, with respect to the financial condition of a party and its subsidiaries, a “material adverse effect” shall not be deemed to include effects arising out of, relating to or resulting from (A) changes after the Merger Agreement date in applicable GAAP or regulatory accounting requirements, (B) changes after the Merger Agreement date in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, (C) changes after the Merger Agreement date in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which such party and its subsidiaries operate, (D) changes after the Merger Agreement date in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally and including changes to any previously correctly applied asset marks resulting therefrom, (E) a decline in the trading price of a party’s common stock or a failure, in and of itself, to meet earnings projections, but not, in either case, including any underlying causes thereof, (F) the public disclosure of the Merger Agreement or the contemplated transactions or the consummation of the contemplated transactions, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or (H) actions or omissions taken with the prior written consent of the other party or expressly required by the Merger Agreement except, with respect to clauses (A), (B), (C), (D) and (G), to the extent that the effects of such change are materially disproportionately adverse to the financial condition, results of operations or business of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

In addition, for purposes of the Merger Agreement, a “material adverse effect” also means, with respect to any party, a material adverse effect on the ability of such party to timely consummate the contemplated transactions.

The representations and warranties in the Merger Agreement do not survive the effective time of the merger and, as described below under “Effect of Termination,” if the Merger Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, unless a party knowingly breached the Merger Agreement.

This summary and the copy of the Merger Agreement attached to this proxy statement/prospectus as Appendix A are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by HBI and Centennial Bank, on the one hand, and GHI and Landmark Bank on the other hand, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in HBI’s public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that HBI publicly files with the SEC. For more information regarding these documents, see the section entitled “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus.

Conditions to the Merger

Conditions to Each Party’s Obligations. The respective obligations of each of the parties to complete the merger are subject to the satisfaction of the following conditions:

•	receipt of GHI shareholder approval of the Merger Agreement;

•	the effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, and the absence of a stop order suspending the effectiveness of the Form S-4 or any proceeding initiated or threatened by the SEC for that purpose;

•	the absence of any order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the merger or the other transactions contemplated by the Merger Agreement; and

•	the receipt of all requisite regulatory approvals of governmental entities, including the necessary regulatory approvals from the Federal Reserve, the Office of Comptroller of the Currency and the Arkansas State Bank Department, and the expiration of all statutory waiting periods.

Conditions to Obligations of HBI. The obligation of HBI and Centennial Bank to complete the merger is also subject to the satisfaction, or waiver by HBI, of the following conditions:

•	the accuracy of the representations and warranties of GHI and Landmark Bank as of the closing date of the merger, except where those failures to be true and correct that , individually or in the aggregate, have not had and would not reasonably be expected to result in a material adverse effect on GHI, and the receipt by HBI of an officer’s certificate to such effect;

•	performance in all material respects by GHI of the obligations required to be performed by it at or prior to the closing date of the merger, and the receipt by HBI of an officer’s certificate to such effect;

•	receipt by HBI of an opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., as to certain tax matters;

•	receipt by HBI of an opinion of GHI’s counsel as to specified matters;

•	GHI’s payment of the cash value of outstanding GHI stock options and its termination of any outstanding GHI stock options that are “out of the money”;

•	receipt by HBI of a fairness opinion;

•	receipt by HBI of releases from participants in GHI’s supplemental retirement benefits plan;

•	receipt by HBI of a satisfactory employment agreement between Perry A. LaCaria and Centennial Bank;

•	receipt by HBI of a satisfactory noncompete agreement between Jeff Roschman and Centennial Bank; and

•	receipt by HBI of consents to the assignment of certain material GHI or Landmark Bank contracts.

Conditions to Obligations of GHI. The obligation of GHI to complete the merger is also subject to the satisfaction, or waiver by GHI, of the following conditions:

•	the accuracy of the representations and warranties of HBI and Centennial Bank as of the closing date of the merger, except where those failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to result in a material adverse effect on HBI, and the receipt by GHI of an officer’s certificate to such effect;

•	performance in all material respects by HBI of the obligations required to be performed by it at or prior to the closing date of the merger, and the receipt by GHI of an officer’s certificate to such effect;

•	receipt by GHI of an opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., as to certain tax matters;

•	receipt by GHI of a an opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., as to certain corporate matters and the validity of the HBI stock issued in the merger;

•	receipt by GHI of a fairness opinion; and

•	listing on the NASDAQ Stock Exchange of the shares of HBI common stock to be issued in the merger.

Termination; Termination Fee

The Merger Agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval of the Merger Agreement by GHI shareholders.

•	by mutual written consent of HBI and GHI;

•	by either HBI or GHI, if a requisite regulatory approval is denied and such denial has become final and non-appealable, or if a governmental entity has issued a final, non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the Merger Agreement;

•	by either HBI or GHI, if the merger has not closed by July 31, 2017 (which date can be extended to September 30, 2017, by either party if the requisite regulatory approvals have not yet been obtained), unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party set forth in the Merger Agreement;

•	by either HBI or GHI, if there is a breach by the other party of any of its covenants, agreements, representations or warranties that would, individually or in the aggregate with other breaches by such party, result in the failure of a closing condition of the other party, and such breach is not cured within 30 days following written notice to the party committing the breach, or the breach, by its nature, cannot be cured within such time (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement);

•	by either HBI or GHI, if the GHI shareholders have not approved the Merger Agreement and the transactions contemplated thereby at the duly convened GHI special meeting or any adjournment or postponement thereof, provided that the failure to obtain such shareholder approval was not caused by the terminating party’s material breach of any of its obligations under the Merger Agreement;

•	by GHI, prior to obtaining the GHI shareholder approval, in order to enter into a definitive agreement providing for a Superior Proposal (provided that GHI pays HBI a termination fee in advance of or concurrently with such termination, as described below);

•	by HBI, if holders of ten percent (10%) or more of the outstanding shares of GHI common stock provide notice of dissent and do not vote in favor of the merger;

•	by HBI, if GHI shall have (i) materially breached its obligations relating to its receipt of an Acquisition Proposal, (ii) the board of directors of GHI shall have failed to make a recommendation to its shareholders in favor of the merger, (iii) the board of directors of GHI shall have recommended, proposed or publicly announced its intention to recommend or propose to engage in a transaction resulting in a Superior Proposal, or (iv) GHI shall have breached its obligations to timely give notice of and call, convene and hold a special meeting to consider the Merger Agreement and the transactions contemplated thereby; or

•	by either HBI or GHI, if the volume-weighted average closing price of HBI Common Stock for the twenty (20) trading days through the day immediately preceding the closing date is less than or equal to $14.92.

GHI is required to pay HBI a termination fee of $4,425,000 if the Merger Agreement is terminated by GHI in order to enter into an agreement providing for a Superior Proposal or by HBI because (i) GHI violated the no solicitation provision of the Merger Agreement, (ii) the board of directors of GHI failed to recommend the merger; (iii) the GHI board of directors has recommended, proposed, or publicly announced its intention to recommend or propose to engage in a transaction resulting in a Superior Proposal; or (iv) GHI has failed to call, give notice of, convene and hold the GHI shareholder meeting in accordance with the Merger Agreement.

Effect of Termination

If the Merger Agreement is validly terminated, the Merger Agreement will become void and have no effect, and none of GHI, HBI, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability under the Merger Agreement, or in connection with the transactions contemplated by the Merger Agreement; except that (i) the provisions of the Merger Agreement relating to confidentiality obligations of the parties, the termination fees, publicity and certain other technical provisions will continue in effect notwithstanding termination of the Merger Agreement and (ii) neither GHI nor HBI will be relieved or released from any liability or damages arising out of its knowing breach of the Merger Agreement.

Amendments, Extensions and Waivers

The Merger Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the merger by the shareholders of GHI or HBI, in writing signed on behalf of each of the parties, provided that after any approval of the transactions contemplated by the Merger Agreement by the GHI or HBI shareholders, there may not be, without further approval of such shareholders, any amendment of the Merger Agreement that requires further approval under applicable law.

At any time prior to the effective time of the merger, the parties, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or (c) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to any extension or waiver must be in writing signed on behalf of such party. Any such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of any subsequent or other failure.

Stock Market Listing

Application will be made by HBI to have the shares of HBI common stock to be issued in the merger approved for listing on the NASDAQ Stock Exchange, which is the principal trading market for existing shares of HBI common stock. It is a condition to both parties’ obligation to complete the merger that such approval is obtained, subject to official notice of issuance.

Fees and Expenses

Except for (i) the registration fee for the filing of the Form S-4, of which this proxy statement/prospectus is a part, and other fees paid to the SEC in connection with the merger, which will be paid by HBI, and (ii) any termination fees, as described elsewhere in this proxy statement/prospectus, all fees and expenses incurred in connection with the merger, the Merger Agreement, and the transactions contemplated by the Merger Agreement (including costs and expenses of printing and mailing this proxy statement/prospectus) will be paid by the party incurring such fees or expenses, whether or not the merger is completed.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

This section describes the anticipated material United States federal income tax consequences of the merger to U.S. holders of GHI common stock who exchange shares of GHI common stock for shares of HBI common stock and cash pursuant to the merger. This discussion does not address the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not such transactions are undertaken in connection with the merger).

The following discussion is based on the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

For purposes of this discussion, a U.S. holder means a holder of GHI common stock who is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds GHI common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding GHI common stock, you should consult your tax advisor regarding the tax consequences of the merger.

This discussion addresses only those GHI shareholders that hold their GHI common stock as a capital asset within the meaning of Section 1221 of the Code, and does not address all the United States federal income tax consequences that may be relevant to particular GHI shareholders in light of their individual circumstances or to GHI shareholders that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who exercise dissenters’ rights;

•	persons that hold GHI common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders; and

•	shareholders who acquired their shares of GHI common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

HBI and GHI have structured the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the registration statement of which this document is a part, HBI and GHI have received an opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. (“MWSGW”) that, as of the date of such opinion, if certain factual circumstances exist, the mergers, taken together, will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that HBI and GHI will each be a party to that reorganization. This tax opinion is an exhibit to this registration statement and the disclosure in this section is based upon such tax opinion. The parties will not be required to consummate the merger unless they each receive an additional opinion of MWSGW, dated as of the closing date of the merger, confirming that the mergers, taken together, will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that HBI and GHI will each be a party to that reorganization. The opinion of MWSGW regarding the merger will be based on assumptions, representations, warranties and covenants, including those contained in the Merger Agreement and in tax representation letters provided by HBI and GHI. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinions. None of these opinions are binding on the Internal Revenue Service or the courts. HBI and GHI have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger. Accordingly, each GHI shareholder should consult his, her or its tax advisor with respect to the particular tax consequences of the merger to such holder. The remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Tax Consequences of the Merger Generally. On the basis of the opinions delivered in connection herewith:

•	no gain or loss will be recognized by HBI or GHI as a result of the merger;

•	gain (but not loss), if any, will be recognized by those holders who receive shares of HBI common stock and cash in exchange for shares of GHI common stock pursuant to the merger, in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash (excluding any cash received in lieu of a fractional share) and the fair market value of the HBI common stock received pursuant to the merger over the adjusted tax basis in the GHI common stock surrendered), and (2) the amount of cash received by such holder of GHI common stock (excluding any cash received in lieu of a fractional share);

•	the aggregate tax basis in the shares of HBI common stock received by a GHI shareholder in the merger (including any fractional share interests deemed received and sold as described below) will equal the aggregate tax basis of the GHI common stock surrendered, decreased by the amount of cash received in the merger (excluding any cash received in lieu of a fractional share), and increased by the amount of gain, if any, recognized (excluding any gain recognized with respect to cash received in lieu of a fractional share) on the exchange (regardless of whether such gain is classified as capital gain, or as ordinary dividend income, as discussed below); and

•	the holding period of HBI common stock received in exchange for shares of GHI common stock (including fractional shares of HBI common stock deemed received and redeemed as described below) will include the holding period of the GHI common stock that is surrendered in the merger.

If a holder of GHI common stock acquired different blocks of GHI common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of GHI common stock and such holder’s basis and holding period in his or her shares of HBI common stock may be determined with reference to each block of GHI common stock. Any such holders should consult their tax advisors regarding the manner in which cash and HBI common stock received in the exchange should be allocated among different blocks of GHI common stock and with respect to identifying the bases or holding periods of the particular shares of HBI common stock received in the merger.

Taxation of Gains. Gain that holders of GHI common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their GHI common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of GHI common stock is generally taxed at preferential rates. In some cases, if a holder actually or constructively owns HBI stock other than HBI stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of the constructive ownership rules, holders of GHI common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Received Instead of a Fractional Share of HBI Common Stock. If a GHI shareholder receives cash instead of a fractional share of HBI common stock, he or she will be treated as having received the fractional share of HBI common stock pursuant to the applicable merger and then as having sold that fractional share of HBI common stock for cash. As a result, the GHI shareholder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to the fractional share interest as set forth above. Except as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting. Payments of cash to a holder of GHI common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption satisfactory to HBI and the exchange agent or, in the case of backup withholding, furnishes its correct taxpayer identification number and generally otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

The discussion set forth above does not address all United States federal income tax consequences that may be relevant to holders of GHI common stock and may not be applicable to such holders that are subject to special rules. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

DESCRIPTION OF HBI’S CAPITAL STOCK

The following is a description of the HBI common stock and certain provisions of HBI’s Restated Articles of Incorporation, Bylaws and applicable law. The following is only a summary and is qualified by applicable law and by the provisions of HBI’s Restated Articles of Incorporation and Bylaws, copies of which have been filed with the SEC and are also available upon request from HBI.

General

Under HBI’s Restated Articles of Incorporation, as amended, HBI has authority to issue up to 200,000,000 shares of common stock, par value $0.01 per share, and up to 5,500,000 shares of preferred stock, par value $0.01 per share. Each share of HBI common stock has the same relative rights as, and is identical in all respects to, each other share of HBI common stock.

As of December 31, 2016, there were 140,472,205 shares of HBI common stock issued and outstanding, and approximately 4,980,170 shares of common stock were reserved for issuance pursuant to HBI’s stock option and performance incentive plan. HBI common stock is listed on The NASDAQ Global Select Market under the symbol “HOMB.” The outstanding shares of HBI’s common stock are validly issued, fully paid and non-assessable.

As of December 31, 2016, no shares of HBI preferred stock are issued and outstanding.

Common Stock

Voting Rights. Holders of HBI common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of HBI common stock do not have cumulative voting rights.

Dividend Rights. Holders of HBI common stock are entitled to receive ratably dividends when, as, and if declared by HBI’s board of directors out of funds legally available for the payment of dividends. Holders of any preferred stock HBI may issue in the future may have a priority over holders of common stock with respect to dividends. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on HBI’s subsidiaries by statute or regulation effectively may limit the amount of dividends HBI can pay.

Liquidation and Dissolution. In the event of the liquidation, dissolution and winding up of HBI, the holders of HBI common stock are entitled to receive ratably all of the assets of HBI available for distribution after satisfaction of all liabilities of HBI, subject to the rights of the holders of any of HBI’s preferred shares that may be issued from time to time.

Other Rights. Holders of HBI common stock have no preferential or preemptive rights with respect to any securities of HBI, and there are no conversion rights or redemption or sinking fund provisions applicable to HBI common stock.

Restrictions on Ownership. The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of HBI common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of HBI common stock under the Change in Bank Control Act. Any holder of 25% or more of HBI common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over HBI, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Modification of Rights. Rights of the holders of HBI common stock may not be modified by less than a majority vote of the common stock outstanding. Additionally, under the Arkansas Business Corporation Act of 1987, a majority vote is required for the approval of a merger or consolidation with another corporation, and for the sale of all or substantially all of HBI’s assets and liquidation or dissolution of HBI.

Transfer Agent. The transfer agent and registrar for HBI common stock is Computershare, 250 Royall Street, Canton, Massachusetts 02021.

For additional information concerning HBI’s common stock, see “Comparison of Rights of Holders of HBI and GHI Common Stock” below.

Preferred Stock

The 5,500,000 authorized shares of HBI preferred stock, par value $0.01 per share, are typically referred to as “blank check” preferred stock. This term means that these shares of preferred stock may be issued with such preferences, limitations, relative rights, and terms as determined by HBI’s board of directors. As such, the board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. As of the date of this proxy statement/prospectus, HBI had no designated or outstanding shares of preferred stock.

COMPARISON OF RIGHTS OF HOLDERS OF HBI AND GHI COMMON STOCK

General

GHI is incorporated under the laws of the State of Florida and the rights of GHI shareholders are governed by the laws of the State of Florida, GHI’s Articles of Incorporation, as amended, and GHI’s Bylaws. As a result of the merger, GHI shareholders who receive shares of HBI common stock will become HBI shareholders. HBI is incorporated under the laws of the State of Arkansas and the rights of HBI shareholders are governed by the laws of the State of Arkansas, HBI’s Restated Articles of Incorporation, as amended, and HBI’s Bylaws. Thus, following the merger, the rights of GHI shareholders who become HBI shareholders in the merger will no longer be governed by GHI’s Articles of Incorporation, as amended, and GHI’s Bylaws, and instead will be governed by HBI’s Restated Articles of Incorporation, as amended, and Restated Bylaws.

Comparison of Shareholders’ Rights

Set forth below is a summary comparison of material differences between the rights of HBI shareholders under the HBI Restated Articles of Incorporation, as amended, and Restated Bylaws (right column), and the rights of GHI shareholders under GHI’s Articles of Incorporation, as amended, and its Bylaws, as amended (left column). The summary set forth below is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of HBI’s Restated Articles of Incorporation and amendments thereto, HBI’s Restated Bylaws, GHI’s Articles of Incorporation and amendments thereto, and GHI’s Bylaws.

GHI	HBI
Removal of Directors

GHI’s Articles of Incorporation, as amended, and its Bylaws provide that directors may be removed for any reason at a meeting of shareholders, noticed and called expressly for that purpose, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.	HBI’s Restated Bylaws provide that a director may be removed at any time, with or without cause, by the shareholders at a special meeting called expressly for that purpose.

Vacancies on the Board of Directors

GHI’s Articles of Incorporation, as amended, and Bylaws provide that any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders.	HBI’s Restated Bylaws provide that if a vacancy occurs in the Board of Directors by reason of death or resignation, or if the shareholders fail to fill all the vacancies on the board of directors at the annual meeting of shareholders or any meeting for the purpose of electing directors, the vacancies shall be filled by the affirmative vote of a majority of the remaining members of the board of directors. Any vacancy caused by removal of a director shall be filled by the shareholders at a shareholders’ meeting at which the vacancy is created or at a subsequent meeting.

Shareholder Proposals and Nominations

GHI’s Bylaws provide that a shareholder may place on the agenda certain new business to be considered at an annual meeting, provided the shareholder has given	HBI has adopted a policy stating that its Nominating and Corporate Governance Committee will consider a candidate properly and timely recommended for

GHI	HBI
proper written notice to the Chairman of the Board and the Corporate Secretary at least ten business days before the time originally fixed for such meeting. GHI’s Bylaws provide that a shareholder may make nominations for directors, provided the shareholder has given proper written notice to the Corporate Secretary at least twenty business days prior to the date of the annual meeting.

directorship by a stockholder or group of stockholders of HBI if:

The recommendation is submitted by one or more stockholders that have individually or as a group owned beneficially at least two percent of HBI’s issued and outstanding common stock for at least one year, determined as of the date the recommendation is submitted; and

The recommendation is submitted to the Secretary of HBI, in writing via certified U.S. mail, not less than 120 days prior to the first anniversary of the date of the proxy statement relating to HBI’s previous annual meeting.

The recommendation includes specified information about the recommending shareholder(s) and the candidate, such required information is provided in more detail in HBI’s “Policy Regarding Director Recommendations by Stockholders” and “Nominating and Corporate Governance Committee Directorship Guidelines and Selection Policy” published on HBI’s website at www.homebancshares.com under the caption “Investor Relations”/“Corporate Profile”/“Governance Documents.”

The recommending shareholder(s) and the candidate submit, with the recommendation, a signed statement agreeing and acknowledging that, among other things, the recommending shareholder will maintain an ownership of at least two percent of HBI’s stock throughout the candidate’s term as director.

Upon receipt of the recommendation, the committee will consider the qualifications of the candidate. The committee does not intend to review and/or consider candidates in a manner different than other recommendations, although the committee may prefer director candidates who are personally known to the existing directors, have the requisite experience and whose reputations are highly regarded.

In order for a proposal by a shareholder to be presented at an annual meeting of HBI’s shareholders, the proposal must be included in the related proxy statement and proxy form. For a shareholder proposal to be included in the proxy statement and proxy form for an annual meeting of HBI’s shareholders, the proposal must: (1) concern a matter that may be properly considered and acted

GHI	HBI
upon at the annual meeting in accordance with applicable laws, including HBI’s Bylaws and Rule 14a-8 of the Exchange Act; and (2) be received by HBI at its home office, 719 Harkrider Street, Suite 100, Conway, Arkansas 72032, Attention: Holly A. McKenna, Secretary, not less than 120 calendar days before the anniversary of the date of the previous year’s proxy statement, or November 4, 2016, in the case of the Annual Meeting of Shareholders in 2017. If no annual meeting was held the previous year and in any year in which the date of the annual meeting is moved by more than 30 days from the date of the previous year’s annual meeting, the proposal will be considered timely if received within a reasonable time before HBI begins to print and mail its proxy materials.

Voting Rights in an Extraordinary Transaction

GHI’s Articles of Incorporation, as amended, state that GHI shall not be merged or consolidated with another corporation or entity and GHI shall not sell or otherwise dispose of all or substantially all of the properties or assets of GHI unless such merger, consolidation, sale or disposition is approved by a vote of at least 66% of the outstanding shares of common stock of GHI.	Neither HBI’s Restated Articles of Incorporation, as amended, nor HBI’s Restated Bylaws impose heightened shareholder approval requirements for any action. Arkansas law therefore governs the number of votes required to take any action.

Anti-Takeover Provisions and Other Shareholder Protections

In addition to the increased voting requirements described above, GHI’s Articles of Incorporation, as amended, require that GHI’s board of directors consider, in the context of a merger or acquisition transaction, the social and economic effect of the transaction on GHI’s present and future customers and employees and those of Landmark Bank and of other GHI subsidiaries; on the communities in which GHI and Landmark Bank operate or are located; on the ability of GHI to fulfill its corporate objectives as a financial institution holding company; and on the ability of Landmark Bank to fulfill its objectives under applicable statutes and regulations. Consideration of these factors could have caused the board of directors of GHI to reject an acquisition proposal that was otherwise advantageous to the shareholders of GHI.

In addition, GHI has entered into contracts with certain officers and employees entitling such persons to payments upon a merger or other takeover event, if such person’s employment is terminated as described in more detail in such contracts.

Neither HBI’s Restated Articles of Incorporation, as amended, nor HBI’s Restated Bylaws include anti-takeover provisions or other shareholder protections in the context of a takeover or merger.

GHI	HBI
Indemnification of Directors and Officers

GHI’s Articles of Incorporation, as amended, provide that GHI shall indemnify any officer, director, employee or agent to the fullest extent authorized by Florida law as it now exists or may be amended but, in the case of any such amendment, only to the extent that such amendment permits GHI to provide broader indemnification rights than the law permitted GHI to provide prior to such amendment. This includes, but is not limited to, any person who was or is made a party or is threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative (“Proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of GHI or is or was serving at the request of GHI as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while servicing as a director, officer, employee or agent, reasonably incurred or suffered by such person in connection therewith. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

GHI’s Articles of Incorporation, as amended, provide that GHI shall indemnify any such person seeking indemnity in connection with an action, suit or proceeding (or part thereof) initiated by such person only if such action, suit or proceeding (or part thereof) was authorized by the Board of Directors.

The rights of indemnification provided in the Articles of Incorporation, as amended, are not exclusive of any other right which such individual may have or acquire under any statute, agreement, vote of shareholders or disinterested directors or otherwise. In addition, the Articles of Incorporation, as amended, authorize GHI to maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of GHI, whether or not GHI would have the power to provide indemnification to such person.

In HBI’s Restated Articles of Incorporation, as amended, and Restated Bylaws, every person who was or is a party to, or is involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of HBI (or is or was serving at the request of HBI as a director or officer of another entity) shall be indemnified and held harmless to the fullest extent legally permissible under and pursuant to any procedure specified in the Arkansas Business Corporation Act of 1987 (“ABCA”), against all expenses, liabilities and losses reasonably incurred or suffered by him in connection therewith.

The rights of indemnification provided in the Restated Articles of Incorporation are not exclusive of any rights which may be available under any agreement, vote of stockholders, provision of law or otherwise. In addition, the Articles of Incorporation authorize HBI to maintain insurance on behalf of any person who is or was a director or officer of HBI (or is or was serving at the request of HBI as a director or officer of another entity), whether or not HBI would have the power to provide indemnification to such person.

Shareholder Action by Written Consent

GHI’s Articles of Incorporation, as amended, provide that any action required or permitted to be taken by the	Shareholder action required or permitted to be taken at a meeting of shareholders may be taken without a

GHI	HBI
shareholders of GHI must be effected at a duly called Annual or Special Meeting of Shareholders of GHI and may not be effected by any consent in writing by such shareholders.	meeting if one or more written consents, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

Special Meetings

GHI’s Articles of Incorporation, as amended, provide that Special Meetings of shareholders of GHI, may be called by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption), the Chairman of the Board or the President of GHI, or by shareholders holding at least ten percent (10%) of the outstanding shares of GHI.	Special meetings of the shareholders may be called at any time by the president, resolution of the board of directors, or by the holders of not less than ten percent (10%) of all shares entitled to vote on any action to be presented at such meeting.

Shareholders’ Rights to Examine Books and Records

Under Florida law, GHI shareholders are entitled to inspect and copy during regular business hours at GHI’s principal office, corporate records entitled to inspection by shareholders under Florida law, if the shareholder gives written notice of his or her demand at least five (5) business days before the date on which his or she wishes to inspect and copy. Specifically, Florida law permits shareholder inspection of (i) GHI’s Articles of Incorporation and Bylaws and any amendments thereto; (ii) board resolutions creating any classes or series of shares and fixing their relative rights; (iii) shareholder meeting minutes and records for the past three years; (iv) written communications to all shareholders, including financial statements furnished, for the past three years; (v) the names and business street addresses of the current directors and officers; and (vi) GHI’s most recent annual report delivered to the Florida Department of State.

GHI may impose a reasonable charge to cover the costs of labor and material for copies of any documents provided to the shareholder. The charge may not exceed the estimated cost of production or reproduction of the records.

Arkansas law provides a shareholder and his, her, or its agent or attorney with a right to inspect (beginning two (2) business days after notice of a meeting is given and continuing through such meeting) at HBI’s principal office during regular business hours and copy the corporation’s shareholder list at his, her, or its expense.

Arkansas law also permits any shareholder, on at least five (5) business days’ advance written demand to the corporation, to inspect (1) the articles of incorporation and bylaws of the corporation and all amendments thereto that are in effect, (2) board resolutions of the corporation relating to the creation of any classes or series of shares and fixing their relative rights, preferences and limitations, if shares issued pursuant to those resolutions are outstanding, (3) minutes of shareholder meetings, records of actions taken by shareholders without a meeting and all written communications to shareholders, including financial statements furnished to shareholders, for the past three (3) years, (4) the name and business addresses of the current directors and officers, and (5) the most recent annual franchise tax report delivered to the Arkansas Secretary of State. In addition, a shareholder satisfying specified conditions is entitled to inspect (a) excerpts of minutes of any meeting of the board of directors, records of any actions of any committee of the board of directors, minutes of any meeting of the shareholders, and records of actions taken by the shareholders or board of directors without a meeting, (b) accounting

GHI	HBI
records, and (c) the record of shareholders, in each case if the demand is made in good faith and for a proper purpose, describes the purpose of the inspection and the desired records with reasonable particularity, and the desired records are directly connected to the purpose of such inspection.

Amendments to Articles of Incorporation and Bylaws

Under Florida law, an amendment to the articles of incorporation generally is approved if a majority of the votes representing the quorum approves it; provided, however, GHI’s Articles of Incorporation, as amended, state that the Corporation reserves the right to amend or repeal any provision contained within its Articles of Incorporation in the manner prescribed by Chapter 607, Florida Statutes, and all rights conferred upon shareholders are granted subject to this reservation; however, an affirmative vote of at least a majority of the outstanding common stock of GHI shall be necessary to amend GHI’s Articles of Incorporation.

GHI’s Bylaws may be altered, amended or repealed in a manner consistent with the laws of the State of Florida at any time by a majority of the full Board of Directors or by a majority of the votes cast by the shareholders of GHI at any legal meeting.

Under Arkansas law, an amendment to the articles of incorporation generally is approved if a majority of the votes representing the quorum approves it. Pursuant to HBI’s Restated Bylaws, a quorum at any meeting of the shareholders of HBI consists of a majority in interest in the stock issued and outstanding then entitled to vote, represented in person or by proxy.

An amendment to the Restated Bylaws may be adopted, amended or repealed at any meeting of the board of directors.

Notwithstanding the foregoing, under Arkansas law, a majority of a class of stock must approve any amendment that adversely affects their particular class as further described in Ark. Code Ann. §4-27-1004.

Dividends

Under Florida law, GHI may not make any distribution to its shareholders if, after giving effect to the distribution (1) GHI would not be able to pay its debts as they become due in the usual course of business or (2) GHI’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if GHI were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The bank regulatory agencies have general authority to limit the dividends paid by banks if such payment may be deemed to constitute an unsafe and unsound practice. A national bank may not pay dividends from its paid-in surplus. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank’s net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the OCC is

Under Arkansas law, a corporation may not make any distribution to its shareholders if, after giving effect to the distribution (1) the corporation would not be able to pay its debts as they become due in the usual course of business or (2) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The ability of HBI to pay dividends to its shareholders is directly influenced by the ability of Centennial Bank to pay dividends to HBI, as its sole shareholder.

Approval of the Arkansas State Bank Commissioner is required before Centennial Bank can declare and pay any dividend of 75% or more of its net profits after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year.

In addition, the Federal Reserve further limits the ability to pay dividends if the total of all dividends

GHI	HBI
required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with it retained net profits for the preceding two years, less any required transfers to surplus.	declared in any calendar year by the bank exceeds the bank’s net profits to date for that year combined with its retained net profits for the preceding two years.

Appraisal Rights

Neither GHI’s Articles of Incorporation, as amended, nor GHI’s Bylaws address appraisal rights. Florida law therefore governs when a shareholder is entitled to dissent, the process for dissenting and the amount of the payment.

Pursuant to Florida Statutes § 607.1302, the GHI shareholders have appraisal rights because GHI shares are being acquired.

Neither HBI’s Restated Articles of Incorporation, as amended, nor HBI’s Bylaws address dissenters’ rights. Arkansas law therefore governs when a shareholder is entitled to dissent, the process for dissenting and the amount of the payment.

The HBI shareholders do not have dissenters’ rights for this transaction under Arkansas law.

CERTAIN INFORMATION CONCERNING HBI

General

HBI is a Conway, Arkansas headquartered bank holding company registered under the federal Bank Holding Company Act of 1956. HBI’s common stock is traded through The NASDAQ Global Select Market under the symbol “HOMB.” HBI is primarily engaged in providing a broad range of commercial and retail banking and related financial services to businesses, real estate developers and investors, individuals and municipalities through its wholly owned community bank subsidiary – Centennial Bank. Centennial Bank has locations in Arkansas, Florida, South Alabama and New York City.

Financial and other information relating to HBI is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016, and September 30, 2016, respectively. Information regarding the names, ages, positions, and business backgrounds of the executive officers and directors of HBI, as well as additional information, including executive compensation, beneficial ownership of HBI securities, and certain relationships and related person transactions, is set forth in or incorporated by reference in HBI’s 10-K and in its proxy statement for its 2016 annual meeting of shareholders. See “Documents Incorporated by Reference.”

GHI SPECIAL MEETING OF SHAREHOLDERS

General

GHI’s board of directors is using this proxy statement/prospectus to solicit proxies from the holders of shares of GHI common stock for use at the GHI special meeting.

Together with this proxy statement/prospectus, GHI is also sending you a notice of the special meeting and a form of proxy that is solicited by GHI’s board of directors. The GHI special meeting will be held at GHI’s principal executive offices located at 6300 N.E. 1st Avenue, Suite 300, Fort Lauderdale, Florida at 10:00 a.m., Eastern Time, on February 22, 2017. On January 23, 2017, GHI commenced mailing this proxy statement/prospectus and the enclosed form of proxy to its shareholders entitled to vote at the GHI special meeting.

Purpose of GHI Special Meeting

At the GHI special meeting, GHI shareholders will be asked to:

•	approve the Merger Agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus, which is referred to as the Merger Proposal; and

•	approve one or more adjournments of the GHI special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Merger Proposal, which is referred to as the Adjournment Proposal.

Recommendation of GHI’s Board of Directors

GHI’s board of directors recommends that you vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal. See “The Merger – Recommendation of GHI’s Board of Directors and Reasons for the Merger” on page 41.

GHI Record Date and Quorum

GHI’s board of directors has fixed the close of business on December 31, 2016, as the record date for determining the holders of GHI stock entitled to receive notice of and to vote at the GHI special meeting.

As of the GHI record date, there were 18,037,316 shares of GHI common stock outstanding and entitled to vote at the GHI special meeting held by 94 holders of record. Each share of GHI common stock entitles the holder to one vote at the GHI special meeting on each proposal to be considered at the GHI special meeting.

The representation (in person or by proxy) of holders of at least a majority of the votes entitled to be cast on each of the matters to be voted on at the GHI special meeting constitutes a quorum for action on that matter at the GHI special meeting. All shares of GHI common stock present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the GHI special meeting.

Required Vote; Effects of Abstention or Failure to Vote

Required Vote to Approve the Merger Proposal. Approval of the Merger Proposal requires the affirmative vote by the holders of at least 66% of the outstanding common shares of GHI, provided that a quorum is present at the GHI special meeting. Therefore, assuming that a quorum is present, your failure to vote, an abstention or a broker non-vote will have the effect of a vote “AGAINST” the Merger Proposal.

The directors and certain officers of GHI and Landmark Bank entered into voting agreements with HBI pursuant to which they agreed to vote 13,199,554 total shares in favor of the merger. These shares represent approximately 73.2% of the GHI common stock entitled to vote at the GHI special meeting (excluding any shares issued upon exercise of GHI options).

Required Vote to Approve the Adjournment Proposal. Approval of the Adjournment Proposal requires the affirmative vote of at least a majority of the shares of GHI voting on the proposal. Therefore, your failure to vote, an abstention or a broker non-vote will have no effect on the approval of the Adjournment Proposal.

Voting on Proxies; Incomplete Proxies

Giving a proxy means that a GHI shareholder authorizes the persons named in the enclosed proxy card to vote its shares at the GHI special meeting in the manner it directs. A GHI shareholder may vote by proxy or in person at the GHI special meeting. If you hold your shares of the GHI common stock in your name as a shareholder of record, to submit a proxy, you, as a GHI shareholder, may vote by completing and signing the accompanying proxy and returning it to GHI as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of GHI stock represented by it will be voted at the GHI special meeting in accordance with the instructions contained on the proxy card.

If any proxy is returned without indication as to how to vote, the shares of GHI common stock represented by the proxy will be voted as recommended by GHI’s board of directors.

If your shares are held in a street name, you should follow the instructions you receive from your broker in order to direct your broker how to vote, and you should also follow the instructions of your broker regarding revocation of proxies.

Every GHI shareholder’s vote is important. Accordingly, each GHI shareholder should sign, date and return the enclosed proxy card, whether or not the GHI shareholder plans to attend the GHI special meeting in person.

Revocability of Proxies and Changes to a GHI Shareholder’s Vote

A GHI shareholder has the power to change his or her vote at any time before his or her shares of GHI common stock are voted at the GHI special meeting by:

•	sending a written notice of revocation to GHI’s corporate secretary at 6300 N.E. 1st Avenue, Suite 300, Fort Lauderdale, Florida 33334 stating that you would like to revoke your proxy;

•	sending a completed proxy card bearing a later date than your original proxy card; or

•	attending the GHI special meeting and voting in person if your shares of GHI common stock are registered in your name rather than in the name of a broker, bank or other nominee, and you so request, although attendance at the special meeting will not by itself revoke a previously granted proxy.

If you choose the first or the second method, GHI must receive your written notice of revocation or later dated proxy card prior to the shareholder vote on the Merger Proposal at the special meeting. If you have instructed a bank, broker or other nominee to vote your shares of GHI common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by GHI. GHI will reimburse brokerage firms and other custodians, nominees and fiduciaries of reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, directors, officers and regular employees of GHI may solicit proxies personally by telephone without additional compensation.

Attending the GHI Special Meeting

All GHI shareholders as of the record date, or their duly appointed proxies, may attend the GHI special meeting. Registration and seating will begin at 9:30 a.m., Eastern Time.

If you hold your shares of GHI common stock in your name as a shareholder of record and you wish to attend the GHI special meeting, please bring your proxy and valid picture identification to the GHI special meeting.

If your shares of GHI common stock are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the GHI special meeting, you need to bring a copy of a bank or brokerage statement to the GHI special meeting reflecting your stock ownership as of the record date. If you also intend to vote at the special meeting, you must also obtain and bring a legal proxy, executed in your favor, from the broker, bank or other nominee that is the holder of record of your shares. In either instance, you should also bring valid picture identification.

GHI PROPOSALS

Merger Proposal

As discussed throughout this proxy statement/prospectus, GHI is asking its shareholders to approve the Merger Proposal. Holders of GHI common stock should read carefully this proxy statement/prospectus in its entirety, including the appendices, for more detailed information concerning the Merger Agreement and the merger. In particular, holders of GHI common stock are directed to the Merger Agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus.

GHI’s board of directors recommends a vote “FOR” the Merger Proposal.

Adjournment Proposal

The GHI special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the GHI special meeting to approve the Merger Proposal.

If, at the GHI special meeting, the number of shares of GHI common stock present or represented and voting in favor of the Merger Proposal is insufficient to approve the Merger Proposal, GHI intends to move to adjourn the GHI special meeting in order to enable GHI’s board of directors to solicit additional proxies for approval of the Merger Agreement. In that event, GHI will ask its shareholders to vote only upon the Adjournment Proposal, and not the Merger Proposal.

In this proposal, GHI is asking its shareholders to authorize the holder of any proxy solicited by GHI’s board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the GHI special meeting to another time and place for the purpose of soliciting additional proxies. If the GHI shareholders approve the Adjournment Proposal, GHI could adjourn the GHI special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from GHI shareholders who have previously voted.

GHI’s board of directors recommends a vote “FOR” the Adjournment Proposal.

No Other Matters To Come Before the GHI Special Meeting

No other matters will be brought before the GHI special meeting.

CERTAIN INFORMATION CONCERNING GHI

General

Giant Holdings, Inc. (“GHI”) is a bank holding company under the Bank Holding Company Act of the 1956, as amended, for Landmark Bank, N.A. (“Landmark Bank”), and is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System and is a corporation organized under the laws of the State of Florida. Landmark Bank is a national banking association which commenced operations in 1998 and is subject to the supervision and regulation of the Office of the Comptroller of the Currency. Landmark Bank is a full service commercial bank, providing a wide range of business and consumer financial services in its target marketplaces. Landmark Bank is headquartered in Fort Lauderdale, Florida. At September 30, 2016, GHI had total consolidated assets of approximately $463 million, total consolidated deposits of approximately $368 million, total consolidated net loans of approximately $335 million, and consolidated shareholders’ equity of approximately $56 million.

Business

Historically, Landmark Bank’s market areas have been served both by large banks headquartered out of state as well as a number of community banks offering a higher level of personal attention, recognition and service. The large banks have generally applied a transactional business approach, based upon volume considerations, to the market while community banks have traditionally offered a more service relationship approach.

Landmark Bank provides a range of commercial banking services through six full-service banking offices in Broward and Palm Beach County Florida and operates a virtual branch doing business under the trade name of Giantbank.com. Services include checking accounts, money market accounts, NOW accounts, savings accounts, and certificates of deposit. Additional deposit products and services include, CDARS, IDC Money Market accounts, outsourced courier service, coin and currency, wire transfer, merchant credit card processing, remote office capture (merchant capture), office capture (branch capture), online bill pay, internet banking and safe deposit boxes. Loan programs offered through the banking offices include commercial loans and lines of credit, small business loans, letters of credit, consumer installment loans and lines of credit, home equity loans and lines of credit, commercial and residential mortgages as well as residential and commercial construction loans. Three of the six banking offices provide drive-through banking facilities and four 24-hour automated teller machines, which are integrated into multi-state ATM networks. The Bank provides internet banking services through its web pages of www.landmarkbankonline.com and www.giantbank.com.

Landmark Bank’s business strategy has been to maintain a community bank philosophy, which it believes differentiates it from its larger competitors, by focusing on and understanding the individualized banking needs of businesses, professionals and residents of the local communities in the company’s markets. Landmark Bank believes this focus allows it to be more responsive to customers’ needs and to provide a high level of personal service. As a locally-managed institution with strong ties to the community, Landmark Bank’s core customers are primarily comprised of small-to medium-sized businesses, professionals and community organizations which prefer a banking relationship with a community bank that offers high quality, competitively priced banking products and services with personalized service. Landmark Bank believes that the level of personal service it offers provides a significant advantage over the larger out-of-state banks, which tend to consolidate decision-making authority outside of the local communities.

The revenues of Landmark Bank are primarily derived from interest on, and fees received in connection with, real estate and other loans, from interest and dividends from investment securities, service charge income generated from demand accounts, interest and fees from its residential mortgage operations, gain on sale of residential loans and ATM fees. The principal sources of funds for Landmark Bank’s lending activities are its deposits (primarily business operating deposit accounts from its commercial clients). The principal expenses of Landmark Bank are the interest paid on deposits, and operating and general administrative expenses.

As is the case with banking institutions generally, Landmark Bank’s operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. Landmark Bank faces strong competition in the attraction of deposits (the primary source of lendable funds) and in the origination of loans.

Banking Services

Commercial Banking. Landmark Bank focuses its commercial loan originations on small-to medium-sized businesses; professionals and community organizations (generally up to $10 million in annual sales) and such loans are usually accompanied by significant related deposits. Commercial underwriting is driven by cash flow analysis supported by collateral analysis and review. Commercial loan products include commercial real estate construction and term loans; working capital loans and lines of credit; demand, term and time loans; and equipment, inventory and accounts receivable financing. Landmark Bank offers a range of cash management services and deposit products to commercial customers. On-line banking is available to commercial customers.

Retail Banking. Landmark Bank’s retail banking activities emphasize consumer deposit and checking accounts. An extensive range of these services is offered by Landmark Bank to meet the varied needs of its customers from young persons to senior citizens. In addition to traditional products and services, Landmark Bank offers contemporary products and services, such as debit cards, internet banking, mobile deposit and electronic bill payment services. Consumer loan products offered by Landmark Bank include home equity lines of credit and new and used auto loans.

Mortgage Banking. Landmark Bank’s mortgage banking business is structured to provide a source of fee income largely from the process of originating product for sale on the secondary market (primarily fixed rate loans), as well as the origination of primarily adjustable rate loans to be held in Landmark Bank’s loan portfolio. Mortgage banking capabilities include conventional and nonconforming mortgage underwriting; and construction and permanent financing.

Employees

As of September 30, 2016, Landmark Bank employed 49 full-time employees and one part-time employee. Landmark Bank considers relations with employees to be good.

Properties

The main office of Landmark Bank is located at 2600 East Commercial Boulevard, Fort Lauderdale, Florida 33307. Landmark Bank also operates banking offices located at 707 S.E. 3rd Avenue, Suite 100 Fort Lauderdale, Florida 33316; 5255 N. Federal Hwy., Suite 100, Boca Raton, Florida 33487; 4657 South University Drive, Davie, Florida 33328; 3309 Sheridan Street, Hollywood, Florida 33021; and 8199 West McNab Road, Tamarac, Florida 33321. Executive and operational office space is located at 6300 N.E. 1st Ave., Suite 300, Fort Lauderdale, Florida 33334.

Legal Proceedings

Landmark Bank is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to its business. Management does not believe that there is any pending or threatened proceeding against Landmark Bank which, if determined adversely, would have a material adverse effect on Landmark Bank’s financial position, liquidity, or results of operations.

Competition

Landmark Bank encounters strong competition both in making loans and in attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as an increasing level of interstate banking have created a highly competitive environment for commercial banking. In one or more aspects of its business, Landmark Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Most of these competitors, some of which are affiliated with bank holding companies, have substantially greater resources and lending limits, and may offer certain services that Landmark Bank does not currently provide. In addition, many of Landmark Bank’s non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Recent federal and state legislation has heightened the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly. There is no assurance that increased competition from other financial institutions will not have an adverse effect on Landmark Bank’s operations.

Management

Directors. The Boards of Directors of GHI and Landmark Bank are comprised of the same individuals. Directors are elected annually by GHI shareholders and serve until the next annual meeting of shareholders and until their successors are duly elected and qualified. The following sets forth certain information regarding the directors of GHI and Landmark Bank.

Name	Principal Occupation
Jeffrey S. Roschman	Private Equity Investor
Robert J. Roschman	Investor, Restaurant and Hotel Entrepreneur
Perry A. LaCaria	President & CEO of Giant Holdings, Inc. and Landmark Bank, N.A.
Russell C. Conrad	Executive Vice President & CFO of Giant Holdings, Inc. and Landmark Bank, N.A.
Stephan N. Tchividjan	Founder & President of National Christian Foundation
Allen Hertzman	President & Partial Owner of Johncol, Inc.

Executive Officers. The following sets forth information regarding the executive officers of GHI and Landmark Bank. The officers of GHI and Landmark Bank serve at the pleasure of the Board of Directors.

Name	Title
Jeffrey S. Roschman	Chairman of the Board
Perry A. LaCaria	President and Chief Executive Officer
Russell C. Conrad	EVP & CFO
David Eiler	EVP & CLO (Landmark Bank only)
Robert Santom	EVP & CCO (Landmark Bank only)
R. Moyle Fritz, Jr.	EVP & COO (Landmark Bank only)

Principal Holders of GHI Common Stock

Directors and Officers. The following sets forth the beneficial ownership of GHI’s outstanding shares of Common Stock as of September 30, 2016 by (i) each director and executive officer of GHI, and (ii) all directors and executive officers of GHI as a group. GHI is not aware of any holders of 5% or more of the shares of GHI Common Stock other than Perry A. LaCaria, Jeffrey S. Roschman, and Robert J. Roschman.

Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. The percentage of beneficial ownership is calculated based upon the number of shares of GHI Common Stock beneficially owned assuming 18,971,816 shares of GHI Common Stock are issued and outstanding, which is equal to the 18,037,316 shares of GHI Common Stock issued and outstanding as of September 30, 2016, plus 934,500 shares issuable under outstanding stock options which are exercisable on or before November 30, 2016. The number of shares reported as beneficially owned by each individual in the following table also includes stock options exercisable by him on or before November 30, 2016. Information regarding the termination of these stock options is described on page 91.

Unless otherwise indicated, to GHI’s knowledge, the persons or entities identified in the tables below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Name of Individual and Address of Beneficial Owner(a)	Number of Shares of GHI Common Stock Beneficially Owned	Percent of GHI Common Stock
Directors:
Jeffrey S. Roschman(b)	7,261,318	38.27%
Robert J. Roschman(c)	4,812,736	25.37%
Perry A. LaCaria(d)	980,000	5.17%
Russell C. Conrad(e)	140,000	0.74%
Stephan N. Tchividjan	41,000	0.22%
Allen Hertzman	504,000	2.66%

Total	13,739,054

Executive Officers:
Jeffrey S. Roschman(b)	7,261,318	38.27%
Perry A. LaCaria(d)	980,000	5.17%
Russell C. Conrad	140,000	0.74%
David W. Eiler(f)	250,000	1.32%
Robert Santom(g)	88,430	0.47%
R. Moyle Fritz, Jr.(h)	95,000	0.50%

Total	8,814,748

All directors and executive officers as a group (9 persons):	14,172,484	74.70%

(a)	The address of each of GHI’s executive officers and directors is c/o GHI, 6300 N.E. 1st Ave., Suite 300, Fort Lauderdale, Florida 33334.
(b)	Held in the names of Irrevocable Trust Agreement II for Caroline F. Roschman Dated December 19, 2012, Irrevocable Trust Agreement II for Taylor A. Roschman Dated December 19, 2012, The Revocable Trust Created by Jeffrey S. Roschman Dated March 10, 1994 As Amended, and Roschman Restaurant Administration.
(c)	Held in the name of Irrevocable Trust Agreement II for Logan P. Roschman Dated December 19, 2012, Irrevocable Trust Agreement II for Virginia D. Roschman Dated December 19, 2012, Robert Joseph Roschman Revocable Trust Agreement Dated October 11, 2000, and Roschman Restaurant Administration.
(d)	Held in the name of Perry A. LaCaria Trustee, Perry A. LaCaria Revocable Trust Dated December 22, 2003. Includes 400,000 shares that may be issued upon the exercise of vested stock options.
(e)	Includes 139,500 shares that may be issued upon the exercise of vested stock options.
(f)	Held in the names of David W. Eiler and Equity Trust Company D/B/A Sterling Trust Custodian FBO David W. Eiler. Includes 75,000 shares that may be issued upon the exercise of vested stock options.
(g)	Held in the name of Stifel Nicolaus & Co Inc C/F Robert H. Santom IRA. Includes 75,000 shares that may be issued upon the exercise of vested stock options.
(h)	Held in the name of Stifel Nicolaus & Co Inc C/F R. Moyle Fritz, Jr. IRA. Includes 75,000 shares that may be issued upon the exercise of vested stock options.

THE DIRECTORS AND OFFICERS OF GHI AND

LANDMARK BANK HAVE FINANCIAL INTERESTS IN THE MERGER

In considering the recommendation of the GHI Board that you vote to approve the merger on substantially the terms set forth in the merger agreement, you should be aware that the directors and executive officers of GHI and Landmark Bank have interests in the merger and have arrangements that are different from, or are in addition to, those of GHI’s shareholders generally. The GHI Board was aware of these interests and considered them, among other matters, in reaching its decisions to approve the Merger Agreement and to recommend that you vote in favor of approving the Merger Agreement.

Share Ownership

As of the record date, the directors and executive officers of GHI beneficially owned 14,172,484 shares of GHI common stock, representing 74.7% of the outstanding shares of GHI common stock with voting power, including outstanding options to acquire common stock. See “Principal Holders of GHI Common Stock” on page 89.

Stock Options

Certain of GHI’s and Landmark Bank’s officers hold options to purchase shares of GHI common stock. Under the Merger Agreement, to the extent that the exercise price of these stock options is less than the per-share merger consideration, the holder of the stock option will be paid, for each option he or she holds, the difference between (i) the amount of the per-share merger consideration and (ii) the exercise price of such option. Such amounts will be paid to the holders in cash at closing and will be paid irrespective of whether the option would have been vested at the time of the closing. The table below sets forth amounts to be paid to GHI’s and Landmark Bank’s executive officers based upon the number of options they held on the date of the Merger Agreement. In addition to the amounts disclosed below, HBI will make payments to other employees of Landmark Bank in the aggregate amount of $426,000 in respect of the termination of their stock options.

Name	Stock Option Payment
Russell C. Conrad	$351,540
David W. Eiler	$189,000
R. Moyle Fritz, Jr.	$189,000
Perry A. LaCaria	$1,300,800
Robert Santom	$189,000

Voting Agreements

As an inducement to and a condition of HBI’s willingness to enter into the Merger Agreement, each of the directors, and certain of the executive officers, of GHI and Landmark Bank entered into a voting agreement with HBI and Centennial Bank. Pursuant to the voting agreements, these individuals agreed, among other things, to vote (or cause to be voted), all the shares owned beneficially by each of them, in favor of the approval of the Merger Agreement at the special meeting of the GHI shareholders, except in accordance with the directors’ fiduciary duties in the event of a Superior Proposal, as such is defined in the Merger Agreement. As of December 5, 2016, 13,199,554 shares of GHI common stock, or approximately 73.2% of the outstanding shares of GHI common stock, were held by individuals who have entered into a voting agreement. A copy of the form of this voting agreement is attached as Exhibit A to the Merger Agreement attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. GHI shareholders are urged to read the voting agreements in their entirety.

GHI Director and Officer Indemnification and Insurance

HBI has agreed to indemnify the present and former directors and officers of GHI and Landmark Bank following the merger against certain liabilities arising from their acts or omissions occurring before the merger.

The terms of such indemnification will be consistent with those set forth in the governing documents of GHI and Landmark Bank in effect on the date of the Merger Agreement. HBI has also agreed to provide directors’ and officers’ liability insurance for the directors and officers of GHI for a period of six years following the merger with respect to acts or omissions occurring before the merger that were committed by such directors and officers in their capacities as such.

Employment Agreements with Officers

Centennial Bank will enter into an employment agreement with Perry LaCaria and may enter into employment agreements with other officers of Landmark Bank. Such employment agreements are expected to include salaries and benefits similar to such employee’s current salary and benefits, have a one-year term and be effective upon the closing of the merger.

Payments to the Other Non-Executive Officers of GHI and Landmark Bank

In connection with the merger, HBI will terminate all “separation pay plans” of GHI and Landmark Bank. In connection with such terminations, HBI will make payments to the executive officers of Landmark Bank. See “Golden Parachute Compensation” on page 56. In addition to those amounts, three additional non-executive officers will be provided with aggregate payments of $300,000 upon termination of the Landmark Bank supplemental executive retirement plans or agreements with those persons and aggregate payments of $570,284 upon termination of their employment agreements.

CERTAIN LEGAL MATTERS

The validity of the HBI common stock to be issued in the merger will be passed upon for HBI by its counsel, Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., Little Rock, Arkansas. Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., will also pass upon certain federal income tax matters for HBI. Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., will pass upon certain federal income tax matters for GHI. As of December 31, 2016, attorneys with Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. participating in this matter beneficially own approximately 6,268 shares of our common stock.

EXPERTS

The consolidated financial statements incorporated in this proxy statement/prospectus by reference from HBI’s Annual Report on Form 10-K for the year ended December 31, 2015, and the effectiveness of HBI’s internal control over financial reporting have been audited by BKD, LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance on the reports of BKD given as experts in accounting and auditing.

With respect to the unaudited financial information of HBI as of March 31, 2016 and for the three month periods ended March 31, 2016 and 2015, as of June 30, 2016 and for the three and six month periods ended June 30, 2016 and 2015, and as of September 30, 2016 and for the three and nine month periods ended September 30, 2016 and 2015, incorporated herein by reference, the independent registered public accountants have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their separate reports included in HBI’s Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2016 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Because of the limited nature of the review procedures applied, the degree of reliance on their reports on such information should be restricted. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

SUBMISSION OF HBI ANNUAL MEETING SHAREHOLDER PROPOSALS

In order for a proposal by an HBI shareholder to be presented at an annual meeting of HBI’s shareholders, the proposal must be included in the related proxy statement and proxy form. Proposals by shareholders intended to be presented at the Annual Meeting of Shareholders in 2017 must be received by the HBI no later than November 4, 2016, for possible inclusion in the proxy statement relating to that meeting.

For a shareholder proposal to be included in the proxy statement and proxy form for an annual meeting of HBI’s shareholders, the proposal must: (1) concern a matter that may be properly considered and acted upon at the annual meeting in accordance with applicable laws, including HBI’s Bylaws and Rule 14a-8 of the Securities Exchange Act of 1934; and (2) be received by HBI at its home office, 719 Harkrider Street, Suite 100, Conway, Arkansas 72032, Attention: Holly A. McKenna, Secretary, not less than 120 calendar days before the anniversary of the date of the previous year’s proxy statement, or November 4, 2016, in the case of the Annual Meeting of Shareholders in 2017. If no annual meeting was held the previous year and in any year in which the date of the annual meeting is moved by more than 30 days from the date of the previous year’s annual meeting, the proposal will be considered timely if received within a reasonable time before the HBI begins to print and mail its proxy materials.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows HBI to “incorporate by reference” information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately by them with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by HBI:

•	Annual Report on Form 10-K for the year ended December 31, 2015;

•	Definitive Proxy Statement on Schedule 14A for HBI’s 2016 Annual Meeting of Shareholders;

•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2016, June 30, 2016, and September 30, 2016, respectively; and

•	Current Reports on Form 8-K filed February 19, 2016, March 24, 2016, April 22, 2016, May 5, 2016, July 28, 2016, September 22, 2016, September 23, 2016, November 8, 2016, and December 7, 2016, respectively, and a Current Report on Form 8-K/A filed November 10, 2016.

In addition, HBI is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and through the date of the special meeting of the GHI shareholders, provided, however, that HBI is not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

HBI files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials HBI files with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information” in the forepart of this proxy statement/prospectus.

HBI has not authorized anyone to give any information or make any representation about the merger or its companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Appendix A

AGREEMENT AND PLAN OF MERGER

among

HOME BANCSHARES, INC.,

CENTENNIAL BANK,

GIANT HOLDINGS, INC.,

and

LANDMARK BANK, N.A.

Dated November 7, 2016

Appendix A - Page 1

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of November 7, 2016 (the “Agreement Date”), is by and among HOME BANCSHARES, INC., an Arkansas corporation (“HBI”), CENTENNIAL BANK, an Arkansas state bank (“Centennial”) (HBI and Centennial are collectively referred to herein as “Purchaser”), GIANT HOLDINGS, INC., a Florida corporation (“GHI”), and LANDMARK BANK, N.A., a national banking association (“Landmark Bank”) (GHI and Landmark Bank are collectively referred to herein as “Company”).

RECITALS OF FACT

A. On September 9, 2016, HBI and GHI entered into that certain non-binding letter of intent (the “LOI”) to describe the general terms and conditions of the business combination more particularly described in this Agreement;

B. As a material inducement and as additional consideration to Purchaser to enter into this Agreement, each of the directors of the Company has entered into a voting agreement with Purchaser dated as of the date hereof, the form of which is attached hereto as Exhibit A (each a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which each such person has agreed, among other things, to vote all shares of GHI Common Stock beneficially owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement;

C. The respective boards of directors of Purchaser and Company have determined that it is in the best interests of their respective companies and shareholders to consummate the strategic business combination provided for in the LOI and being more particularly described in this Agreement;

D. On the terms and subject to the conditions set forth in this Agreement, GHI will merge with and into HBI (the “Merger”), with HBI as the surviving corporation (sometimes referred to in such capacity as the “Surviving Corporation”);

E. As soon as reasonably practicable following the Merger and as part of a single integrated transaction, Purchaser shall cause Landmark Bank to be merged with and into Centennial (the “Second-Step Merger,” and together with the Merger, the “Mergers”), with Centennial as the surviving corporation in the Second-Step Merger (sometimes referred to in such capacity as the “Surviving Bank”);

F. The parties intend that the Mergers, taken together, shall be treated as a single integrated transaction and shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

G. The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

Appendix A - Page 2

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the Arkansas Business Corporation Act (the “ABCA”), the Arkansas Banking Code and the Florida Statutes Annotated (the “FSA”), at the Effective Time, GHI shall merge with and into HBI and HBI shall be the Surviving Corporation in the Merger and shall continue its existence under the laws of the State of Arkansas. As of the Effective Time, the separate corporate existence of GHI shall cease.

(b) Subject to the prior written consent of Company and the provision in Section 8.4, Purchaser may at any time change the method of effecting the combination; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the tax consequences of the Merger to shareholders of GHI or the tax treatment of the parties pursuant to this Agreement, or (iii) materially impede or delay consummation of the Contemplated Transactions (defined below).

1.2 Effective Time; Closing. Subject to the terms and conditions of this Agreement, on or before the Closing Date, Purchaser shall cause to be filed with the Secretary of State of the State of Arkansas (the “Arkansas Secretary”) in accordance with the ABCA, and the Secretary of State of the State of Florida (the “Florida Secretary”) in accordance with the FSA, articles of merger (“Articles of Merger”) relating to the Merger. The Merger shall become effective as of the date and time specified in the Articles of Merger. The term “Effective Time” shall refer to the close of business of Landmark Bank as determined by the Federal Reserve Bank of St. Louis on the date specified in the Articles of Merger, which shall be within ten (10) days after the last to occur of (i) the effective date (including the expiration of any applicable waiting period) of the last required Requisite Regulatory Approval (defined below), and (ii) the date of the GHI Shareholder Meeting, or at such other time as the parties may mutually agree. The closing of the transaction as contemplated by this Agreement (the “Closing”) will take place on the date that the Effective Time occurs (the “Closing Date”), or at such earlier time as the parties may mutually agree.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the ABCA and the FSA.

1.4 Conversion of Stock.

(a) Certain Definitions. For purposes of Articles I and II, and as used elsewhere in this Agreement:

“Dissenting Shares” has the meaning set forth in Section 1.4(e).

“Exchangeable Shares” means the aggregate number of shares of GHI Common Stock issued and outstanding immediately prior to the Effective Time (excluding Dissenting Shares, which shall be treated as set forth in Section 1.4(e) to the extent applicable).

“Exchange Ratio” means the quotient, rounded to the nearest ten-thousandth, obtained by dividing (x) Total Stock Consideration by (y) the GHI Diluted Shares.

“GHI Common Stock” means the common stock, $0.01 par value per share, of GHI.

“GHI Preferred Stock” means the preferred stock, $0.01 par value per share, of GHI.

Appendix A - Page 3

“GHI Diluted Shares” means the aggregate number of shares of GHI Common Stock issued and outstanding immediately prior to the Effective Time, including any shares of GHI Common Stock issued upon the exercise of any GHI Stock Options and any Dissenting Shares.

“GHI Stock Options” means all issued and outstanding options to purchase shares of GHI Common Stock.

“HBI Average Closing Price” means the volume-weighted average closing price per share, rounded to the nearest hundredth of a cent, of HBI Common Stock on the NASDAQ Stock Exchange reporting system (based on “regular way” trading) for the twenty (20) trading days through the day immediately preceding the Closing Date; provided, however, that in the event that the HBI Average Closing Price, calculated as provided in this definition, equals $25.57 or greater, then the HBI Average Closing Price shall be $25.57 (the “Maximum Price”); and, provided, further, that if the HBI Average Closing Price equals $17.05 or less, then the HBI Average Closing Price shall be $17.05 (the “Minimum Price”). The Maximum Price and the Minimum Price shall be proportionally adjusted in the event that outstanding shares of HBI Common Stock shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Agreement Date and the Effective Time.

“HBI Common Stock” means the common stock, $0.01 par value per share, of HBI.

“HBI Preferred Stock” means the preferred stock, $0.01 par value per share, of HBI.

“Merger Consideration” has the meaning set forth in Section 2.2(b).

“Per-Share Cash Consideration” means the quotient, rounded to the nearest hundredth of a cent, obtained by dividing (x) the Total Cash Consideration by (y) the GHI Diluted Shares.

“Purchase Price” shall be equal to Eighty-Eight Million, Five Hundred Thousand Dollars ($88,500,000).

“Purchaser Required Approvals” has the meaning set forth in Section 4.3(b).

“Total Cash Consideration” means cash equal to Eighteen Million Five Hundred Thousand Dollars ($18,500,000).

“Total Stock Consideration” means that number of shares of HBI Common Stock obtained by dividing (x) Seventy Million Dollars ($70,000,000) by (y) the HBI Average Closing Price.

(b) Stock Conversions at Effective Time. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Company or the shareholders of any of the foregoing:

(i) Treasury and Party-Owned Stock. Each share of GHI Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Company, Purchaser or any wholly-owned Subsidiary of Company or Purchaser (other than shares of GHI Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and other than shares of GHI Common Stock held, directly or indirectly, by Company or Purchaser in respect of a debt previously contracted) shall be cancelled and shall cease to exist, and no stock of HBI or other consideration shall be delivered in exchange therefor.

(ii) GHI Exchangeable Shares. Each Exchangeable Share issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 1.4(b)(i)) shall be converted into the right to receive the Merger Consideration.

(c) Effect of Conversion. Each share of GHI Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of GHI Common Stock (each, a “Certificate”) and each non-certificated share of GHI Common Stock represented by

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book-entry (“Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration into which the shares of GHI Common Stock represented by such Certificate or Book-Entry Share have been converted pursuant to this Section 1.4 and Section 2.2(f), as well as any dividends to which holders of GHI Common Stock become entitled in accordance with Section 2.2(c).

(d) Adjustments. If, between the Agreement Date and the Effective Time, the outstanding shares of HBI Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(e) Dissenting Shares. For purposes of this Agreement, “Proposed Dissenting Shares” means shares of GHI Common Stock whose holders provide notice of dissent to GHI prior to the GHI Shareholder Meeting and do not vote in favor of the Merger, in each case in accordance with §607.1321 of the FSA, and “Perfected Dissenting Shares” means Proposed Dissenting Shares as to which holders thereof have properly taken all additional steps necessary to exercise their dissenters’ rights, if any, under the FSA. Each outstanding Perfected Dissenting Share will be converted into the rights provided under the applicable provisions of the FSA (and shall no longer be outstanding and shall automatically be cancelled and cease to exist as of the Effective Time), unless the holder thereof withdraws his or her demand for payment, in which case each such share (a “Withdrawn Dissenting Share”) shall be deemed to have been converted at the Effective Time into the right to receive from Purchaser the Merger Consideration, without any interest (and shall no longer be outstanding and shall automatically be cancelled and cease to exist as of the Effective Time). To the extent that a holder of Proposed Dissenting Shares fails to perfect such holder’s dissenters’ rights as provided by applicable law, such Proposed Dissenting Shares shall be treated as Withdrawn Dissenting Shares under this Agreement. Each holder of Perfected Dissenting Shares who becomes entitled to payment for his or her GHI Common Stock pursuant to the provisions of the FSA shall receive payment for such Perfected Dissenting Shares from Purchaser in accordance with the FSA. GHI shall give Purchaser (i) prompt notice of any notice or demand for appraisal or payment for shares of GHI Common Stock received by GHI and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demand or notices. GHI shall not, without the prior written consent of Purchaser, make any payment with respect to, or settle, offer to settle or otherwise negotiate any such demands. Perfected Dissenting Shares, Withdrawn Dissenting Shares and Proposed Dissenting Shares are collectively referred to herein as “Dissenting Shares.”

1.5 GHI Stock Options. Any GHI Stock Option issued, outstanding and unexercised immediately prior to the Effective Time shall automatically, and without any action on the part of its holder, be terminated by GHI and shall entitle the holder, at the Effective Time, to a cash payment from GHI equal to the amount, if any, by which the equivalent dollar value of the Merger Consideration exceeds the option exercise price; provided, however, that each GHI Stock Option that has an option exercise price that exceeds the equivalent dollar value of the Merger Consideration (i.e., an “out of the money” option) shall be terminated without any payment to the holder. Nothing herein shall prevent (i) any holder from exercising, after the Agreement Date and before the Effective Time, any GHI Stock Option that is exercisable according to its terms, or (ii) GHI from terminating any GHI Stock Option prior to the Effective Time in exchange for a cash payment not exceeding that provided for in the immediately preceding sentence or issuance of GHI Common Stock as provided in such terminated option. Any shares of GHI Common Stock issued upon such exercise or termination between the Agreement Date and the Effective Time shall be converted at the Effective Time into a right to receive the Merger Consideration in accordance with Section 1.4(b). Prior to the Effective Time, the board of directors of GHI shall adopt any necessary resolutions to effectuate the provisions of this Section 1.5. Shares of GHI Common Stock issued upon exercise or termination of GHI Stock Options between the Agreement Date and the Effective Time shall be considered Exchangeable Shares based on Section 1.4(a) and Exchanged Shares based on Section 2.2(a).

1.6 Articles of Incorporation, Bylaws, Directors and Officers of Surviving Corporation. As of the Effective Time, (a) the articles of incorporation and bylaws of the Surviving Corporation shall be the articles of

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incorporation and bylaws of HBI as in effect immediately prior to the Effective Time, until duly amended in accordance with the terms thereof and applicable law, and (b) the directors and officers of HBI immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation and shall hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

1.7 The Second-Step Merger. As soon as reasonably practicable following the Effective Time, in accordance with the ABCA, the Arkansas Banking Code, and the National Bank Act, 12 U.S.C. § 38 et seq. (the “NBA”), Purchaser shall cause Landmark Bank to be merged with and into Centennial in the Second-Step Merger, with Centennial surviving the Second-Step Merger and continuing its existence under the laws of the State of Arkansas, and the separate corporate existence of Landmark Bank ceasing as of the effective time of the Second-Step Merger. In furtherance of the foregoing, Purchaser shall cause to be filed with the Arkansas Secretary and the Arkansas State Banking Commission and the Office of the Comptroller of the Currency of the U.S. Department of the Treasury (“OCC”), in accordance with the ABCA, the Arkansas Banking Code, the NBA and other applicable laws, articles of merger (“Bank Articles of Merger”) relating to the Second-Step Merger. The Second-Step Merger shall become effective as of the date and time specified in the Bank Articles of Merger and by the issuance of a Certificate of Merger by the Arkansas Secretary, the Arkansas State Banking Commission, and the OCC. On and after the effective time of the Second-Step Merger, the Second-Step Merger shall have the effects set forth in the applicable provision of the ABCA, the Arkansas Banking Code, the NBA and other applicable laws.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1 Delivery of Merger Consideration. At or prior to the Effective Time, Purchaser shall (a) authorize an exchange agent, which shall be a bank or trust company selected by Purchaser and reasonably acceptable to Company (the “Exchange Agent”), pursuant to an agreement (the “Exchange Agent Agreement”) entered into prior to the Effective Time, to deliver an aggregate number of shares of HBI Common Stock that is equal to the Total Stock Consideration, and (b) deposit, or cause to be deposited, with the Exchange Agent an amount in cash equal to the Total Cash Consideration and, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.2(f) (the “Exchange Fund”).

2.2 Exchange Procedures for Exchangeable Shares.

(a) As soon as reasonably practicable after the Effective Time, but in any event within five (5) Business Days thereafter, the Exchange Agent shall mail to each holder of record of Certificate(s) or Book-Entry Shares which, immediately prior to the Effective Time, represented Exchangeable Shares of GHI Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 (the “Exchanged Shares”), along with, in each case, any cash in lieu of fractional shares of HBI Common Stock to be issued or paid in consideration therefor, (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) or Book-Entry Shares shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) or Book-Entry Shares to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”), and (ii) instructions for use in surrendering Certificate(s) or Book-Entry Shares in exchange for the applicable Merger Consideration, any cash in lieu of fractional shares of HBI Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(c). For purposes of this Agreement, “Business Day” or “Business Days” means any day other than a Saturday, Sunday or any federal holiday in the United States.

(b) Upon surrender to the Exchange Agent of its Certificate(s) or Book-Entry Shares, accompanied by a properly completed Letter of Transmittal, a holder of Exchanged Shares will be entitled to receive promptly after the Effective Time, but in any event within ten (10) Business Days after such surrender, (i) the applicable number of shares of HBI Common Stock equal to (x) the Exchange Ratio multiplied by the number of Exchanged Shares represented by the surrendered Certificate(s) or Book-Entry Shares, less (y) any resulting fractional shares of

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HBI Common Stock; (ii) any cash in lieu of such resulting fractional shares of HBI Common Stock; and (iii) an amount of cash equal to the Per-Share Cash Consideration multiplied by the number of Exchanged Shares represented by the Certificate(s) or Book Entry Shares (collectively, the “Merger Consideration”), to be issued or paid pursuant to this Article II in consideration for the Exchanged Shares represented by the holder’s Certificate(s) or Book-Entry Shares. Until so surrendered, each such Certificate or Book-Entry Share shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the applicable Merger Consideration upon surrender of such Certificate or Book-Entry Share in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c) No dividends or other distributions with respect to HBI Common Stock shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the shares of HBI Common Stock represented thereby, in each case unless and until the surrender of such Certificate or Book-Entry Share in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate or Book-Entry Share in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of HBI Common Stock represented by such Certificate or Book-Entry Share and paid prior to such surrender date, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of HBI Common Stock represented by such Certificate or Book-Entry Shares with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the HBI Common Stock issuable with respect to such Certificate or Book-Entry Shares.

(d) In the event of a transfer of ownership of a Certificate or Book-Entry Shares representing Exchanged Shares that are not registered in the stock transfer records of GHI, the Merger Consideration shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate or Book-Entry Shares so surrendered is registered if the Certificate or Book-Entry Shares formerly representing such Exchanged Shares shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or Book-Entry Shares, or establish to the reasonable satisfaction of HBI that the tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, HBI or the Surviving Corporation) shall be entitled to deduct and withhold from any cash consideration or cash in lieu of fractional shares of HBI Common Stock otherwise payable pursuant to this Agreement to any holder of Exchanged Shares such amounts as the Exchange Agent, HBI or the Surviving Corporation, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent, HBI or the Surviving Corporation, as the case may be, and timely paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Exchanged Shares in respect of whom such deduction and withholding was made by the Exchange Agent or Purchaser, as the case may be.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of GHI of the shares of GHI Common Stock other than to settle transfers of such GHI Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration in accordance with the procedures set forth in this Article II.

(f) Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of HBI Common Stock shall be issued upon the surrender of Certificates or Book-Entry Shares for exchange, no dividend or distribution with respect to HBI Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of HBI. In lieu of the issuance of any such fractional share, HBI shall pay to each former shareholder

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of GHI who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the HBI Average Closing Price by (ii) the fraction of a share (after taking into account all shares of GHI Common Stock held by such holder at the Effective Time and rounded to the nearest ten thousandth when expressed in decimal form) of HBI Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(g) Any portion of the Exchange Fund that remains unclaimed by the shareholders of GHI as of the one (1) year anniversary of the Effective Time will be transferred to HBI. In such event, any former shareholders of GHI who have not theretofore complied with this Article II shall thereafter look only to HBI with respect to the Merger Consideration and any unpaid dividends and distributions on HBI Common Stock deliverable in respect of each Exchangeable Share such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of HBI, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of GHI Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by HBI or the Exchange Agent, the posting by such Person of a bond in such amount as HBI may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will, in accordance with the procedures set forth in this Article II, issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration deliverable in respect thereof.

(i) HBI shall establish a committee which shall consist of Jeff Roschman and two (2) representatives to be chosen by HBI (the “Committee”) to monitor the collection of the assets identified in Section 2.2(i) of the Company Disclosure Schedule (the “Specified Assets”). GHI may declare and pay a special cash dividend immediately prior to the Effective Time in an amount equal to the amount received by Landmark Bank from the Specified Assets during the time period beginning with the date hereof through the Effective Time. Meetings of the Committee shall be held upon the call of any member after receipt of three (3) days’ notice to each member which notice may be written, by facsimile or e-mail. No meeting shall be held unless all members of the Committee are then in attendance. As soon as reasonably practicable following the third annual anniversary of the Effective Time, Purchaser shall make a cash payment to the shareholders of GHI Common Stock (other than Dissenting Shares) as of the Effective Time on a pro rata basis based upon their ownership of GHI Common Stock in an aggregate amount equal to 75% of the amounts collected by Centennial from the Specified Assets during the time period beginning with the Effective Time and ending on the third annual anniversary of the Effective Time (the “Collection Period”). If there are no proceeds received from the Specified Assets during the Collection Period, then no such amount shall be payable hereunder. The determination of the efforts to be pursued for the collection of the Specified Assets shall be made by the Committee but the Purchaser shall use its reasonable best efforts to sell the Specified Assets for fair value prior to the third anniversary; provided, however, that nothing herein shall require Purchaser to pursue any litigation or other extraordinary collection efforts beyond what Centennial would pursue in its ordinary course of business.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Subject to such exceptions as are disclosed in the Company Disclosure Schedule dated as of the date hereof, GHI and Landmark Bank make the following representations and warranties to Purchaser as of the date hereof and as of the Closing Date; provided that those representations and warranties which address matters only as of a particular earlier date shall have been true and correct only on such date. As used in this Article III, “Company” includes GHI and Landmark Bank and, unless the context clearly indicates otherwise, each Subsidiary of GHI or Landmark Bank. The inclusion of an item in the Company Disclosure Schedule shall not be deemed an admission by Company that such item represents a material fact, event, or circumstance or has had or would be

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reasonably expected to have a Material Adverse Effect. Disclosure in any section of the Company Disclosure Schedule shall apply only to such section of such Disclosure Schedule, except to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is relevant to another section of such Disclosure Schedule.

For purposes of this Article III and as used elsewhere in this Agreement:

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified.

“Benefit Arrangement” means any “employee benefit plan” as defined in Section 3(3) of Employee Retirement Income Security Act of 1974, as amended and including the regulations promulgated thereunder (“ERISA”) (whether or not subject to ERISA) and any other material plan, program, agreement, arrangement, obligation or practice, including, without limitation, any pension, profit sharing, severance, welfare, fringe benefit, employee loan, retirement, medical, welfare, employment or consulting, severance, stay or retention bonuses or compensation, executive or incentive compensation, sick leave, vacation pay, plant closing benefits, disability, workers’ compensation, retirement, deferred compensation, bonus, stock option or purchase or other stock-based, tuition reimbursement or scholarship, employee discount, meals, travel, or vehicle allowances, plan, program, agreement, arrangement, obligation or practice, any plans subject to Section 125 of the Code, as amended, and any plans or arrangements providing benefits or payments in the event of a change of control, change in ownership or effective control or sale of assets (i) established, sponsored, maintained, or contributed to, or required to be contributed to, by Company or any ERISA Affiliate, on behalf of any current or former director, employee, agent, independent contractor, or service provider of Company or their beneficiaries, or (ii) pursuant to which Company or any ERISA Affiliate has any obligation (whether contingent or otherwise) with respect to any such Persons. For purposes of this Agreement, the term “ERISA Affiliate” means any entity that is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) or (iv) a “controlled group” within the meaning of Section 4001 of ERISA.

“Contemplated Transactions” means all of the transactions among HBI, Centennial, GHI and Landmark Bank contemplated by this Agreement, including the Mergers.

“Governmental Authority” means any federal, national, state, municipal or local government, any instrumentality, subdivision, court, administrative agency, department or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, or any other governmental or quasi-governmental authority, whether of the United States or another jurisdiction.

“Governmental Authorization” means any consent, approval, license, registration, permit or waiver issued, given, granted or otherwise, made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.

“Legal Requirements” means any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, statute or treaty.

“Material Adverse Effect” means, with respect to any party, a material adverse effect on (a) the financial condition, results of operations or business of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this clause (a), a “Material Adverse Effect” shall not be deemed to include effects arising out of, relating to or resulting from (A) changes after the date hereof in applicable GAAP or regulatory accounting requirements, (B) changes after the date hereof in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, (C) changes after the date hereof in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) generally affecting other companies in the industries

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in which such party and its Subsidiaries operate, (D) changes after the date hereof in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally and including changes to any previously correctly applied asset marks resulting therefrom, (E) a decline in the trading price of a party’s common stock or a failure, in and of itself, to meet earnings projections, but not, in either case, including any underlying causes thereof, (F) the public disclosure of this Agreement or the Contemplated Transactions or the consummation of the Contemplated Transactions, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or (H) actions or omissions taken with the prior written consent of the other party or expressly required by this Agreement except, with respect to clauses (A), (B), (C), (D) and (G), to the extent that the effects of such change are materially disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate; or (b) the ability of such party to timely consummate the Contemplated Transactions.

“Ordinary Course of Business” or “Ordinary Course” means the conduct of the business in substantially the same manner as the business was operated on the Agreement Date, including operations in conformance with Company’s practices and procedures as of such date.

“Person” means an individual, sole proprietorship, partnership, corporation, limited liability company, trust, joint venture, association, unincorporated organization, or a Governmental Authority.

“Subsidiary” when used with respect to any party, means any corporation or other organization (including a limited liability company), whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such party is a general partner.

3.1 Corporate Status and Authority; Non-Contravention.

(a) Status of GHI. GHI is duly organized, validly existing and in good standing under the laws of the State of Florida and otherwise has the corporate power and authority to own or lease all of its properties and assets and to conducts its business in the manner in which its business is now being conducted. GHI is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (“BHCA”). GHI is duly qualified to do business and is in good standing in each jurisdiction in which its ownership of properties or conduct of business requires such qualification except where failure to be so qualified has not had and would not reasonably be expected to have a Material Adverse Effect. Complete and correct copies of GHI’s Articles of Incorporation and Bylaws, as currently in effect, have been delivered or made available to Purchaser.

(b) Status of Landmark Bank. Landmark Bank is a direct, wholly-owned subsidiary of GHI, is duly organized, validly existing and in good standing under the federal laws of the United States to engage in its business and otherwise has the corporate power and authority to own or lease all of its properties and assets and to conduct its business in the manner in which its business is now being conducted. Landmark Bank is duly qualified to do business and is in good standing in each jurisdiction in which its ownership of properties or conduct of business requires such qualification except where failure to be so qualified has not had and would not reasonably be expected to have a Material Adverse Effect. Landmark Bank is a national banking association that is duly licensed by the OCC to engage in commercial banking. The deposit accounts of Landmark Bank are insured to the fullest extent permitted by law by the Deposit Insurance Fund, which is administered by the Federal Deposit Insurance Corporation (“FDIC”). The FDIC has not been appointed receiver of Landmark Bank. Complete and correct copies of Landmark Bank’s Articles of Association and Bylaws, as currently in effect, have been delivered or made available to Purchaser.

(c) Due Authorization. (i) Company has full legal right, corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; and (ii) the execution and delivery of this Agreement, and all documents, instruments and agreements required to be executed and delivered by Company pursuant to this Agreement and the completion and performance of the Contemplated Transactions have been duly authorized by

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all necessary corporate action on the part of Company subject to the receipt of GHI Shareholder Approval and this Agreement, and all documents, instruments and agreements required to be executed and delivered by Company pursuant to this Agreement have been duly executed and delivered by Company and constitute a legal, valid and binding obligation of Company, enforceable against Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Except for the approval of this Agreement by the shareholders of the Company, no other corporate proceedings are necessary for the execution and delivery by Company of this Agreement, the performance by it or of its obligation hereunder or thereunder or the consummation by it of the Contemplated Transactions.

(d) Non-contravention. Except as set forth in Section 3.1(d) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, nor the completion and performance of the Contemplated Transactions, or compliance by Company with any of the provisions hereof, will (i) materially violate, materially conflict with, or result in a material breach of any provision of, or constitute a material default (or an event which, with notice or lapse of time or both, would constitute a material default) under, or result in the termination of, or result in the loss of any benefit or creation of any material right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any material lien, encumbrance, adverse claim, charge, execution, security interest or pledge upon any of the material properties or assets of Company under any of the terms, conditions or provisions of (A) the Articles of Incorporation of GHI or Landmark Bank (collectively, “Company Articles”) and Bylaws of GHI or Landmark Bank (collectively, “Company Bylaws”), or the Articles of Incorporation or Bylaws of any Subsidiary of GHI or Landmark Bank, or (B) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Company is a party or by which it may be bound, or to which Company or any of the properties or assets of Company may be subject, or (ii) assuming the Purchaser Required Approvals are duly obtained, violate in any material respect any Legal Requirement or any judgment, ruling, order, writ, injunction or decree applicable to Company or any of its respective properties or assets.

3.2 Capitalization of Company.

(a) Ownership. The authorized capital stock of GHI consists of 50,000,000 shares of GHI Common Stock, $0.01 par value, and 5,000,000 shares of GHI Preferred Stock, of which 18,037,361 shares of GHI Common Stock and no shares of GHI Preferred Stock are outstanding as of the Agreement Date. The authorized capital stock of Landmark Bank consists of 50,000,000 shares of common stock, $0.125 par value (“Landmark Bank Common Stock”), of which 12,370,298 shares of Landmark Bank Common Stock are outstanding as of the Agreement Date, and 2,000,000 shares of preferred stock, $.01 par value, of which none are issued or outstanding. No other shares of capital stock of GHI or Landmark Bank are issued or outstanding. All of the outstanding shares of Landmark Bank Common Stock are directly and beneficially owned and held by GHI, and are free and clear of any and all encumbrances. All of the shares of GHI Common Stock and Landmark Bank Common Stock have been duly authorized and validly issued, are fully paid and nonassessable with no personal liability attaching to the ownership thereof, have been issued in full compliance with all federal and state securities laws and other Legal Requirements, and were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities.

(b) Outstanding Stock Rights. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, there are no (i) outstanding preemptive rights, subscriptions, options, calls, warrants or other rights of any kind or nature to acquire any securities of Company; (ii) outstanding securities, instruments or obligations that are or may become convertible into or exchangeable for any securities of Company; (iii) contracts under which Company is or may become obligated to sell, issue or otherwise dispose of or redeem, purchase or otherwise acquire any securities of Company; (iv) other than the Voting Agreements, shareholder agreements, voting trusts or other agreements, arrangements or understandings to which Company is a party or of which Company is aware, that may reasonably be expected to affect the exercise of voting or any other rights with respect to the capital stock of Company, or (v) outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholders of Company may vote.

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3.3 Business Operations.

(a) Permits. Company holds all permits material to its respective business, including without limitation all permits required from the Federal Reserve Bank of Atlanta, the FDIC, the OCC and the Florida Office of Financial Regulation to conduct a commercial banking business (each, a “Material Permit”). All of the Material Permits are validly issued, are in full force and effect and are being complied with by Company in all material respects. No notice of breach or default in respect of any Material Permit has been received by Company and there are no proceedings in progress, pending or, to the Knowledge of the Company, threatened which would reasonably be expected to result in the cancellation, revocation, suspension or adverse alteration of any of them, and Company is not aware of any existing matters or state of facts (including, without limitation, completion of the Contemplated Transactions) which is reasonably likely to give rise to any such notice or proceeding.

(b) Governmental Authorizations.

(i) Each Governmental Authorization that is held by Company or that otherwise relates to its business is valid and in full force and effect.

(ii) Company is in compliance in all material respects with all of the terms and requirements of each Governmental Authorization.

(iii) No event has occurred or circumstance exists that will (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a material violation of or a failure to comply with any term or requirement of any Governmental Authorization, or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, or would otherwise impair in any way, any Governmental Authorization.

(iv) Since December 31, 2013, Company has not received any notice or other communication from any Governmental Authority regarding (A) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Governmental Authorization or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination of or modification to any Governmental Authorization.

(v) Since December 31, 2013, all applications required to have been filed for the renewal of the Governmental Authorizations have been duly filed on a timely basis with the appropriate Governmental Authorities, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Authority, except as has not had and would not reasonably be expected to have a Material Adverse Effect.

(vi) Except as set forth in Section 3.3(b)(vi) of the Company Disclosure Schedule, there is no authorization, license, approval, consent, order or any other action of, or any registration, declaration, filing or notice with or to any Governmental Authority or court that is required for the execution or delivery by Company of this Agreement, or the validity or enforceability of this Agreement against Company, or, subject to the receipt of the Purchaser Required Approvals, the completion or performance by Company of any of the Contemplated Transactions.

(vii) Except as set forth in Section 3.3(b)(vii) of the Company Disclosure Schedule, Company is not subject to any cease-and-desist or other similar order or enforcement action issued by, nor is either of them a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any capital directive by, or adopted any board resolutions at the request of, any Governmental Authority (each item in this sentence, a “Regulatory Agreement”), nor has Company been notified since December 31, 2015, by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement. Except as set forth in Section 3.3(b)(vii) of the Company Disclosure Schedule, Company is in compliance in all material respects with each Regulatory Agreement to which it is a party or subject, and Company has not received any notice from any Governmental Authority indicating that Company is not in compliance in all material respects with any such Regulatory Agreement.

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(viii) Except for normal examinations conducted by a Governmental Authority in the regular course of the business, no Governmental Authority has initiated any proceeding into the business or operations of Company since December 31, 2015. Except as set forth in Section 3.3(b)(viii) of the Company Disclosure Schedule, to the Knowledge of the Company there is no unresolved violation, criticism or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Company. As of the Agreement Date, no regulatory examination of Company is under way, and no other report of examination is pending.

3.4 Regulatory Reports. Since December 31, 2013, Company has filed with the FDIC, the OCC, the Florida Office of Financial Regulation and any other applicable Governmental Authorities, as the case may be, in correct form in all material respects the reports, returns and filing information data required to be filed under any applicable Legal Requirement, including any and all federal and state banking authorities, and such reports were complete and accurate in all material respects and in compliance in all material respects with any applicable Legal Requirement.

3.5 Deposits. All of the deposits held by Landmark Bank (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (i) all applicable policies, practices and procedures of Landmark Bank, and (ii) all applicable Legal Requirements, including anti-money laundering, anti-terrorism, or embargoed persons requirements. All of the deposits held by Landmark Bank are insured to the maximum limit set by the FDIC and the FDIC premium and all assessments have been fully paid, and no proceedings for the termination or revocation of such insurance are pending, or, to the Knowledge of Company, threatened.

3.6 Financial Matters.

(a) Company’s Financial Statements. Company has made available to Purchaser the audited financial statements of GHI for each of the years ended December 31, 2013, 2014 and 2015 (“Audited Financial Statements”). The Audited Financial Statements (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and (iii) fairly present in all material respects the financial condition of Company as of the respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of Company for the respective periods set forth therein. The financial statements of Company to be prepared after the Agreement Date and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and except with respect to unaudited financial statements for the omission of footnotes and (C) will fairly present in all material respects the financial condition of Company as of the respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of Company for the respective periods set forth therein, subject in the case of unaudited financial statements to year-end adjustments (none of which would reasonably be expected to be material).

(b) Call Reports. Company has previously delivered to Purchaser a true and complete copy of its Report of Condition and Income filed with the applicable federal banking agency (“Call Report”) for the period ending September 30, 2016. The financial statements contained in such Call Report (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (iii) fairly present in all material respects the financial condition of Landmark Bank as of the respective dates set forth therein and the results of operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments (none of which are reasonably expected to be material). The financial statements contained in the Call Reports of Landmark Bank to be prepared after the Agreement Date and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be

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otherwise indicated in the notes thereto and except for the omission of footnotes, and (C) will fairly present in all material respects the financial condition of Landmark Bank as of the respective dates set forth therein and the results of operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments (none of which are reasonably expected to be material).

(c) Systems and Processes. Company has in place sufficient systems and processes that are customary for a community bank of the size of Landmark Bank and that are designed to (x) provide reasonable assurances regarding the reliability of Company’s financial statements and (y) in a timely manner accumulate and communicate to Company’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in Company’s financial statements. Except as set forth in Section 3.6(c) of the Company Disclosure Schedule, neither Company, nor any employee, auditor, accountant or representative of Company, has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the adequacy of such systems and processes or the accuracy or integrity of Company’s financial statements. To Company’s Knowledge, there has been no instance of fraud by Landmark Bank, exceeding $10,000 in the aggregate, that occurred during any period covered by the Call Report.

(d) Auditor Independence. During the period covered by the Call Report, Company’s external auditor was independent of Company and its management. As of the date hereof, Company’s external auditor has not resigned or been dismissed as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(e) Books and Records. The books and records of Company have been and are being maintained in the Ordinary Course of Business in accordance and compliance in all material respects with all applicable accounting requirements and Legal Requirements and are complete in all material respects to reflect corporate actions by Company.

(f) Liabilities. Company has no material liabilities of a nature required to be disclosed in a consolidated balance sheet of Company prepared in accordance with GAAP and regulatory accounting principles except:

(i) Liabilities disclosed on, reflected in or provided for in the Audited Financial Statements, or in Company’s Call Report for the period ended December 31, 2015;

(ii) Liabilities incurred in the Ordinary Course of Business since the date of the Audited Financial Statements;

(iii) Liabilities for committed but unfunded extensions of credit;

(iv) Liabilities disclosed in the Company Disclosure Schedule; and

(v) Liabilities arising from this Agreement and the Contemplated Transactions (including the incurrence of professional and other transactional fees).

3.7 Tax Matters.

(a) Company has filed all federal income tax returns and all other material tax returns required to be filed by it. All such tax returns were true, correct and complete in all material respects and accurately reflected in all material respects the taxable income (or other measure of tax) of GHI.

(b) Company has paid all material taxes required to be paid by it, its Subsidiaries or the consolidated, combined, affiliated, unitary or other tax group including Company, whether or not shown on any tax return. Company has established reserves in accordance with GAAP that are adequate for the payment of all taxes not yet due and payable with respect to its assets and operations.

(c) Company has withheld and paid to the appropriate taxing authority all material taxes required to be withheld and paid, including in connection with any amounts owing to any employee, independent contractor, creditor, stockholder or other third party and all Forms W-2 and 1099 and any other forms required with respect thereto have been properly completed and timely filed.

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(d) Company has not received from any taxing authority written notice of, and, to the Knowledge of Company, there is not threatened, any audit, claim, action, suit, request for information, ruling, determination, investigation or administrative or judicial proceeding that is pending or being conducted with respect to taxes of Company. Company has not received from any taxing authority (including in jurisdictions in which Landmark Bank or its Subsidiaries has not filed tax returns) written notice of, and, to the Knowledge of Company, there is not threatened, any proposed assessment, adjustment or deficiency for any amount of taxes proposed, asserted, or assessed against Company. Except as set forth in Section 3.7(d) of the Company Disclosure Schedule, the Company is not a party to or bound by any tax sharing, allocation or indemnification agreement or similar agreement or arrangement.

(e) During the five-year period ending on the Closing Date, Company has not been a “distributing corporation” as the term is defined in Section 355 of the Code.

(f) Company will not be required, for income tax purposes for any taxable period ending after the Closing Date, to include in its taxable income any item of income or gain or to exclude from its taxable income any item of deduction or loss as a result of any (i) change in method of accounting under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign law) for a taxable period ending on or prior to the Closing Date, (ii) closing agreement under Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition occurring on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date for which adequate reserves have not been established in accordance with GAAP.

(g) There are no liens or encumbrances for taxes on any of the assets of Company other than liens or encumbrances for taxes not yet due and payable.

(h) No written claim has been received in the last six years by Company from a taxing authority in a jurisdiction where it does not file tax returns that it is or may be subject to taxation by that jurisdiction or should have been included in a combined, consolidated, affiliated, unitary or other group tax return of that jurisdiction.

(i) Company has not engaged in any “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4(b).

3.8 Litigation and Claims. Except as set forth in Section 3.8 of the Company Disclosure Schedule, there is no current, pending or, to the Knowledge of Company, threatened material litigation, suit, claim, action, investigation or proceeding against Company, or any property or assets of Company, before any court, arbitrator or Governmental Authority. Except as set forth in Section 3.8 of the Company Disclosure Schedule, there is no material injunction, order, judgment, decree or regulatory restriction imposed by any court, arbitrator or Governmental Authority upon Company, or any property or assets of Company.

3.9 Employee Benefit Plans; Labor.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth a complete and correct list of each Benefit Arrangement. Company has made available to Purchaser correct and complete copies of (i) each Benefit Arrangement (or, in the case of any such Benefit Arrangement that is unwritten, descriptions thereof), (ii) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Arrangement (if any such report was required), (iii) the most recent summary plan description for each Benefit Arrangement for which such summary plan description is required and (iv) each trust agreement and insurance or group annuity contract relating to any Benefit Arrangement.

(b) Each Benefit Arrangement that is intended to be tax qualified under Section 401(a) of the Code (each, a “Qualified Plan”) and each trust established in connection with any Qualified Plan which is intended to be tax exempt under Section 501(a) of the Code (i) is tax qualified or tax exempt, as applicable, and Company has

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received a determination letter or is entitled to rely upon an opinion letter from the Internal Revenue Service regarding each such Qualified Plan’s qualified status under the Code, and (ii) to Company’s Knowledge, no event has occurred since the date of the most recent determination letter or application relating to any such Qualified Plan that would adversely affect the qualification of such Qualified Plan. Company has made available to Purchaser a correct and complete copy of the most recent determination letter or opinion letter applicable to each Qualified Plan, as well as a correct and complete copy of each pending application for a determination letter, if any.

(c) Each Benefit Arrangement has been administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, all other Legal Requirements and the terms of all applicable collective bargaining agreements (if any). To Company’s Knowledge, there are no investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits payable under the Benefit Arrangements) or proceedings against or involving any Benefit Arrangement.

(d) No Qualified Plan is subject to Title IV of ERISA or Section 412 of the Code. No direct, contingent or secondary liability to any Person has been incurred or could reasonably be expected to be incurred by Company or its ERISA Affiliates under Title IV of ERISA. Neither Company nor any of its ERISA Affiliates has, within the preceding six years, withdrawn in a complete or partial withdrawal from any multiemployer plan (as defined in Section 3(37) of ERISA) or incurred any liability under Section 4204 of ERISA that has not been satisfied in full.

(e) Except as set forth in Section 3.9(e) of the Company Disclosure Schedule, Company has no obligation to provide medical, dental or life insurance benefits (whether or not insured) to any of its employees or former employees after retirement or other termination of service (other than (i) coverage mandated by Legal Requirements and (ii) benefits, the full direct cost of which is borne by the employee or former employee (or beneficiary thereof)).

(f) There are no collective bargaining agreements binding on Company; none of the employees of Company is represented by a labor union, and, to the Knowledge of Company, there is no, and since December 31, 2014, has been no, (i) organizational effort made or threatened by or on behalf of any labor organization or trade union to organize any employees of Company, and (ii) no demand for recognition of any employees of Company has been made by or on behalf of any labor organization or trade unions.

(g) There are no strikes, work stoppages, work slowdowns or lockouts pending or, to the Knowledge of Company, contemplated or threatened against or involving Company.

(h) There are no proceedings pending or, to the Knowledge of Company, threatened against or affecting Company, relating to the alleged material violation of any applicable Legal Requirement pertaining to labor relations or employment matters.

3.10 Properties and Leases. Company (a) has good, valid and marketable title to all the properties and assets reflected in the latest audited balance sheet included in the Audited Financial Statements as being owned by it or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the Ordinary Course of Business) (the “Owned Properties”), free and clear from encumbrances that would materially affect the value thereof and to which like properties are not commonly subject or which interfere with the use made or to be made thereof by Company in any material respect, (b) is the lessee of all leasehold estates reflected in the latest audited balance sheet included in the Audited Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Leased Properties” and, collectively with the Owned Properties, the “Real Property”), free and clear from encumbrances that would materially affect the value thereof and which like properties are not commonly subject or which interfere with the use made or to be made thereof by Company in any material respect, and is in possession of the properties

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purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Knowledge of Company, the lessor, and (c) owns or leases all properties and assets as are used by Company in the business or otherwise necessary to its operations as now conducted. Section 3.10 of the Company Disclosure Schedule contains a true and complete list of all Real Property as of the Agreement Date. The Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the Real Property are in good operating condition and in a state of good working order, ordinary wear and tear excepted. There are no pending or, to the Knowledge of Company, threatened material condemnation proceedings against the Real Property. Company is in material compliance with all applicable health and safety related requirements for the Real Property, including those under the Americans with Disabilities Act of 1990, as amended, and the Occupational Health and Safety Act of 1970, as amended.

3.11 Absence of Certain Changes. Since December 31, 2015, until the date hereof, except as disclosed (i) in the Audited Financial Statements, (ii) in Landmark Bank’s Call Report for the quarter ended September 30, 2016, and (iii) in Section 3.11 of the Company Disclosure Schedule, Company has conducted business in the Ordinary Course in all material respects and has not changed any accounting methods, principles or practices affecting their respective assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy (other than as may be required by GAAP or applicable accounting requirements of a Governmental Authority). Since December 31, 2015, (a) Company has not had, and no fact, effect, event, change, occurrence or circumstance has occurred that would reasonably be expected to have, a Material Adverse Effect, and (b) no material default (or event which, with notice or lapse of time, or both, would constitute a material default) exists on the part of Company or, to the Knowledge of Company, on the part of any other party, in the due performance and observance of any term, covenant or condition of any contract to which Company is a party and which is, individually or in the aggregate, material to the financial condition of Company.

3.12 Commitments and Contracts.

(a) Company has provided or otherwise made available (by hard copy, electronic data room or otherwise) to Purchaser or its representatives true, correct and complete copies of each of the following to which Company is a party or subject or which otherwise relates to its business (whether written or oral, express or implied) (each, a “Company Significant Agreement”):

(i) any contract which is or would constitute a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K to be performed in whole or in part after the Agreement Date, including, without limitation, each lease under which Company holds real properties for use in its operations (each, a “Company Material Contract”);

(ii) any contract with respect to the employment or service of any current directors, officers, employees or consultants of Company and of any former director or officer of Company whose service as such terminated after December 31, 2015, other than Company’s standard form at-will offer letter;

(iii) any contract which limits the freedom of Company to compete in any material line of business;

(iv) any contract which grants any Person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of Company;

(v) any indenture, deed of trust, loan agreement or other financing agreement or instrument to which Company is the obligor; and

(vi) any contract relating to the acquisition or disposition of any material business or material assets (whether by merger, sale of stock or assets or otherwise), which acquisition or disposition is not yet complete or where such contract contains continuing material obligations, including continuing material indemnity obligations, of Company.

(b) (i) Each of the Company Significant Agreements has been duly and validly authorized, executed and delivered by Company and is binding on Company and in full force and effect; (ii) Company is in all material

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respects in compliance with and has in all material respects performed all obligations required to be performed by it to date under each Company Significant Agreement; (iii) Company has not received notice of any material violation or default (or any condition which with the passage of time or the giving of notice would cause such a violation or default) by any party under any Company Significant Agreement; and (iv) no other party to any Company Significant Agreement is, to the Knowledge of Company, in default in any respect material thereunder

(c) Except as set forth in Section 3.12(c) of the Company Disclosure Schedule, no consent of any other party or parties to a Company Material Contract is required for such Company Material Contract to remain binding on such other party(ies) and in full force and effect upon completion of the Contemplated Transactions.

(d) Except as set forth in Section 3.12(d) of the Company Disclosure Schedule, there are no employment, severance or other agreements pursuant to which any director, officer or employee may be entitled to a cash payment, a stock issuance or any other type of consideration, compensation or remuneration arising out of or in connection with Company’s execution of this Agreement or the Contemplated Transactions.

3.13 Risk Management Instruments. Except as set forth in Section 3.13 of the Company Disclosure Schedule, Company is not a party to any swaps, caps, floors, option agreements or other derivative instruments that were entered into for its own account or for the account of a customer of Landmark Bank.

3.14 Environmental Matters.

(a) Company is in compliance in all material respects with all Environmental Laws. Except as set forth in Section 3.14 of the Company Disclosure Schedule, Company has not received any written communication from any Person that alleges that Company is not in compliance with any Environmental Laws and, to the Knowledge of Company, there are no circumstances that would reasonably be expected to prevent or interfere with such compliance in the future.

(b) There is no Environmental Claim pending or, to the Knowledge of Company, threatened against Company or against any Person or entity whose liability for any Environmental Claim Company has retained or assumed by contract or by operation of law.

(c) Company has provided to Purchaser all assessments, reports, data, results of investigations or audits, and any other material information in possession of Company and/or its current or former independent contractors or environmental consultants regarding environmental matters, environmental condition, or the compliance (or noncompliance) by Company under any Environmental Laws, pertaining to (1) any properties owned or operated by Company including, but not limited to, corporate offices or branch locations, and (2) any properties securing any loans made by Company.

(d) Company is not required by any Environmental Law or by virtue of the Contemplated Transactions set forth herein, or as a condition to the effectiveness of the Contemplated Transactions set forth herein, (i) to perform a site assessment for Hazardous Materials, (ii) to remove or remediate Hazardous Materials, (iii) to give notice to or receive approval from any Governmental Authority regarding environmental matters, or (iv) to record or deliver to any Person any disclosure document or statement pertaining to environmental matters.

(e) To the Knowledge of Company, during the period of (i) Company’s ownership or operation of any of its current or former properties, (ii) Company’s participation and management of any property, or (iii) Company’s interest in a mortgaged or financed property, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the Knowledge of Company, prior to the period of (i) Company’s ownership or operation of any of its current or former properties, (ii) Company’s participation and management of any property, or (iii) Company’s interest in a mortgage or financed property, there was no release of Hazardous Materials in, on, under or affecting any such property, mortgaged or financed property.

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(f) To the Knowledge of Company, no underground storage tanks, impoundments, vessels or other containers used for storage of Hazardous Materials were and/are located on or below the surface of properties owned or operated by Company. During Company’s operation of its properties and to the Knowledge of Company, no part of the property has ever contained asbestos.

For purposes of this Agreement, “Environmental Claim” means any written notice from any Governmental Authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, government response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on, or resulting from the presence, or release into the environment, of any Hazardous Materials.

For purposes of this Agreement, “Environmental Law” means all laws concerning (a) public and/or worker health and safety relating to toxic or hazardous substances or (b) pollution or protection of the environment or natural resources, and includes without limitations the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act of 1981, and the Superfund Amendments and Reauthorization Act of 1986, each as amended and together with all rules and regulations promulgated in connection therewith, and any other federal, state or local environmental statutes, ordinances, rules and regulations relating to emissions, discharges, releases or threatened release of pollutants, contaminants, chemicals, toxic substances, Hazardous Materials or wastes into the environment, or otherwise relating to the manufacture, processing, presence, generation, distribution, labeling, testing, use, treatment, storage, control, disposal, clean-up, transportation or handling of pollutants, contaminants, chemicals, toxic substances, Hazardous Materials or wastes.

For purposes of this Agreement, “Hazardous Materials” means any product, substance, chemical, contaminant, pollutant, effluent, waste or other material whose presence, nature, quantity and/or intensity of existence, use, manufacture, disposal, transportation, emission, discharge, spill, release or effect, either by itself or in combination with other materials located on the Real Property, is either: (x) regulated or monitored by any Governmental Authority or (y) defined or listed in, or otherwise classified pursuant to, any Environmental Law as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “infectious wastes,” or “toxic substances”. Hazardous Materials shall include, but not be limited to, (1) any substance or material identified in Section 101(4) of CERCLA, 42 U.S.C. § 9601(14) and as set forth in Title 40, Code of Federal Regulations, Part 302, as the same may be amended from time to time, (2) any “regulated substance” as defined in the Solid Waste Disposal Act, (3) any substance subject to regulation pursuant to the Toxic Substances Control Act, (4) any substance so defined or regulated under any state law counterpart to any of the foregoing, or any state law regulating the reporting and remediation of any spills of Hazardous Materials, as defined in state laws or regulations, as such laws are now in effect or may be amended through the Closing Date and any rule, regulation or administrative or judicial policy statement, guideline, order or decision under any such laws, (5) any substance or material determined to be toxic, a pollutant or contaminant, under federal, state or local statute, law, ordinance, rule, or regulation or judicial or administrative order or decision, as same may be amended from time to time, (6) petroleum and refined petroleum products and distillates, (7) asbestos and asbestos-containing products, (8) radon, (9) flammable explosives, (10) polychlorinated biphenyls, (11) such other materials, substances or waste which are otherwise dangerous, hazardous, harmful or deleterious to human health or the environment, and which are not naturally occurring, and (12) any other substance that is regulated or classified as hazardous or toxic under any Environmental Law.

3.15 Insurance. Company maintains insurance underwritten by insurers that the Company reasonably believes are of recognized financial responsibility, and of the types and in the amounts that the Company reasonably believes is commercially reasonable for its business, including, but not limited to, insurance covering all real and personal property owned or leased by it, subject to customary exclusions, against theft, damage, destruction, acts of vandalism and all other risks customarily insured against, with such deductibles that the Company reasonably believes are customary for companies in the same or similar business, all of which insurance is in full force and effect. Section 3.15 of the Company Disclosure Schedule lists all life insurance

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policies owned by Company (and the current cash surrender values thereof) as reflected on Company’s financial statements. Such life insurance policies are in full force and effect, all premiums currently due on such policies have been fully paid, and no Person other than Company is entitled to the cash surrender value of any such policy.

3.16 Intellectual Property. Company owns or is licensed to use or otherwise possess legally enforceable rights to use all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names (collectively, “Proprietary Rights”) used in the conduct of its business as currently conducted. Company has the right to use all material Proprietary Rights owned by it and used in the conduct of its business as currently conducted without infringing the Proprietary Rights of any third party. Company has the right to use all material Proprietary Rights licensed to it and used in the conduct of its business as currently conducted without infringing the Proprietary Rights of any third party or violating the terms of any licensing or other agreement to which it is a party. To Company’s Knowledge, no Person is infringing upon any of the Proprietary Rights of Company, except where the infringement of or lack of a right to use such Proprietary Rights would not have any material impact on Company. No charges, claims or litigation have been asserted or, to Company’s Knowledge, threatened against Company contesting the right of Company to use, or the validity of, any of the Proprietary Rights used in the conduct of its business as currently conducted or challenging or questioning the validity or effectiveness of any license or agreement pertaining thereto or asserting the misuse thereof, and, to Company’s Knowledge, no valid basis exists for the assertion of any such charge, claim or litigation. All licenses and other agreements to which Company is a party relating to Proprietary Rights are in full force and effect and constitute valid, binding and enforceable obligations of Company subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, as the case may be, and there have not been and there currently are not any defaults (or any event which, with notice or lapse of time, or both, would constitute a default) by Company under any license or other agreement affecting Proprietary Rights used in the conduct of its business as currently conducted, except for defaults, if any, which would not have any material impact on Company. Except as set forth in Section 3.16 of the Company Disclosure Schedule, the validity, continuation and effectiveness of all licenses and other agreements relating to the Proprietary Rights used in the conduct of Company’s business as currently conducted and the current terms thereof will not be affected by the Contemplated Transactions.

3.17 Related Party Transactions.

(a) Except as part of the normal and customary terms of an individual’s employment or service as a director, and except as set forth in Section 3.17(a) of the Company Disclosure Schedule, Company is not a party to any extension of credit (as debtor, creditor, guarantor or otherwise), contract for goods or services, lease or other agreement with any (i) Affiliate of Company, (ii) insider (or related interest of an insider) of Company, (iii) stockholder owning 5% or more of the outstanding GHI Common Stock or related interest of such a stockholder, or (iv) to the Knowledge of Company, and other than credit and consumer banking transactions in the Ordinary Course of Business, employee of Company who is not an executive officer. For purposes of the preceding sentence, the term “Affiliate” shall have the meaning assigned in Regulation W promulgated by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), as amended, and the terms “insider,” “related interest,” and “executive officer” shall have the meanings assigned in the Federal Reserve Board’s Regulation O, as amended.

(b) Except as set forth in Section 3.17(b) of the Company Disclosure Schedule, Company is in material compliance with Sections 23A and 23B of the Federal Reserve Act, its implementing regulations, and the Federal Reserve Board’s Regulation O.

3.18 Brokers or Finders. Except for the fees disclosed in Section 3.18 of the Company Disclosure Schedule, neither Company nor any of its representatives has incurred any liability for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the Contemplated Transactions.

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3.19 Company Information. The information relating to Company that is provided by Company or its representatives for inclusion in the Proxy Statement-Prospectus (included in the Form S-4), or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Authority in connection with the Contemplated Transactions, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement-Prospectus relating to Company and other portions within the reasonable control of Company will comply in all material respects with the provisions of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder.

3.20 Legal Proceedings. There is no suit, action, investigation, claim, proceeding or review pending, or to the Knowledge of Company, threatened against or affecting Company or any of the current or former directors or executive officers of Company (and Company is not aware of any basis for any such suit, action or proceeding) (i) that involves a Governmental Authority, or (ii) that, individually or in the aggregate, and, in either case, is (A) material to Company or is reasonably likely to result in a material restriction on Company’s businesses or, after the Effective Time, the business of HBI, Centennial, Surviving Corporation or any of their Affiliates, or (B) reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement. There is no material injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Company or the assets of Company (or that, upon consummation of the Merger, would apply to Purchaser or any of its affiliates).

3.21 Accounting and Internal Controls.

(a) The records, systems, controls, data and information of Company are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its accountants (including all means of access thereto and therefrom), except for any nonexclusive ownership and nondirect control that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described below in this Section 3.21(a). Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(b) Since December 31, 2015, (A) neither Company nor, to the Knowledge of Company, any director, officer, auditor, accountant or representative of it has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or its respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Company has engaged in questionable accounting or auditing practices, and (B) no attorney representing Company, whether or not employed by it, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to its board of directors or any committee thereof or to any of its directors or officers.

3.22 Loan Matters.

(a) Section 3.22(a) of the Company Disclosure Schedule sets forth a list of (i) each loan that as of September 30, 2016, (A) was contractually past due 90 days or more in the payment of principal and/or interest, (B) was on non-accrual status, (C) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list,” “impaired” or “special mention” (or words of similar import) by Company, or any Governmental Authority, (D) as to which a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (E) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the

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borrower’s ability to pay in accordance with such initial terms, (F) where a specific reserve allocation exists in connection therewith or (G) which is required to be accounted for as a troubled debt restructuring in accordance with ASC 310-40, and (ii) each asset of Company that as of September 30, 2016, was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy loans, and the book value thereof as of such date. For each loan identified in accordance with the immediately preceding sentence, Section 3.22(a) of the Company Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such loan and the identity of the borrower thereunder as of September 30, 2016.

(b) Since December 31, 2015, Company has not engaged in, and, to the Knowledge of Company, no third-party vendors (including outside law firms and other third-party foreclosure services providers, collectively, the “Mortgage Vendors”) used by Company has engaged in, directly or indirectly, (1) any foreclosures in material violation of any applicable law, including but not limited to the Servicemembers Civil Relief Act, or in material breach of any binding Regulatory Agreement or (2) the conduct referred to as “robo-signing” or any other similar conduct of approving or notarizing documents relating to mortgage loans that do not comply with any applicable law in all material respects.

(c) Since December 31, 2015, Company has not foreclosed upon, or taken a deed or title to, any real estate (other than single-family residential properties) without complying in all material respects with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under Environmental Laws are likely in excess of the asset’s value.

3.23 Community Reinvestment Act Compliance. Company is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” in its most recently completed exam, and Company has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which would reasonably be expected to result in Company having its current rating lowered.

3.24 Investment Securities. Company has good and valid title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any liens, except to the extent such securities are pledged in the Ordinary Course of Business consistent with prudent business practices to secure obligations of Company and except for such defects in title or liens that would not be material to Company. Such securities are valued on the books of Company in accordance with GAAP.

3.25 Regulatory Status. Each of GHI and Landmark Bank is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. To the Knowledge of Company, there has not been any event or occurrence since December 31, 2015 that would result in a determination that Landmark Bank is not an “eligible depository institution” as defined in 12 C.F.R. § 303.2(r).

3.26 Allowance for Loan Losses. Landmark Bank’s allowance for loan losses as reflected in the latest balance sheet included in the Audited Financial Statements was, in the opinion of management, as of the date thereof, in compliance with Landmark Bank’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP.

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER

Subject to such exceptions as are disclosed in the Purchaser Disclosure Schedule dated as of the date hereof, Purchaser hereby makes the following representations and warranties to Company as of the date hereof and as of the Closing Date.

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4.1 Corporate Status and Authority; Non-Contravention.

(a) Status of Purchaser. HBI is a corporation duly organized, validly existing and in good standing under the laws of the State of Arkansas and is duly registered as a bank holding company under the BHCA. Centennial is a state bank duly organized, validly existing and in good standing under the laws of the State of Arkansas. Purchaser has the corporate power to own its property and conduct its business in the manner in which such business is now being conducted and has full power and capacity to enter into this Agreement, carry out the Contemplated Transactions to which it is a party, and duly observe and perform all its obligations contained in this Agreement.

(b) Due Authorization. The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by Purchaser pursuant to this Agreement and the completion and performance of the transactions and obligations contemplated by or contained in this Agreement have been duly authorized by all necessary organizational or corporate action on the part of Purchaser, and this Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser is enforceable in accordance with its terms. No other corporate proceedings, including any stockholder approvals, are necessary for the execution and delivery by Purchaser of this Agreement, the performance by it or of its obligations hereunder or the consummation by it of the Contemplated Transactions.

(c) Non-contravention. Neither the execution and delivery of this Agreement nor the completion and performance of the Contemplated Transactions or compliance by Purchaser with any of the provisions hereof will (i) contravene any of the provisions of Purchaser’s Articles of Incorporation or Bylaws, (ii) result in a material breach of or material default under, or contravene, any material indenture, contract, agreement or instrument to which Purchaser is a party or by which Purchaser is bound, or (iii) assuming the Purchaser Required Approvals are duly obtained, violate in any material respect any Legal Requirement or any judgment, ruling, order, writ, injunction or decree applicable to Purchaser or any of its respective properties or assets.

4.2 Capitalization of Purchaser.

(a) HBI Capitalization. The authorized capital stock of HBI consists of 200,000,000 shares of HBI Common Stock and 5,500,000 shares of HBI Preferred Stock, of which 140,441,489 shares of HBI Common Stock and no shares of HBI Preferred Stock were outstanding as of November 3, 2016. No other shares of capital stock of HBI are issued or outstanding. All of the outstanding shares of HBI Common Stock have been duly authorized and validly issued, are fully paid and nonassessable with no personal liability attaching to the ownership thereof, have been issued in full compliance with all federal and state securities laws and other Legal Requirements, and were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities. The shares of HBI Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) Ownership of Centennial. All of the outstanding shares of capital stock of Centennial are directly and beneficially owned and held by HBI, and are free and clear of all encumbrances.

4.3 Business Operations.

(a) Permits. Purchaser holds all Permits material to its business, including, without limitation and with respect to Centennial, all Permits required from the FDIC, the Federal Reserve Bank of St. Louis, and the Arkansas State Bank Department, to conduct a commercial banking business (each, a “Purchaser Material Permit”). All of the Purchaser Material Permits are validly issued, are in full force and effect and are being complied with by Purchaser. No notice of breach or default in respect of any Purchaser Material Permit has been received by Purchaser and there are no proceedings in progress, pending or threatened which would reasonably be expected to result in the cancellation, revocation, suspension or adverse alteration of any of them, and Purchaser is not aware of any existing matters or state of facts which is reasonably likely to give rise to any such notice or proceeding.

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(b) Governmental Authorizations. Except for the filing of applications and notices with, and the receipt of consents, authorizations, approvals, exemptions or nonobjections from, as applicable, the Governmental Authorities set forth on Section 4.3 of the Purchaser Disclosure Schedule (the “Purchaser Required Approvals”), no consents, or approvals of or filings or registrations with any Governmental Authority are necessary on the part of Purchaser or its Affiliates in connection with the execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the Contemplated Transactions. As of the Agreement Date and as of the Closing Date, Purchaser does not know of any reason why any of the Purchaser Required Approvals will not be obtained or that any of the Purchaser Required Approvals will not be granted without imposition of a burdensome condition.

4.4 Regulatory Reports.

(a) Reports to Banking Regulators. Purchaser has filed with the Federal Reserve Bank of St. Louis, the Arkansas State Bank Department and any other applicable Governmental Authorities, as the case may be, in correct form in all material respects the reports, returns and filing information data required to be filed under any applicable Legal Requirement, including any and all federal and state banking authorities, and such reports were complete and accurate in all material respects and in compliance in all material respects with any applicable Legal Requirement.

(b) SEC Reports. Each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the Securities and Exchange Commission (the “SEC”) by HBI pursuant to the Securities Act of 1933 (the “Securities Act”) or the Exchange Act and before the date of this Agreement (the “HBI SEC Reports”) is available to Company through the SEC’s EDGAR system. No such HBI SEC Report, at the time filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all HBI SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

4.5 Deposits. All of the deposits held by Centennial (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (i) all applicable policies, practices and procedures of Centennial, and (ii) all applicable Legal Requirements, including anti-money laundering, anti-terrorism, or embargoed persons requirements. All of the deposits held by Centennial are insured to the maximum limit set by the FDIC and the FDIC premium and all assessments have been fully paid, and no proceedings for the termination or revocation of such insurance are pending, or, to the Knowledge of Purchaser, threatened.

4.6 Financial Matters.

(a) Purchaser’s Financial Statements. Purchaser’s audited financial statements for the year ended December 31, 2015, were filed on February 26, 2016, with the SEC on Form 10-K (the “Purchaser Audited Financial Statements”). The Purchaser Audited Financial Statements (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and (iii) fairly present in all material respects the financial condition of Purchaser as of the respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of Purchaser for the respective periods set forth therein. The consolidated financial statements of Purchaser to be prepared after the Agreement Date and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and except with respect to unaudited financial statements for the omission of footnotes and (C) will

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fairly present in all material respects the financial condition of Purchaser as of the respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of Purchaser for the respective periods set forth therein, subject in the case of unaudited financial statements to year-end adjustments (none of which would reasonably be expected to be material).

(b) Call Reports. Purchaser has previously delivered to Company a true and complete copy of the Call Report of Centennial for the period ending September 30, 2016. The financial statements contained in such Call Report (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (iii) fairly present in all material respects the financial condition of Centennial as of the respective dates set forth therein and the results of operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments (none of which are reasonably expected to be material). The financial statements contained in the Call Reports of Centennial to be prepared after the Agreement Date and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (C) will fairly present in all material respects the financial condition of Centennial as of the respective dates set forth therein and the results of operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments (none of which are reasonably expected to be material).

(c) Systems and Processes. Purchaser has in place sufficient systems and processes that are customary for a bank of the size of Centennial and that are designed to (x) provide reasonable assurances regarding the reliability of Purchaser’s financial statements and (y) in a timely manner accumulate and communicate to Purchaser’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in Purchaser’s financial statements. Neither Purchaser, nor any employee, auditor, accountant or representative of Purchaser, has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the adequacy of such systems and processes or the accuracy or integrity of Purchaser’s financial statements.

(d) Auditor Independence. During the period covered by the Call Report, Purchaser’s external auditor was independent of Purchaser and its management. As of the date hereof, Purchaser’s external auditor has not resigned or been dismissed as a result of or in connection with any disagreements with Purchaser on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(e) Books and Records. The books and records of Purchaser have been and are being maintained in the Ordinary Course of Business in accordance and compliance with all applicable accounting requirements and Legal Requirements and are complete in all material respects to reflect corporate actions by Purchaser.

4.7 Tax Matters.

(a) Purchaser has filed all federal income tax returns and all other material tax returns required to be filed by it. All such tax returns were true, correct and complete in all material respects and accurately reflected in all material respects the taxable income (or other measure of tax) of Centennial.

(b) Purchaser has paid all material taxes required to be paid by it, its Subsidiaries or the consolidated, combined, affiliated, unitary or other tax group including Purchaser, whether or not shown on any tax return. Purchaser has established reserves in accordance with GAAP that are adequate for the payment of all taxes not yet due and payable with respect to its assets and operations.

(c) Purchaser has withheld and paid to the appropriate taxing authority all material taxes required to be withheld and paid, including in connection with any amounts owing to any employee, independent contractor, creditor, stockholder or other third party and all Forms W-2 and 1099 and any other forms required with respect thereto have been properly completed and timely filed.

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(d) Purchaser has not received from any taxing authority written notice of, and, to the Knowledge of Purchaser, there is not threatened, any audit, claim, action, suit, request for information, ruling, determination, investigation or administrative or judicial proceeding that is pending or being conducted with respect to taxes of Purchaser. Purchaser has not received from any taxing authority (including in jurisdictions in which Centennial or its Subsidiaries has not filed tax returns) written notice of, and, to the Knowledge of Purchaser, there is not threatened, any proposed assessment, adjustment or deficiency for any amount of taxes proposed, asserted, or assessed against Purchaser. Purchaser is not a party to or bound by any tax sharing, allocation or indemnification agreement or similar agreement or arrangement.

(e) During the five-year period ending on the Closing Date, Purchaser has not been a “distributing corporation” as the term is defined in Section 355 of the Code.

(f) Purchaser will not be required, for income tax purposes for any taxable period ending after the Closing Date, to include in its taxable income any item of income or gain or to exclude from its taxable income any item of deduction or loss as a result of any (i) change in method of accounting under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign law) for a taxable period ending on or prior to the Closing Date, (ii) closing agreement under Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition occurring on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date for which adequate reserves have not been established in accordance with GAAP.

(g) There are no liens or encumbrances for taxes on any of the assets of Purchaser other than liens or encumbrances for taxes not yet due and payable.

(h) No written claim has been received in the last six years by Purchaser from a taxing authority in a jurisdiction where it does not file tax returns that it is or may be subject to taxation by that jurisdiction or should have been included in a combined, consolidated, affiliated, unitary or other group tax return of that jurisdiction.

(i) Purchaser has not engaged in any “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4(b).

4.8 Absence of Certain Changes. Since December 31, 2015, until the date hereof, except as disclosed (i) in the Purchaser Audited Financial Statements, (ii) in Centennial’s Call Report for the period ended September 30, 2016, and (iii) in Section 4.8 of the Purchaser Disclosure Schedule, Purchaser has conducted business in the Ordinary Course in all material respects and has not changed any accounting methods, principles or practices affecting their respective assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy (other than as may be required by GAAP or applicable accounting requirements of a Governmental Authority). Since December 31, 2015, (a) Purchaser has not had, and no fact, effect, event, change, occurrence or circumstance has occurred that would reasonably be expected to have, a Material Adverse Effect, and (b) no material default (or event which, with notice or lapse of time, or both, would constitute a material default) exists on the part of Purchaser or, to the Knowledge of Purchaser, on the part of any other party, in the due performance and observance of any term, covenant or condition of any contract to which Purchaser is a party and which is, individually or in the aggregate, material to the financial condition of Purchaser.

4.9 Legal Proceedings. There is no suit, action, investigation, claim, proceeding or review pending, or to the Knowledge of Purchaser, threatened against or affecting Purchaser or any of the current or former directors or executive officers of Purchaser (and Purchaser is not aware of any basis for any such suit, action or proceeding) (i) that involves a Governmental Authority, or (ii) that, individually or in the aggregate, and, in either case, is (A) material to Purchaser or is reasonably likely to result in a material restriction on Purchaser’s businesses, or (B) reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement. There is no material injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Purchaser or the assets of Purchaser.

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4.10 Brokers or Finders. Except for the Broker’s Fees disclosed in Section 4.10 of the Purchaser Disclosure Schedule, neither Purchaser nor any of its representatives has incurred any liability for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the Contemplated Transactions.

4.11 Purchaser Information. The information relating to Purchaser that is provided by Purchaser or its representatives for inclusion in the Proxy Statement-Prospectus and Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Authority in connection with the Contemplated Transactions, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement-Prospectus relating to Purchaser and other portions within the reasonable control of Purchaser and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act, and the rules and regulations thereunder.

4.12 Regulatory Status. Centennial is, and following the completion of the Contemplated Transactions will be, “well-capitalized,” as such term is defined in the rules and regulations promulgated by the Federal Reserve Board. To the Knowledge of Purchaser, there has not been any event or occurrence since December 31, 2014 that would result in a determination that Centennial is not an “eligible bank” as defined in 12 C.F.R. § 208.2(e).

4.13 Allowance for Loan Losses. Centennial’s allowance for loan losses as reflected in the latest balance sheet included in the Purchaser Audited Financial Statements was, in the opinion of management, as of the date thereof, in compliance with Centennial’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP.

4.14 Investment Intent. HBI is acquiring the shares of GHI Common Stock for its own account and not with the view toward distribution within the meaning of Section 2(a)(11) of the Securities Act other than in compliance with all applicable Legal Requirements, including United States federal securities laws.

4.15 Non-reliance. Purchaser acknowledges and agrees that in entering into this Agreement it has not relied and is not relying on any representations, warranties or other statements whatsoever, whether written or oral (from or by Company or any Person acting on its behalf) other than those expressly set out in this Agreement (or other related documents referred to herein) and that it will not have any right or remedy rising out of any representation, warranty or other statement not expressly set out in this Agreement.

4.16 Community Reinvestment Act Compliance. HBI and each of its Subsidiaries that is an insured depositary institution is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” in its most recently completed exam and HBI has no knowledge of the existence of any fact or circumstance or set of facts or circumstances which would reasonably be expected to result in HBI or any such Subsidiary having its current rating lowered.

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ARTICLE V

PRE-CLOSING MATTERS AND OTHER COVENANTS

5.1 Operations until Closing. Except as expressly otherwise provided in this Agreement or as may be otherwise required by any Governmental Authority having jurisdiction of Company, unless otherwise agreed or consented to in writing by HBI, which agreement or consent shall not be unreasonably withheld or delayed, from the Agreement Date to the Closing:

(a) Conduct of Business. Company shall: (i) carry on and conduct its business in all material respects in the Ordinary Course consistent with past practice; (ii) use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships with, but not limited to, customers, suppliers and employees, and retain the services of its key officers and key employees; (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Company or Purchaser to obtain any necessary approvals of any Governmental Authority required for the Contemplated Transactions or to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions; (iv) maintain its books and records in the usual, regular and ordinary manner; (v) renew and maintain liability insurance policies for Company with reasonably comparable coverage and amounts and terms and conditions which are not less advantageous than Company’s existing policy at an amount not to exceed more than 200% of the amount expended by Company for prior coverage; and (vi) provide to Purchaser and its employees, representatives and agents, reasonable access during normal business hours to Company’s personnel and its facilities and properties, to its books and records, and to all, or true copies of all, title documents, indentures, contracts, encumbrances, instruments, leases and other documents relating to its business, and furnish them with all such information relating to its business as Purchaser from time to time reasonably requests; provided that (A) all such materials shall be made available to Purchaser and its employees, representatives and agents at the premises of Company and may not be removed therefrom without Company’s consent, and (B) in exercising such access rights, Purchaser and its employees, representatives and agents shall not unduly disturb or interfere with the activities of Company or Landmark Bank’s customers.

(b) Company Forbearances. Without prior approval of HBI, Company shall not: (i) enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management, and other banking and operating policies, except as required by any applicable Legal Requirement or policies imposed by any Governmental Authority; (ii) make any capital expenditures outside the Ordinary Course of Business, other than as required pursuant to contracts already entered into; (iii) except as set forth in Section 5.1(b) of the Company Disclosure Schedule with respect to the termination of certain of Company’s Benefit Arrangements, terminate, enter into, amend, modify or renew any Company Significant Agreement or Material Permit, other than in the Ordinary Course of Business or as expressly required by this Agreement; (iv) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of Company’s stock (expect pursuant to the exercise of outstanding GHI Stock Options) or any additional options, warrants or other rights, grants or awards with respect to Company’s stock; (v) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock other than as provided in Section 2.2(i); (vi) sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, businesses or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the Ordinary Course of Business consistent with past practice and in a transaction that individually or taken together with all other such transactions is not material to Company; (vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of, any other Person, provided that Company may continue to purchase federal funds and borrow money from the Federal Home Loan Bank System, the Federal Reserve Bank of Atlanta or any other Governmental Authority in a manner consistent with past practice; (viii) make any extension of credit, individually or in the aggregate with other extensions of credit to the same relationship, in excess of One Million Dollars ($1,000,000), (ix) renew or amend any extension of credit, individually or in the aggregate with other extensions of credit to the same relationship, in excess of Two Million Dollars ($2,000,000); (x) make, renew, or amend any extension of credit

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that is to a borrower who has an existing credit that Landmark Bank has adversely classified or would be subject to the Federal Reserve Board’s Regulation O; (xi) enter into, renew or amend any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for its account or for the account of a customer of it, except in the Ordinary Course of Business and consistent with past practice; (xii) acquire (other than by way of foreclosures, acquisitions of control in a fiduciary or similar capacity, acquisitions of loans or participation interests, or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business and consistent with past practice) all or any portion of the assets, business, deposits or properties of any other Person; (xiii) merge or consolidate with or into any legal entity, dissolve, liquidate, or otherwise terminate its existence; (xiv) file any application to establish, or to relocate or terminate the operations of, any banking office; (xv) amend the Company Articles or Company Bylaws or similar organizational documents for its Subsidiaries or otherwise add, amend or modify in any respect the duties or obligations of indemnification by Company with respect to any of its respective directors, officers, employees, agents or other Persons; (xvi) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable accounting requirements of a Governmental Authority; (xvii) make, change or revoke any tax election, file any amended tax return (unless to correct an error with the prior written consent of HBI, such consent not to be unreasonably withheld or delayed), enter into any closing agreement, settle any tax audit, claim or assessment, surrender or reduce any right to claim a refund of taxes, agree to extend any statute of limitations relating to taxes, fail to duly and timely file with appropriate taxing authorities all tax returns required to be filed by or with respect to Company or fail to remit any taxes due, whether or not shown on any tax return; (xviii) without the prior written consent of HBI, such consent not to be unreasonably withheld or delayed, settle any action, suit, claim or proceeding against Company, except for any action, suit, claim or proceeding arising out of or in connection with this Agreement or the Contemplated Transactions or for any other action, suit, claim or proceeding that is settled in a manner consistent with past practice that would not (A) impose any material restriction on the business, after the Closing, of Purchaser or its Affiliates or (B) create precedent for claims that are reasonably likely to be material to Company or, after the Closing, Purchaser or its Affiliates; (xix) other than in the Ordinary Course of Business and consistent with past practice or to satisfy contractual obligations existing as of the date hereof described in Section 5.1(b) of the Company Disclosure Schedule, grant any salary or wage increase, except to make changes that are required by any applicable Legal Requirements; (xx) other than (A) in the Ordinary Course of Business and consistent with past practice, (B) as described in Section 5.1(b) of the Company Disclosure Schedule, (C) with regard to the termination of certain GHI Stock Options, as contemplated by Section 1.5, (D) to make changes that are required by any applicable Legal Requirements, or (E) to satisfy contractual obligations existing as of the date hereof described in Section 5.1(b) of the Company Disclosure Schedule, terminate, enter into, establish, adopt, amend, modify (including by way of interpretation), make new grants or awards under or renew any Benefit Arrangement; (xxi) (A) grant, extend, amend (except as required in the diligent prosecution of the Proprietary Rights owned (beneficially, and of record where applicable) by or developed for Company, waive, or modify any material rights in or to, sell, assign, lease, transfer, license, let lapse, abandon, cancel, or otherwise dispose of, or extend or exercise any option to sell, assign, lease, transfer, license, or otherwise dispose of, any Proprietary Rights, or (B) fail to exercise a right of renewal or extension under any material agreement under which Company is licensed or otherwise permitted by a third party to use any Proprietary Rights (other than “shrink wrap” or “click through” licenses), unless Company obtains a substantially similar license or right to use such Proprietary Rights on terms as favorable as the terms under the existing agreement; (xxii) participate in any program sponsored or administered by any Governmental Authority, which program is not part of the usual and customary banking business of Landmark Bank; (xxiii) engage in (or modify in a manner adverse to Company) any transactions with any Person known to be a shareholder of GHI or any director or officer of Company (or any Affiliate of any such Person), other than transactions in the Ordinary Course of Business consistent with past practice, deposit relationships in the Ordinary Course of Business consistent with past practice and extensions of credit which are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with Persons unaffiliated with Company and did not involve more than the normal risk of collectability or present other unfavorable features; (xxiv) notwithstanding any other provision hereof, knowingly take, or intentionally omit to take, any action that, when taken, would be reasonably expected to result in any of the conditions set forth in Article VI not being satisfied, or any action that would be reasonably

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expected to result in any of the representations and warranties of Company in this Agreement becoming untrue or prevent Company from performing its obligations under this Agreement or consummating the Closing; (xxv) enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing; or (xxvi) enter into, or extend, any leases or rental agreements.

(c) Commitment; Interpretation. HBI hereby commits that, prior to obtaining approval from the Federal Reserve Bank of St. Louis (or the Federal Reserve Board) for GHI to merge with HBI and for Landmark Bank to merge with Centennial, HBI will not enforce any applicable subsections of Section 5.1(b) of the Agreement if by doing so, with respect to such subsection, HBI would exercise control over GHI or Landmark Bank as control is defined under 12 U.S.C. Section 1841(a)(2). The covenants set forth in Section 5.1(b)(viii), (ix) and (x) shall not prevent Landmark Bank from funding any extensions of credit to which it had committed prior to the date of this Agreement. In addition, if Purchaser does not respond to any request from Company to approve an extension of credit under Section 5.1(b)(viii), (ix) or (x) within two (2) business days of receipt of such request, Purchaser shall be deemed to have consented to such request.

5.2 Confidentiality. Each party acknowledges that any information, materials and documentation it receives or observes pursuant to or as contemplated by the Contemplated Transactions, either before or after execution of this Agreement, is confidential; provided, however, that the foregoing shall not include information which (a) is or becomes available to the public other than as a result of a disclosure by the recipient party, (b) was known to the recipient party or in its possession prior to its disclosure to the recipient party, (c) becomes available to the recipient party from a source other than the disclosing party; provided that such source is not known by the recipient party to be bound by a confidentiality agreement with the disclosing party and is not otherwise prohibited from transmitting the information to the recipient party by a contractual, legal or fiduciary obligation, or (d) is or was developed independently by the recipient party without reference to confidential information provided by the disclosing party. Each party shall take, and shall cause its employees, representatives and agents to take, all reasonable steps and precautions to protect and maintain the confidentiality of such information, materials and documentation; provided that the foregoing will not prevent Purchaser from disclosing or making available to its and its Affiliates’ respective directors, officers, employees, members, partners, agents, representatives or advisors (including, without limitation, attorneys, accountants, insurers, rating agencies, consultants, bankers and financial advisors) any such information, materials and documentation on a confidential basis for the purpose of carrying out the Contemplated Transactions, or to the extent required by a Legal Requirement.

5.3 Return of Information. If the Contemplated Transactions pursuant to this Agreement are not completed, each party shall, upon the written request of the other party, return to the other party or destroy (such destruction to be confirmed in writing to the other party upon written request) all materials, documentation, data, records and other papers and copies thereof (whether on paper or in electronic, magnetic, photographic, mechanical or optical storage) relating to Purchaser or its Affiliates or to Company or its Affiliates which is confidential and which is in the possession of such party and maintain the confidentiality of all information or knowledge obtained from the other party, and not use any such information or knowledge for any purpose whatsoever; provided that a party may maintain such information to the extent required by applicable Legal Requirements or such party’s established document retention policies (including any requirement to retain e-mail on an automated e-mail archival system) or relating to the safeguarding or backup storage of electronic data or in connection with a legal dispute with the other party.

5.4 Consents and Approvals.

(a) Purchaser Required Approvals. Purchaser agrees to use commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under any applicable Legal Requirement to consummate the Contemplated Transactions, including obtaining the Purchaser Required Approvals.

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(b) Preparation of Applications. Subject to the terms and conditions of this Agreement, each of the parties to the Agreement agrees to use commercially reasonable best efforts to publish or cause to be published all required notices and prepare all necessary documentation and effect all necessary filings in order to obtain the Purchaser Required Approvals as promptly as practicable after the Agreement Date (but in no event later than 60 days following the Agreement Date). Purchaser and Company will cooperate with each other and will each furnish the other and the other’s counsel with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any application, petition or any other statement or application made by or on behalf of Purchaser, Company or their respective Subsidiaries to any Governmental Authority in connection with the Contemplated Transactions. Purchaser and Company shall have the right to review and approve in advance all characterizations of the information relating to them and any of their respective Subsidiaries which appear in any filing made, or written materials submitted, in connection with the Contemplated Transactions with any Governmental Authority.

(c) Submission of Applications for Purchaser Required Approvals. Purchaser and Company shall use their commercially reasonable best efforts to:

(i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry relating to the Purchaser Required Approvals, including but not limited to Purchaser, Company and their respective Subsidiaries cooperating and using commercially reasonable best efforts to make, on a timely basis, all registrations, filings and applications with, give all notices to, and obtain any approvals, orders, qualifications and waivers from a Governmental Authority necessary for the consummation of the transactions contemplated hereby; provided, however, that neither Company nor any of its Affiliates and neither Purchaser nor any of its Affiliates shall be required to commence or be a plaintiff in any litigation in connection with any such registration, filing, application, notice, approval, order, qualification or waiver;

(ii) subject to any Legal Requirement, permit each other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written communication (or other correspondence or memoranda) or between any such party and any Governmental Authority relating to the other party; and

(iii) promptly inform each other of and supply to each other any written communication (or other correspondence or memoranda) sent by them to, or received by them from any Governmental Authority, in each case regarding any of the Contemplated Transactions.

(d) Access and Investigation. Without in any way limiting anything else contained in this Agreement, Company shall, in connection with the procurement of any and all Purchaser Required Approvals, permit Purchaser and its representatives reasonable access to the properties and personnel of Company, and shall disclose and make available to Purchaser and its representatives all books, papers and records relating to the assets, stock ownership, properties, operations, obligations and liabilities of Company, including, without limitation, all books of account (including the general ledger), tax records, minute books of meetings of boards of directors (and any committees thereof) and stockholders, organizational documents, bylaws, material contracts and agreements, filings with any regulatory authority (except for any confidential portions thereof), accountants’ work papers, litigation files, loan files, plans affecting employees and any other business activities or prospects; provided, that such access shall be reasonably related to the procurement of the Purchaser Required Approvals hereunder and, in the reasonable opinion of Company, not unduly interfere with normal operations or violate any Legal Requirement. Without in any way limiting anything else contained in this Agreement, Company shall make their respective directors, officers, employees and agents and authorized representatives (including counsel and independent public accountants) available to confer with the other party and their representatives; provided, that such access shall be reasonably related to the procurement of the Purchaser Required Approvals hereunder and shall not unduly interfere with normal operations.

(e) Third Party Consents and Approvals. Prior to the Effective Time, Company shall obtain, in writing (in form and substance reasonably satisfactory to Purchaser), such consents, waivers, amendments or other

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agreements necessary to cause any Company Material Contract set forth in Section 3.12(c) of the Company Disclosure Schedule to remain in full force and effect, and binding on the parties thereto, following the completion of the Contemplated Transactions.

5.5 Public Announcements. Other than mutually agreed upon press releases and other materials to be issued upon the announcement of this Agreement or thereafter, with respect to which the parties shall cooperate in good faith to jointly prepare or communicate consistent with the joint communication policy of the parties, from and after the date hereof, neither party shall make any public announcement or public comment regarding this Agreement or the Contemplated Transactions without the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned), unless and only to the extent that (i) the furnishing or use of information is required in making any filing or obtaining any Governmental Authorization required for the consummation of the Contemplated Transactions or (ii) the furnishing or use of such information is required by Legal Requirements, legal proceedings or the rules or regulations of the SEC.

5.6 Preparation and Filing of Tax Returns; Taxes. Company shall timely prepare and file (or cause to be prepared and filed) Company tax returns, and shall prepare all Company tax returns in a manner consistent with prior practice unless otherwise required by applicable law or unless Purchaser consents to such different treatment, such consent not to be unreasonably withheld. Company shall provide (or cause to be provided) to Purchaser a copy of any Company tax return at least twenty (20) Business Days prior to the due date for filing such return, and Purchaser shall have ten (10) Business Days in which to review and comment on such return prior to the filing thereof. Company shall not unreasonably withhold its consent to reflect Purchaser’s comments on such returns to the extent permitted by applicable law. Purchaser and Company agree to report all transactions not in the ordinary course of business occurring on the Closing Date after the Closing on Purchaser’s federal and state income tax returns to the extent permitted by Treasury Regulations Section 1.1502-76(b)(1)(ii)(B).

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Purchaser and Company shall promptly prepare and Purchaser shall file with the SEC the Form S-4, in which the Proxy Statement-Prospectus will be included as promptly as practicable after the Agreement Date (but in no event later than 60 days following the Agreement Date). Each of Purchaser and Company shall use its commercially reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and GHI shall thereafter mail or deliver the Proxy Statement-Prospectus to its shareholders. Purchaser shall also use its commercially reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the Contemplated Transactions, and Company shall furnish all information concerning Company and the holders of GHI Common Stock as may be reasonably requested in connection with any such action.

(b) The parties shall cooperate with each other and use their respective commercially reasonable best efforts to promptly prepare and file all necessary documentation as promptly as practicable after the Agreement Date (but in no event later than 60 days following the Agreement Date), to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Authorities that are necessary or advisable to consummate the Contemplated Transactions as soon as possible, and in any event no later than July 31, 2017, to the extent reasonably practicable, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Authorities. Company and Purchaser shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable laws, all the non-confidential information relating to Company or Purchaser (excluding any confidential financial information relating to individuals), as the case may be, and any of their respective

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Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the Contemplated Transactions. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Contemplated Transactions and each party will keep the other apprised of the status of matters relating to completion of the Contemplated Transactions. Each party shall consult with the other in advance of any meeting or conference with any Governmental Authority in connection with the Contemplated Transactions and to the extent permitted by such Governmental Authority, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.

(c) Each of Purchaser and Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement-Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Purchaser, Company or any of their respective Subsidiaries to any Governmental Authority in connection with the Merger and the other Contemplated Transactions. Each of Purchaser and Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement-Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of Company’s meeting of its shareholders to consider and vote upon approval of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each of Purchaser and Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Proxy Statement-Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Proxy Statement-Prospectus.

(d) In furtherance and not in limitation of the foregoing, each of Purchaser and Company shall use its commercially reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment under any applicable law and resolve any questions or issues raised by any Governmental Authority so as to enable the Closing to occur as soon as possible, and in any event no later than July 31, 2017, including, without limitation, making expenditures and incurring costs, raising capital, divesting or otherwise disposing of businesses or assets of Purchaser, Company and their respective Subsidiaries, effecting the dissolution, internal merger or consolidation of Subsidiaries of Purchaser or Company effective upon the Effective Time, or enhancing internal controls (including by increasing staffing levels and external hires).

(e) Each of Purchaser and Company shall promptly advise the other upon receiving any communication from any Governmental Authority the consent or approval of which is required for consummation of the Contemplated Transactions that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, Company shall afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of Purchaser, reasonable access, during normal

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business hours during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all its properties, books, contracts, commitments, personnel and records, and, during such period, Company shall make available to Purchaser (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that Company is not permitted to disclose under applicable law), (ii) all other information concerning its business, properties and personnel as Purchaser may reasonably request and (iii) access to the necessary information (including Company’s own good faith estimates as available and third-party reports, if any, commissioned by Company at Purchaser’s request) in order to prepare a good faith estimate of the potential impact of Sections 280G and 4999 of the Code with respect to amounts potentially payable to senior executives of Company in connection with the consummation of the Contemplated Transactions. Upon the reasonable request of Purchaser, Company shall furnish such reasonable information about it and its business as is relevant to Company and Company’s shareholders in connection with the Contemplated Transactions, including such title reports and environmental reports pertaining to Company Real Property not previously made available to Purchaser. Neither Company nor Purchaser, nor any of their Subsidiaries shall be required to provide access to or to disclose information (i) to the extent such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties), (ii) relating to the negotiation of this Agreement and the transactions contemplated by it, or (iii) to the extent such access or disclosure would contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the Agreement Date. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive any representations, warranties or covenants of the other party set forth in this Agreement.

6.3 Shareholder Approval.

(a) The board of directors of GHI has resolved to recommend to GHI’s shareholders that they approve this Agreement (the “GHI Board Recommendation”) and, subject to Sections 6.7(b)-(c) and 8.1(c), will submit to GHI’s shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement. Subject to Section 8.1(c), GHI shall duly take, in accordance with applicable law and the GHI Articles and GHI Bylaws, all action necessary to call, give notice of, convene and hold a meeting of its shareholders, as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act by the SEC, for the purpose of obtaining the GHI Shareholder Approval (the “GHI Shareholder Meeting”). Subject to Sections 6.7(b)-(c) and 8.1(c), the board of directors of GHI will include in the Proxy Statement-Prospectus the GHI Board Recommendation and use all commercially reasonable best efforts to obtain from its shareholders the GHI Shareholder Approval. Unless this Agreement is terminated in accordance with its terms, including pursuant to Section 8.1(c) hereof, nothing otherwise contained in this Agreement shall be deemed to relieve GHI of its obligation to submit this Agreement to its shareholders for a vote. For purposes of this Agreement, “GHI Shareholder Approval” shall mean the affirmative vote of not less than sixty-six percent (66%) of all the votes entitled to be cast by holders of outstanding GHI Common Stock.

(b) If on the date of the GHI Shareholder Meeting, GHI has not received proxies representing a sufficient number of shares of GHI Common Stock to obtain the GHI Shareholder Approval, GHI shall adjourn the GHI Shareholder Meeting until such date as shall be mutually agreed upon by GHI and HBI, which date shall not be fewer than five (5) days nor more than ten (10) days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use all commercially reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from shareholders relating to the GHI Shareholder Approval.

6.4 NASDAQ Listing. HBI shall cause the shares of HBI Common Stock to be issued in the Merger to be authorized for listing on the NASDAQ Stock Exchange.

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6.5 Employee Matters.

(a) Purchaser shall, or shall cause the Surviving Corporation to, provide each employee who is actively employed by Company on the Closing Date while employed by Purchaser or any of its Subsidiaries following the Effective Time (each a “Continuing Employee”) with employee benefits which, in the aggregate, are no less favorable than employee benefits provided by Purchaser to similarly situated legacy employees of Purchaser; provided, however, that until such time as Purchaser shall cause Continuing Employees to participate in the benefit plans of Purchaser, a Continuing Employee’s continued participation in Company’s Benefit Arrangements shall be deemed to satisfy the foregoing provision of this sentence (it being understood that participation in Purchaser’s Benefit Arrangements may commence at different times with respect to each type of Benefit Arrangement). Accordingly, Company shall cooperate with Purchaser to ensure that from the Closing Date through the commencement date for participation in the appropriate corresponding Benefit Arrangements of Purchaser, the Continuing Employees shall continue to be covered by Company’s Benefit Arrangements.

(b) Upon Continuing Employees’ enrollment in each of Purchaser’s Benefit Arrangements, such Continuing Employees will, consistent with the provisions of Section 6.5(a) above, become participants in such Purchaser’s Benefit Arrangement on the same terms and conditions as similarly situated employees of Purchaser. From and after the Effective Time, except as may otherwise be contemplated by this Section 6.5, Continuing Employees shall be subject to the same personnel policies as similarly situated legacy employees of Purchaser. Without limiting the generality of the foregoing, prior service credit for each of Continuing Employee’s service with Company, except as expressly provided otherwise herein, shall be given by Purchaser with respect to all Purchaser’s Benefit Arrangements and other practices and policies, including, but not limited to, vacations, sick leave and personal time, to the extent that such crediting of service does not result in duplication of benefits, but not for accrual of benefits under any defined benefit. If any Continuing Employee becomes eligible to participate in any Purchaser Benefit Arrangement that provides medical, hospitalization or dental benefits, Purchaser shall (A) cause any pre-existing condition limitations or eligibility waiting periods under such Purchaser Benefit Arrangement to be waived with respect to such Continuing Employee and his or her covered dependents to the extent such limitation would have been waived or satisfied under the corresponding Benefit Arrangement of Company in which such Continuing Employee participated immediately prior to the Effective Time, and (B) recognize any health expenses incurred by such Continuing Employee and his or her covered dependents in the year that includes the Closing Date (or, if later, the year in which such Continuing Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Purchaser Benefit Arrangement.

(c) Immediately prior to the Effective Time, Company (i) shall take all action necessary to terminate all “nonaccount balance plans,” within the meaning of Treasury Regulations Section 1.409A-1(c)(2)(C) and all “separation pay plans,” within the meaning of Treasury Regulations Section 1.409A-1(c)(2)(D) and (ii) in consideration for the termination of such arrangements shall distribute payments to the employees affected by such terminations the amounts set forth on Section 6.5(c) of the Company Disclosure Schedule.

(d) Prior to or at the Effective Time, Purchaser shall enter into agreements or arrangements with certain executives of Landmark Bank, which agreements or arrangements shall reflect the terms set forth on Section 6.5(d) of the Company Disclosure Schedule.

(e) Prior to the Closing Date, Company’s board of directors (or the appropriate governing body) shall adopt resolutions and take such corporate action as is necessary to terminate Company’s 401(k) plan (the “Company 401(k) Plan”) and to ensure that the account balances of the participants in Company’s 401(k) Plan are fully vested upon such plan termination, in each case effective as of the day prior to the Closing Date. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, the assets thereof shall be distributed to the participants, and Purchaser shall take the action necessary (including the amendment of Purchaser’s 401(k) Plan (the “Purchaser 401(k) Plan”)) to permit the Continuing Employees to roll over any eligible rollover distributions (within the

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meaning of Section 401(a)(31) of the Code, including any outstanding participant loans) in cash or notes (in the case of participant loans) in an amount equal to the full account balance distributed to such Continuing Employee from the Company 401(k) Plan to the Purchaser 401(k) Plan. Each Continuing Employee shall be eligible immediately as of the Effective Time to participate in the Purchaser 401(k) Plan.

(f) Without limiting the generality of Section 9.10, the provisions of this Section 6.5 are solely for the benefit of the parties to this Agreement, and no current or former employee, independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. Except as expressly contemplated by the provisions of this Section 6.5, in no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Benefit Arrangement, payroll practice or personnel policy maintained or sponsored by Purchaser, Company or any of their respective affiliates; (ii) alter or limit the ability of Purchaser or any of its Subsidiaries (including, after the Closing Date, the Surviving Corporation and its Subsidiaries) to amend, modify or terminate any such Benefit Arrangement, payroll practice or personnel policy; or (iii) confer upon any current or former employee, independent contractor or other service provider any right to employment or continued employment or continued service with Purchaser or any of its Subsidiaries (including, following the Closing Date, the Surviving Corporation and its Subsidiaries), or constitute or create an employment or other agreement with any employee, independent contractor or other service provider.

(g) Prior to the Effective Time, the Company shall take, and shall cause its Subsidiaries to take, all actions that may be necessary or appropriate to cause benefit accruals and entitlements under the Bank’s Supplemental Executive Retirement Plan (the “SERP”) to cease as of the Effective Time. Until such cessation, the benefit accruals and entitlements under the SERP shall be made in accordance with past practice. Prior to the Effective Time, (i) Company shall cause to be paid (A) any amounts owing to participants in the SERP as a result of the Merger or the Bank Merger and shall terminate the SERP, and (B) any amounts owing to employees pursuant to employment agreements or other agreements between such employees and the Company or its Subsidiaries as a result of the Merger or the Bank Merger, and (ii) Company shall obtain from each person receiving an amount described in subclause (i) hereof (A) an acknowledgment that the amounts paid constitute payment in full under all such agreements, (B) a fully executed termination of the SERP and (C) a full and complete release effective as of the Effective Time of all rights and claims to compensation from the Company and Landmark Bank. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 6.5(g) shall be subject to HBI’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

6.6 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of HBI and the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of Company (in each case, when acting in such capacity) (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the Contemplated Transactions to the same extent as such persons are indemnified or have the right to advancement of expenses pursuant to the Articles of Incorporation and Bylaws of Company and the Florida Business Corporation Act, in effect on the Agreement Date.

(b) Subject to the following sentence, for a period of six years following the Effective Time, HBI will provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Company (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the Contemplated Transactions), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by Company. At Purchaser’s option and in lieu of the director’s and officer’s liability insurance described in the foregoing

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sentence, Purchaser and Company will cooperate to select a tail policy for directors’ and officers’ liability insurance on the terms described in the prior sentence, and Company shall and fully pay for such policy prior to the Effective Time; provided that Company shall not, without the consent of Purchaser, pay aggregate premiums for such policy that exceed $60,000, and provided, further, that if the amount of the premiums necessary to maintain or procure such policy would exceed $60,000, Purchaser and Company will cooperate to select the most advantageous policies of directors’ and officers’ liability insurance obtainable for an aggregate premium not exceeding $60,000.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.6(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify HBI in writing; provided that failure to so notify will not affect the obligations of HBI under Section 6.6(a) unless and to the extent that HBI is actually and materially prejudiced as a consequence.

(d) If HBI or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, HBI will cause proper provision to be made so that the successors and assigns of HBI will assume the obligations set forth in this Section 6.6.

(e) This Section 6.6 and any other indemnification obligations contained in this Agreement are subject to applicable state and federal law, specifically including without limitation the FDIC’s regulations concerning indemnification payments.

6.7 No Solicitation.

(a) Company shall immediately cease, and Company shall cause each of its representatives to immediately cease, any discussions or negotiations with any parties conducted prior to the date hereof with respect to an Acquisition Proposal. After the execution and delivery of this Agreement, Company and its directors, executive officers and Subsidiaries shall not directly or indirectly, (i) solicit, initiate or encourage any inquiry with respect to, or the making of, any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) participate in any negotiations regarding an Acquisition Proposal with, or furnish any nonpublic information relating to an Acquisition Proposal to, any Person that has made or, to the Knowledge of Company, has indicated without solicitation that it is considering making an Acquisition Proposal, or (iii) engage in discussions regarding an Acquisition Proposal with any Person that has made, or, to the Knowledge of Company, without solicitation is considering making, an Acquisition Proposal, except to notify such Person of the existence of the provisions of this Section 6.7. Notwithstanding the foregoing, if at any time after the date hereof but before approval of this Agreement by the GHI shareholders, (1) Company receives an unsolicited written Acquisition Proposal that GHI’s board of directors believes in good faith to be bona fide, (2) such Acquisition Proposal was not the result of a violation of this Section 6.7, (3) GHI’s board of directors determines in good faith (after receiving advice from outside counsel and its financial advisor) that such Acquisition Proposal constitutes a Superior Proposal and (4) GHI board of directors determines in good faith (after receiving advice from outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be reasonably likely to violate its fiduciary duties under applicable law, then Company may (and may authorize its representatives to) (x) furnish nonpublic information regarding Company to the Person making such Acquisition Proposal (and its representatives) pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to Company than, those contained in the LOI with Purchaser, and (y) participate in discussions and negotiations with the Person making such Acquisition Proposal.

(b) The board of directors of GHI shall not (i) withhold, withdraw, amend, modify, change or qualify (or publicly propose to withhold, withdraw, amend, modify, change or qualify), in a manner adverse in any respect to the interests of Purchaser, its recommendation referred to in Section 6.3, or (ii) approve or recommend (or publicly propose to approve or recommend or announce its intention to approve, recommend or propose) any Acquisition Proposal (either (i) or (ii), an “Adverse Recommendation Change”). Company shall not, and the

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board of directors of GHI shall not allow Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any Acquisition Proposal. Notwithstanding the foregoing, at any time before obtaining approval of the Merger by the GHI shareholders, GHI’s board of directors may, if GHI’s board of directors determines in good faith (after receiving advice from outside counsel) that the failure to do so would be reasonably likely to violate its fiduciary duties under applicable law, taking into account all adjustments to the terms of this Agreement that have been offered by Purchaser under this Section 6.7(b), make an Adverse Recommendation Change or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement with respect to a Superior Proposal; provided that Company may not make any Adverse Recommendation Change in response to an Acquisition Proposal unless (x) Company shall not have breached this Section 6.7 in any respect and (y):

(i) GHI’s board of directors determines in good faith (after receiving advice from outside counsel and its financial advisor) that such Acquisition Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that have been offered by Purchaser under this Section 6.7(b);

(ii) Company has given Purchaser at least four (4) Business Days’ prior written notice of its intention to take such action, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the Person making such Superior Proposal; and

(iii) Before effecting such Adverse Recommendation Change or entering into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement with respect to a Superior Proposal, Company has negotiated, and has caused its representatives to negotiate, in good faith with Purchaser during such notice period to the extent Purchaser wishes to negotiate, to enable Purchaser to revise the terms of this Agreement to give Purchaser the opportunity to match or exceed the terms of the Acquisition Proposal such that such Acquisition Proposal would no longer constitute a Superior Proposal.

In the event of any material change to the terms of such Superior Proposal, Company shall, in each case, be required to deliver to Purchaser a new written notice, the notice period shall have recommenced and Company shall be required to comply with its obligations under this Section 6.7 with respect to such new written notice.

(c) In addition to the obligations of Company under Section 6.7(a) and Section 6.7(b), Company shall notify Purchaser promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to Company or for access to the properties, books or records of Company by any Person that informs GHI’s board of directors that it is considering making, or has made, an Acquisition Proposal. Such notice to Purchaser shall be made orally (which may be given by voicemail message to the Chief Executive Officer or the Chief Financial Officer of Purchaser) and in writing (which may be given by email to the Chief Executive Officer or the Chief Financial Officer of Purchaser), and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting nonpublic information or access to the books and records of Company, and the material terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal. Company shall keep Purchaser fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request. Company shall also promptly, and in any event within 24 hours, notify Purchaser, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal in accordance with Section 6.7(a).

(d) Nothing contained in this Agreement shall prohibit Company from informing any Person of the existence of the provisions contained in this Section 6.7.

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For purposes of this Agreement, an “Acquisition Proposal” means any proposal or offer other than this Agreement or any amendment hereto after the date hereof with respect to any Acquisition Transaction or any public announcement by any Person (which shall include any regulatory application or notice) of a proposal, plan or intention with respect to any Acquisition Transaction.

For purposes of this Agreement, an “Acquisition Transaction” means any of the following (other than the transactions contemplated hereby) involving Company: (a) any merger, consolidation, share exchange, business combination or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets that constitute a substantial portion of the assets of Company in a single transaction or series of transactions; or (c) any tender offer or exchange offer for 20% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act, in connection therewith.

For purposes of this Agreement, a “Superior Proposal” means any unsolicited bona fide Acquisition Proposal (with the percentage set forth in or incorporated into the definition of such term changed from 20% to 50%) that GHI’s board of directors determines in good faith (after receiving advice from outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person (or group of Persons) making the proposal (including the Company Termination Fee and conditions to consummation), (A) if consummated, would be more favorable to the shareholders of GHI from a financial point of view than the Contemplated Transactions (including taking into account any adjustment to the terms and conditions proposed by Purchaser in response to such proposal under Section 6.7 or otherwise) and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

6.8 Takeover Laws. No party will take any action that would cause the Contemplated Transactions to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. For purposes of this Agreement, “Takeover Laws” means any “moratorium,” “control share,” “fair price,” “interested stockholder” or other anti-takeover laws and regulations of any jurisdiction.

6.9 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than 15 days after the end of each calendar month ending after the date hereof, Company will furnish to Purchaser, and Purchaser will furnish to Company, (a) consolidated financial statements (including balance sheets, statements of operations and stockholders’ equity) of it or any of its Subsidiaries (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan, and (c) to the extent permitted by applicable law, any reports provided to its board of directors or any committee thereof relating to the financial performance and risk management of it or any of its Subsidiaries.

6.10 Notification of Certain Matters. Company and Purchaser will give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII.

6.11 Resignations of Company Directors. Company shall cause each person serving as a member of the board of directors of GHI or Landmark Bank (or, as requested by Purchaser, any Subsidiary of GHI or Landmark Bank) to submit a written resignation and release, in form and substance reasonably satisfactory to Purchaser, to take effect at the Effective Time.

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ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The GHI Shareholder Approval shall have been obtained.

(b) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(c) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger or any of the other Contemplated Transactions shall be in effect.

(d) Regulatory Approvals. (i) The necessary regulatory approvals from the Federal Reserve Bank of St. Louis (or the Federal Reserve Board), the OCC and the Arkansas State Bank Department, and (ii) any other regulatory approvals set forth in Sections 3.3 and 4.3, the failure of which to be obtained would reasonably be expected to have a Material Adverse Effect on Purchaser or Company, in each case required to consummate the Contemplated Transactions, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”).

7.2 Conditions to Obligations of Purchaser. The obligation of Purchaser to effect the Merger is also subject to the satisfaction, or waiver by Purchaser, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Company set forth in this Agreement shall be true and correct as of the Agreement Date and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the Agreement Date or another date shall be true and correct as of such date) except where the failure of such representations and warranties of Company to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Company.

(b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Purchaser shall have received a certificate signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of GHI to such effect.

(c) Tax Opinion. Purchaser shall have received an opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., dated the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., will be entitled to receive and rely upon any customary certificates and representations of officers of Purchaser and Company.

(d) Legal Opinion. Purchaser shall have received an opinion from Company’s counsel as to Company’s existence, due authorization and non-contravention consistent with the representations contained in Sections 3.1(a), (b) and (c) of this Agreement and containing opinions that the GHI Shareholder Approval has been obtained and that no Takeover Laws are applicable to this Agreement and the Contemplated Transactions.

(e) GHI Stock Options. Company shall (i) cause cash payments to be made in respect of any GHI Stock Options entitled to cash payments in accordance with Section 1.5, and (ii) cause to be terminated any GHI Stock Options that are not entitled to receive cash payments in accordance with Section 1.5.

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(f) Fairness Opinion. The fairness opinion received by HBI that the Merger Consideration to be paid by HBI is fair to HBI from a financial point of view (the “Purchaser Fairness Opinion”), a signed copy of which has been delivered to Company, has not been modified or withdrawn.

(g) Releases. Purchaser shall have received the documents described in 6.5(g)(ii) in forms satisfactory to Purchaser.

(h) Employment Agreements. Centennial shall have entered into an employment agreement with Perry A. LaCaria to continue employment with Centennial in a form satisfactory to Centennial.

(i) Agreement Not to Compete. Centennial shall have received an agreement not to compete from Jeff Roschman in a form satisfactory to Centennial.

(j) Landlord Consents. Purchaser shall have received consents to the assignment of the Company Material Contracts listed in Section 3.12(c) of the Company Disclosure Schedule.

7.3 Conditions to Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the Agreement Date and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the Agreement Date or another date shall be true and correct as of such date) except where the failure of such representations and warranties of Purchaser to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Purchaser.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Company shall have received a certificate signed on behalf of Purchaser by the Chief Executive Officer or the Chief Financial Officer of HBI to such effect.

(c) Tax Opinion. The directors of GHI shall have received an opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. (or from counsel to GHI), dated the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Merger, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., will be entitled to receive and rely upon any customary certificates and representations of officers of Purchaser and Company.

(d) Legal Opinion. Company shall have received an opinion from Purchaser’s counsel as to Purchaser’s existence, due authorization and non-contravention consistent with the representations contained in Sections 4.1(a), (b) and (c) and containing an opinion that the HBI Common Stock to be issued as Merger Consideration, when issued and delivered upon the terms and conditions set forth in the Agreement, will be legally issued, fully paid, and nonassessable.

(e) Fairness Opinion. The fairness opinion from Hovde Group, LLC that the Merger Consideration to be received by GHI shareholders is fair to such shareholders from a financial point of view (the “Company Fairness Opinion”), a signed copy of which has been delivered to Purchaser, has not been modified or withdrawn.

(f) Nasdaq Listing. The shares of HBI Common Stock to be issued to the shareholders of the Company upon consummation of the Merger shall have been authorized for listing on the NASDAQ Stock Exchange.

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ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of GHI or HBI:

(a) Mutual Consent – by mutual consent of Company and Purchaser in a written instrument authorized by the boards of directors of GHI and HBI;

(b) Either Party – by either Company or Purchaser:

(i) No Regulatory Approval – if any Governmental Authority that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Authority of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Contemplated Transactions;

(ii) Delay – if the Merger shall not have been consummated on or before July 31, 2017; provided that if as of such date, the conditions to the Closing set forth in Section 7.1(d) shall not have been satisfied, then July 31, 2017, shall be extended to and including September 30, 2017, if either Company or Purchaser notifies the other party in writing on or prior to July 31, 2017, of its election to extend July 31, 2017, to September 30, 2017, and provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose failure to perform or observe the covenants and agreements of such party set forth in this Agreement resulted in the failure of the Merger to be consummated by July 31, 2017;

(iii) Breach – if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Company, in the case of a termination by Purchaser, or on the part of Purchaser, in the case of a termination by Company, which breach, either individually or in the aggregate with other breaches by such party, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein; or

(iv) No GHI Shareholder Approval – if the GHI Shareholder Approval shall not have been obtained at the GHI Shareholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; provided, however, that no party may terminate this Agreement pursuant to this Section 8.1(b)(iv) if such party has breached in any material respect any of its obligations under this Agreement, in each case in a manner that caused the failure to obtain the GHI Shareholder Approval at the GHI Shareholder Meeting, or at any adjournment or postponement thereof;

(c) Superior Proposal – by Company, prior to such time as the GHI Shareholder Approval is obtained, in order to enter into an agreement providing for a Superior Proposal; provided that the Company Termination Fee is paid to Purchaser in advance of or concurrently with such termination in accordance with Section 8.3(b);

(d) Dissenting Shares – by Purchaser, if holders of ten percent (10%) or more of the outstanding shares of GHI Common Stock are Proposed Dissenting Shares;

(e) Failure to Recommend or Proceed to Closing – by Purchaser, if (i) Company shall have materially breached its obligations under Section 6.7; (ii) the board of directors of GHI shall have failed to make a recommendation in favor of the Merger as required by Section 6.3; (iii) the board of directors of GHI shall have recommended, proposed, or publicly announced its intention to recommend or propose to engage in a transaction

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resulting in a Superior Proposal; or (iv) Company shall have materially breached its obligations under Section 6.3 by failing to call, give notice of, convene and hold the GHI shareholder meeting in accordance with Section 6.3; or

(f) HBI Common Stock Price – by Company or Purchaser, if the volume-weighted average closing price, rounded to the nearest hundredth of a cent, of HBI Common Stock on the NASDAQ Stock Exchange reporting system (based on “regular way” trading) for the twenty (20) trading days through the day immediately preceding the Closing Date is less than or equal to $14.92.

8.2 Effect of Termination. In the event of termination of this Agreement by either Company or Purchaser as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Company, Purchaser, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the Contemplated Transactions, except that (i) Sections 5.2, 8.2, 8.3, and 9.3 through 9.11 shall survive any termination of this Agreement, and (ii) neither Company nor Purchaser shall be relieved or released from any liabilities or damages arising out of its knowing breach of any provision of this Agreement.

8.3 Fees and Expenses.

(a) General Fees. Except for the registration fee for the Form S-4 filing and other fees paid to the SEC in connection with the Merger, which shall be paid by Purchaser, and except as set forth in Section 9.7, all fees and expenses incurred in connection with the Merger, this Agreement, and the Contemplated Transactions (including costs and expenses of printing and mailing the Proxy Statement-Prospectus) shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) Company Termination Fee. In the event that this Agreement is terminated by Company pursuant to Section 8.1(c) or terminated by Purchaser pursuant to Section 8.1(e), then Company shall pay Purchaser a fee, in immediately available funds, in the amount of Four Million Four Hundred Twenty-Five Thousand Dollars ($4,425,000) (the “Company Termination Fee”) in advance of or concurrently with such termination in the case of Company’s termination, or within two (2) business days after receipt of Purchaser’s notification of termination. Notwithstanding anything to the contrary in this Agreement, the payment of the Company Termination Fee pursuant to this Section 8.3 shall fully discharge Company from, and be the sole and exclusive remedy of Purchaser with respect to, any and all losses that may be suffered by Purchaser based upon, resulting from or arising out of the circumstances giving rise to such termination of this Agreement pursuant to Section 8.1(c) or Section 8.1(e)(iii). In no event shall Company be required to pay the Company Termination Fee on more than one occasion.

8.4 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of GHI or HBI; provided, however, that after any approval of the Contemplated Transactions by such shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

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ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at such date (the “Closing Date”), time and place as agreed upon by the parties, but no earlier than January 2, 2017.

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.3 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via email, mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Purchaser or Sub, to:

Home BancShares, Inc.

719 Harkrider, Suite 100

Conway, Arkansas 72032

Attention: C. Randall Sims

Telephone: (501) 328-4657

Email: rsims@my100bank.com

with a copy to (which shall not constitute notice):

Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.

425 W. Capitol Avenue, Suite 1800

Little Rock, Arkansas 72201

Attention: C. Douglas Buford, Jr.

Telephone: (501) 688-8866

Email: dbuford@mwlaw.com

(b)	if to Company, to:

Giant Holdings, Inc.

6300 NE 1st Avenue

Fort Lauderdale, Florida 33334

Attention: Perry A. LaCaria

Telephone: (954) 958-0005

Email: Perry.LaCaria@landmarkbankonline.com

with a copy to (which shall not constitute notice):

Giant Holdings, Inc.

6300 NE 1st Avenue

Fort Lauderdale, Florida 33334

Attention: R. Moyle Fritz, Jr.

Telephone: (954) 958-0002

Email: Moyle.Fritz@landmarkbankonline.com

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and

Smith Mackinnon, PA

255 South Orange Avenue, Suite 1200

Orlando, Florida 32801

Attention: John P. Greeley

Telephone: (407) 843-7300

Email: jpg7300@aol.com

9.4 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the Agreement Date. As used in this Agreement, the phrase “to the Knowledge of Company” or words of similar import means what is known or should have been known based on reasonable inquiry by any of Company’s officers listed on Section 9.4 of the Company Disclosure Schedule, and the phrase “to the Knowledge of Purchaser” or words of similar import means what is known or should have been known based on reasonable inquiry by any of Purchaser’s officers listed on Section 9.4 of the Purchaser Disclosure Schedule. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such provision, covenant or restriction be enforced to the maximum extent permitted.

9.5 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart. Signatures delivered by facsimile or by electronic data file shall have the same effect as originals.

9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Voting Agreements, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

9.7 Governing Law; Jurisdiction; Prevailing Party. This Agreement shall be governed by and construed in accordance with the laws of the State of Arkansas, without giving effect to its principles of conflicts of laws. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Arkansas. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. If any legal action or other proceeding relating to this Agreement or the transactions contemplated hereby or the enforcement of any provision of the Agreement is brought by any party against the

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other party, the prevailing party in such action or proceeding shall be entitled to recover all reasonable expenses relating thereto (including reasonable attorneys’ fees and expenses, court costs and expenses incident to arbitration, appellate and post-judgment proceedings) from the other party, in addition to any other relief to which such prevailing party may be entitled.

9.8 Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Agreement, or the Contemplated Transactions. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.8.

9.9 Publicity. Neither Company nor Purchaser shall, and neither Company nor Purchaser shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement, or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the Contemplated Transactions without the prior consent (which shall not be unreasonably withheld or delayed) of Purchaser, in the case of a proposed announcement, statement or disclosure by Company, or Company, in the case of a proposed announcement, statement or disclosure by Purchaser; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the SEC or NASDAQ.

9.10 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and permitted assigns. Except for (i) Section 6.6, which is intended to benefit each Indemnified Party and his or her heirs and representatives, and (ii) if the Effective Time occurs, the right of the holders of GHI Common Stock to receive the Merger Consideration payable pursuant to this Agreement, (1) Purchaser and Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (2) this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement, including the right to rely upon the representations and warranties set forth herein.

9.11 Specific Performance; Time of the Essence. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity. Time is of the essence for performance of the agreements, covenants and obligations of the parties herein.

9.12 Disclosure Schedule. Before entry into this Agreement, Company delivered to Purchaser a schedule (a “Company Disclosure Schedule”) and Purchaser delivered to Company a schedule (“Purchaser Disclosure Schedule”), each of which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III or Article IV, respectively, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to

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the contrary, (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect and (ii) the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

HOME BANCSHARES, INC. an Arkansas corporation

By:	/s/C. Randall Sims
C. Randall Sims
Chief Executive Officer

CENTENNIAL BANK an Arkansas state bank

By:	/s/Tracy French
Tracy French
Chief Executive Officer

GIANT HOLDINGS, INC. a Florida corporation

By:	/s/Perry A. LaCaria
Perry A. LaCaria
President and Chief Executive Officer

LANDMARK BANK, N.A. a national banking association

By:	/s/Perry A. LaCaria
Perry A. LaCaria
President and Chief Executive Officer

Appendix A - Page 48

COMPANY SCHEDULE INDEX

Schedule*	Description

2.2(i)	Specified Assets

3.1(d)	Non-contravention

3.2(b)	Outstanding Stock Rights

3.3(b)(vi)	Notice with Governmental Authority

3.3(b)(vii)	Cease-and-desist and Compliance

3.3(b)(viii)	Unresolved Violations

3.6(c)	Systems and Process

3.6(f)(iv)	Liabilities

3.7(d)	Tax Sharing Agreement

3.8	Litigation and Claims

3.9(a)	Employment Benefit Plans; Labor

3.9(e)	Obligation to Provide Benefits

3.10	Real Property

3.11	Absence of Certain Changes

3.12(c)	Consent of Company Material Contract

3.12(d)	Employment, Severance or other Agreements

3.13	Swaps, caps, floors, option agreements

3.14	Environmental Laws

3.15	Life Insurance Policies

3.16	Proprietary Rights

3.17(a)	Related Party Transactions

3.17(b)	Sections 23A and 23B of the Federal Reserve Act

3.18	Brokers or Finders

3.22(a)	Loan Matters

5.1(b)	Company Forbearances

5.1(b)(v)	Company Forbearances

5.1(b)(xv)	Company Forbearances

6.5(c)	Nonaccount Balance Plans and Separation Pay Plans

6.5(d)	Purchaser Employment Agreements

9.4	Company Officers

*	The disclosure schedules listed above have been omitted pursuant to Item 601(b)(2) of SEC Regulation S-K. Home BancShares, Inc. hereby agrees to furnish supplementally a copy of any omitted disclosure schedule to the SEC upon request.

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PURCHASER SCHEDULE INDEX

Schedule*	Description

4.3	Governmental Authorizations

4.8	Absence of Certain Changes

4.10	Brokers and Finders

9.4	Interpretation – List of Purchaser Officers with Actual Knowledge

*	The disclosure schedules listed above have been omitted pursuant to Item 601(b)(2) of SEC Regulation S-K. Home BancShares, Inc. hereby agrees to furnish supplementally a copy of any omitted disclosure schedule to the SEC upon request.

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EXHIBIT A

FORM OF VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is dated as of November 7, 2016, by and between the undersigned holder (“Shareholder”) of Common Stock, $0.01 par value per share, of Giant Holdings, Inc., a Florida corporation (“Company”), and Home BancShares, Inc., an Arkansas corporation (“HBI”) and Centennial Bank, an Arkansas state bank (“Centennial”) (HBI and Centennial are collectively referred to herein as “Purchaser”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).

WHEREAS, concurrently with the execution of this Agreement, HBI, Centennial, Company, and Company’s bank subsidiary, Landmark Bank, are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which Company will merge with and into HBI, with HBI as the surviving entity (the “Merger”), and in connection with the Merger, each outstanding share of GHI Common Stock will be converted into the right to receive the Merger Consideration;

WHEREAS, Shareholder has voting power over the number of shares of Company Common Stock as indicated on the signature page of this Agreement under the heading “Total Number of Shares of Company Common Stock Subject to this Agreement” (such shares, together with any additional shares of Company Common Stock subsequently acquired by Shareholder during the term of this Agreement, including through the exercise of any stock option or other equity award, warrant or similar instrument, being referred to collectively as the “Shares”);

WHEREAS, it is a material inducement to the willingness of Purchaser to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

NOW, THEREFORE, in consideration of, and as a material inducement to, Purchaser entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by Purchaser in connection therewith, Shareholder and Purchaser agree as follows:

Section 1. Agreement to Vote Shares. Shareholder agrees that, while this Agreement is in effect, at any meeting of shareholders of Company, however called, or at any adjournment thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by Purchaser, Shareholder shall:

a) appear at each such meeting in person or by proxy; and

b) vote (or cause to be voted), in person or by proxy, all the Shares that are beneficially owned by Shareholder or as to which Shareholder has, directly or indirectly, the sole right to vote or direct the voting, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the board of directors of Company and adopted in accordance with the terms thereof unless the effect of the amendment is to reduce the Purchase Price); (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Company contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iii) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or this Agreement.

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The Shares do not include shares over which the Shareholder exercises control in a fiduciary capacity for any other person or entity that is not an Affiliate of the Shareholder, and no representation by Shareholder is made with respect thereto.

Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of Company, to approve or adopt the Merger Agreement unless this Agreement shall have been terminated in accordance with its terms.

Section 2. No Transfers. While this Agreement is in effect, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by will or operation of law, in which case this Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to each transferee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, and (d) such transfers as Purchaser may otherwise permit in its sole discretion, and further provided that notwithstanding anything to the contrary in this Agreement, Shares that are pledged to secure a credit facility as of the Agreement Date may continue to be pledged to secure a credit facility. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void.

Section 3. Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with Purchaser as follows:

a) Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.

b) This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by Purchaser, constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

c) The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

d) Shareholder has the authority to exercise voting power over the Shares. The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity for any other person or entity that is not an Affiliate of Shareholder, and no representation by Shareholder is made with respect thereto. Shareholder has the right to vote the Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement.

e) Shareholder has not entered into (and will not enter into during the term of this Agreement or in any way participate in) any similar voting trust or related agreement with respect to any other bank, bank holding company or nonbank business.

Section 4. No Solicitation. From and after the date hereof until the termination of this Agreement pursuant to Section 7 hereof, Shareholder, in his, her or its capacity as a shareholder of Company, shall not, nor shall such

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Shareholder authorize any partner, officer, director, advisor or representative of, such Shareholder or any of his, her or its Affiliates to (and, to the extent applicable to Shareholder, such Shareholder shall use commercially reasonable efforts to prohibit any of his, her or its representatives or Affiliates to), (a) initiate, solicit, induce or knowingly encourage, or knowingly take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than Purchaser) any information or data with respect to Company or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle, letter of intent, memorandum of understanding or similar arrangement with respect to an Acquisition Proposal, (d) solicit proxies with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, or (e) initiate a shareholders’ vote or action by consent of Company’s shareholders with respect to an Acquisition Proposal.

Section 5. [Reserved.]

Section 6. Specific Performance; Remedies; Attorneys’ Fees. Shareholder acknowledges that it is a condition to the willingness of Purchaser to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to Purchaser if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, Purchaser will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that Purchaser has an adequate remedy at law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Purchaser’s seeking or obtaining such equitable relief. In addition, after discussing the matter with Shareholder, Purchaser shall have the right to inform any third party that Purchaser reasonably believes to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and of the rights of Purchaser hereunder, and that participation by any such persons with Shareholder in activities in violation of Shareholder’s agreement with Purchaser set forth in this Agreement may give rise to claims by Purchaser against such third party. If any legal action or other proceeding relating to this Agreement or the transactions contemplated hereby or the enforcement of any provision of this Agreement is brought by any party against the other party, the prevailing party in such action or proceeding shall be entitled to recover all reasonable expenses relating thereto (including reasonable attorneys’ fees and expenses, court costs and expenses incident to arbitration, appellate and post-judgment proceedings) from the other party, in addition to any other relief to which such prevailing party may be entitled.

Section 7. Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the written agreement of the parties hereto, and shall be automatically terminated upon termination of the Merger Agreement. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

Section 8. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provision hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 9. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity,

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illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 10. Capacity as Shareholder. This Agreement shall apply to Shareholder solely in his or her capacity as a shareholder of Company and it shall not apply in any manner to Shareholder in his or her capacity as a director, officer or employee of Company. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his or her fiduciary duties as a director or officer of Company, if applicable.

Section 11. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the internal, substantive laws of the State of Arkansas, without regard for the law or principles of conflict of laws.

Section 12. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.

Section 13. Waiver of Appraisal Rights; Further Assurances. Provided that the Merger is consummated in compliance with the terms of the Merger Agreement, that the consideration offered pursuant to the Merger is not less than that specified in the Merger Agreement executed on or about the date hereof, and that this Agreement has not been terminated in accordance with its terms, to the extent permitted by applicable law, Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger or demand fair value for his or her Shares in connection with the Merger, in each case, that Shareholder may have under applicable law. From time to time prior to the termination of this Agreement, at Purchaser’s request and without further consideration, Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to effect the actions and consummate the transactions contemplated by this Agreement. Shareholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against HBI, Centennial, Company, or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger.

Section 14. Disclosure. Shareholder hereby authorizes Company and Purchaser to publish and disclose in any announcement or disclosure required by the SEC and in the Proxy Statement-Prospectus such Shareholder’s identity and ownership of the Shares and the nature of Shareholder’s obligations under this Agreement.

Section 15. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

Section 16. Superior Proposal. Notwithstanding any of the provisions of this Agreement, the obligations of the Shareholder under this Agreement shall not be applicable in connection with an Acquisition Transaction that is a Superior Proposal, provided that Company has complied with the terms and conditions of Section 6.7 of the Merger Agreement.

[Signature Page Follows.]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

SHAREHOLDER:

(NOTE: If Other than an Individual Shareholder, Print or Type Name of Individual Signing the Voting Agreement and Representative Capacity)

Total Number of Shares of Company Common Stock Subject to this Agreement:

HOME BANCSHARES, INC. an Arkansas corporation

By:
C. Randall Sims
Chief Executive Officer

CENTENNIAL BANK an Arkansas state bank

By:
Tracy French
Chief Executive Officer

Appendix A - Page 55

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT TO AGREEMENT AND PLAN OF MERGER (the “Amendment”), dated as of December 7, 2016, amends that certain Agreement and Plan of Merger dated as of November 7, 2016 (the “Agreement”), by and among HOME BANCSHARES, INC., an Arkansas corporation, CENTENNIAL BANK, an Arkansas state bank, GIANT HOLDINGS, INC., a Florida corporation, and LANDMARK BANK, N.A., a national banking association.

1. Section 2.2(i) of the Agreement shall be amended and replaced in its entirety to read as follows:

Prior to the Effective Time, it is contemplated that GHI will declare a special cash dividend (the “Special Dividend”) to the shareholders of GHI Common Stock payable in two separate installments, the first installment being payable immediately prior to the Effective Time in an aggregate amount equal to the amounts received by Landmark Bank from the collection of the assets identified in Section 2.2(i) of the Company Disclosure Schedule (the “Specified Assets”) during the time period beginning with the date of this Agreement through the Effective Time, and the second installment, if any, being payable as soon as reasonably practicable following the third annual anniversary of the Effective Time in an aggregate amount equal to 75% of the amounts collected by Centennial from the Specified Assets during the time period beginning with the Effective Time and ending on the third annual anniversary of the Effective Time (the “Post-Merger Collection Period”). HBI shall establish a committee which shall consist of Jeff Roschman and two (2) representatives to be chosen by HBI (the “Committee”) to monitor the collection of the Specified Assets during the Post-Merger Collection Period. Meetings of the Committee shall be held upon the call of any member after receipt of three (3) days’ notice to each member which notice may be written, by facsimile or e-mail. No meeting shall be held unless all members of the Committee are then in attendance. The determination of the efforts to be pursued for the collection of the Specified Assets during the Post-Merger Collection Period shall be made by the Committee, but Purchaser shall use its reasonable best efforts to collect or sell the Specified Assets for fair value prior to the third anniversary of the Effective Time; provided, however, that nothing herein shall require Purchaser to pursue any litigation or other extraordinary collection efforts beyond what Centennial would pursue in its ordinary course of business. Purchaser shall cause the second installment of the Special Dividend, if any, to be paid to the shareholders of GHI Common Stock as of the record date in accordance with the resolution of the board of directors of GHI declaring the Special Dividend. GHI acknowledges and agrees that if there are no proceeds received from the Specified Assets during the Post-Merger Collection Period, then the declaration of the second installment of the Special Dividend shall terminate and become null and void, and all obligations of Purchaser with respect to the Special Dividend and the Specified Assets shall cease without liability. For the avoidance of doubt, nothing in this Section 2.2(i), and no action taken pursuant to this Section 2.2(i), shall give rise to any adjustment to the Exchange Ratio or to the Per-Share Cash Consideration.

2. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Agreement. Except as expressly modified by this Amendment, all other terms and conditions of the Agreement are unchanged.

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

HOME BANCSHARES, INC.,
an Arkansas corporation

By:	/s/ C. Randall Sims
C. Randall Sims, Chief Executive Officer

CENTENNIAL BANK, an Arkansas state bank

By:	/s/ Tracy M. French
Tracy French, Chief Executive Officer

GIANT HOLDINGS, INC., a Florida corporation

By:	/s/ Perry A. LaCaria
Perry A. LaCaria, President and Chief Executive Officer

LANDMARK BANK, N.A., a national banking association

By:	/s/ Perry A. LaCaria
Perry A. LaCaria, President and Chief Executive Officer

(Signature Page to Amendment to Agreement and Plan of Merger)

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APPENDIX B

OPINION OF STEPHENS INC.

November 4, 2016

The Board of Directors of

Home BancShares, Inc.

719 Harkrider Street

Conway, AR 72032

Members of the Board:

You have engaged us in connection with the proposed acquisition of Giant Holdings, Inc. (“Target”) by Home BancShares, Inc. (the “Company”) (the “Transaction”) to provide our opinion as to whether the Transaction is fair to the Company from a financial point of view. The terms and conditions of the Transaction are set forth in a definitive purchase agreement (the “Agreement”) among the Company and the Target. Pursuant to the Agreement, in connection with the closing of the Transaction the Company will acquire at closing all outstanding stock of the Target. Additionally, as more fully described in the Agreement, the Company will pay consideration in the form of a cash payment of $18,500,000 and Company common stock of $70,000,000.

In connection with rendering our opinion we have:

(i)	analyzed certain publicly available financial statements and reports regarding the Company;

(ii)	analyzed certain audited and unaudited internal financial statements and other financial and operating data (including financial projections) concerning the Company and the Target prepared by and based on assumptions provided by the management teams of the Company and the Target;

(iii)	analyzed, on a pro forma basis in reliance upon financial projections and other information and assumptions provided by the management teams of the Company and the Target, the effect of the Transaction on the balance sheet, earnings, tangible book value per share and earnings per share of the Company;

(iv)	compared the financial performance of the Company and the Target with that of certain publicly-traded companies that we deemed relevant to our analysis of the Transaction, and their securities;

(v)	reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that we deemed relevant to our analysis of the Transaction;

(vi)	reviewed the most recent draft of the Agreement and related documents provided to us by the Company;

(vii)	discussed with management of the Company and the Target the operations of and future business prospects for the Company and the Target and the anticipated cost savings and financial consequences of the Transaction to the Company; and

(viii)	performed such other analyses and provided such other services as we have deemed appropriate.

We have relied on the accuracy and completeness of the information and financial data provided to us by the Company and the Target and of the other information reviewed by us in connection with the preparation of our opinion, and our opinion is based upon such information. We have not assumed any responsibility for independent verification of the accuracy or completeness of any of such information or financial data. Management of the Company has assured us that they are not aware of any relevant information that has been omitted or remains undisclosed to us. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Target; nor have we evaluated the

Appendix B - Page 1

solvency or fair value of the Target under any laws relating to bankruptcy, insolvency or similar matters. We have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Target. We have not received or reviewed any individual credit files nor have we made an independent evaluation of the adequacy of the allowance for loan losses of the Target. With respect to the financial forecasts prepared by the management of the Company, including forecasts of potential cost savings and of potential synergies, we have assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and the Target and that the financial results reflected by such projections will be realized as predicted. We have also assumed that the representations and warranties contained in the Agreement and all related documents are true, correct and complete in all material respects.

As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company and regularly provide investment banking services to the Company and we expect to provide similar services in the future. Our firm also issues periodic research reports regarding the Company’s business activities and prospects, and our firm regularly provides securities brokerage services to one or more subsidiaries or affiliates of the Company. During the two years preceding the date of this letter we have received fees from the Company’s Chairman in connection with investment banking services that we provided to assist the Chairman with a secondary offering of Company common stock, and we have received compensation for the brokerage services we have provided. We are entitled to receive reimbursement of our reasonable expenses and a fee from the Company for providing our fairness opinion to the Board of Directors. Our fee is not contingent upon consummation of the Transaction. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement, including certain liabilities that could arise out of our providing this opinion letter. Stephens expects to pursue future investment banking services assignments from the Company. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company or of any other participant in the Transaction.

We are not legal, regulatory, accounting or tax experts, and we have relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters. We have assumed, with your consent, that the Transaction will not result in any materially adverse legal, regulatory, accounting or tax consequences for the Company.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion. We have assumed that the Transaction will be consummated on the terms of the latest draft of the Agreement provided to us, without material waiver or modification. We have assumed that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Transaction to the Company. We are not expressing any opinion herein as to the price at which the common stock or any other securities of the Company will trade following the announcement of the Transaction.

This opinion is for the use and benefit of the Board of Directors of the Company for purposes of its evaluation of the Transaction. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, the merits of the Transaction as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person as to any specific action that should be taken in connection with the Transaction. This opinion is not intended to confer any rights or remedies upon any other

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person. In addition, except as explicitly set forth in this letter, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, relative to the compensation to other stockholders of the Company. Our fairness opinion committee has approved the opinion set forth in this letter. Neither this opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission; however, this opinion letter and a summary discussion of our underlying analyses and role as financial advisor to the Company may be included in communications to stockholders of the Company, provided that we approve of the content of such disclosures prior to any filing or publication of such stockholder communications.

Based on the foregoing and our general experience as investment bankers, and subject to the assumptions and qualifications stated herein, we are of the opinion on the date hereof that the consideration to be given by the Company in the Transaction is fair from a financial point of view to Home BancShares, Inc.

Very truly yours,

/s/ STEPHENS INC.

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APPENDIX C

OPINION OF HOVDE GROUP, LLC

November 7, 2016

Board of Directors

Giant Holdings, Inc.

6300 NE First Avenue

Fort Lauderdale, FL 33334

Ladies and Gentlemen:

Hovde Group, LLC (“we” or “Hovde”) understand that Home BancShares, Inc., an Arkansas corporation (“HBI”), Centennial Bank, an Arkansas state bank (“Centennial”) (HBI and Centennial are collectively referred to herein as the “Purchaser”), Giant Holdings, Inc., a Florida corporation (“GHI”), and Landmark Bank, N.A., a national banking association (“Landmark Bank”) (GHI and Landmark Bank are collectively referred to as the “Company”), are about to enter into an Agreement and Plan of Merger to be dated on or about November 7, 2016 (the “Agreement”). Pursuant to the Agreement, GHI will merge with and into HBI (the “Merger”), with HBI as the surviving corporation. We further understand that following the Merger and as part of a single integrated transaction, Purchaser will cause Landmark Bank to be merged with and into Centennial (the “Second-Step Merger,” and together with the Merger, the “Mergers”), with Centennial as the surviving corporation in the Second-Step Merger (sometimes referred to in such capacity as the “Surviving Bank”). Capitalized terms used herein that are not otherwise defined shall have the same meanings attributed to them in the Agreement.

Pursuant and subject to the terms and conditions of the Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Company or the shareholders of any of the foregoing, each Exchangeable Share (as defined in the Agreement) issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 1.4(b)(i) of the Agreement), shall be converted into the right to receive: (i) the applicable number of shares of HBI Common Stock equal to (x) the Exchange Ratio multiplied by the number of Exchanged Shares represented by the surrendered Certificate(s) or Book-Entry Shares, less (y) any resulting fractional shares of HBI Common Stock, (ii) any cash in lieu of such resulting fractional shares of HBI Common Stock, and (iii) an amount of cash equal to the Per-Share Cash Consideration multiplied by the number of Exchanged Shares represented by the Certificate(s) or Book Entry Shares (collectively, the “Merger Consideration”).

As used in the Agreement, “Exchange Ratio” means the quotient, rounded to the nearest ten-thousandth, obtained by dividing (x) Total Stock Consideration by (y) the GHI Diluted Shares. “Total Stock Consideration” means that number of shares of HBI Common Stock obtained by dividing (x) Seventy Million Dollars ($70,000,000) by (y) the HBI Average Closing Price. “Total Cash Consideration” means cash equal to Eighteen Million Five Hundred Thousand Dollars ($18,500,000). “Per-Share Cash Consideration” means the quotient, rounded to the nearest hundredth of a cent, obtained by dividing (x) the Total Cash Consideration by (y) the GHI Diluted Shares. “HBI Average Closing Price” means the volume-weighted average closing price per share, rounded to the nearest hundredth of a cent, of HBI Common Stock on the NASDAQ Stock Exchange reporting system (based on “regular way” trading) for the twenty (20) trading days through the day immediately preceding the Closing Date; provided, however, that in the event that the HBI Average Closing Price, calculated as provided in this definition, equals $25.57 or greater, then the HBI Average Closing Price shall be $25.57 (the “Maximum Price”); and, provided, further, that if the HBI Average Closing Price equals $17.05 or less, then the HBI Average Closing Price shall be $17.05 (the “Minimum Price”). We note that, the Maximum Price and the Minimum Price shall be proportionally adjusted in the event that outstanding shares of HBI Common Stock shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Agreement Date and the Effective

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Time. We further note that the Agreement provides for a right of termination by Purchaser or Company in the event that the HBI Average Closing Price as of the Closing date is less than or equal to $14.92. We have assumed for purposes of the foregoing and our opinion that the HBI Average Closing Price as of the actual determination date, would be in an amount greater than $14.92 and that all closing conditions to the Agreement will be satisfied or waived by the parties, without any material change to the consideration to be paid in connection with the Merger.

You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the shareholders of GHI. This opinion addresses only the fairness of the Merger Consideration to be paid in connection with the Merger, and we are not opining on any individual stock, cash, or other components of the consideration.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed a draft of the Agreement dated November 4, 2016, as provided to Hovde by the Company;

(ii)	reviewed certain unaudited financial statements for the Company and the Purchaser for the nine-month period ended September 30, 2016;

(iii)	reviewed certain historical annual reports of each of the Company and the Purchaser, including audited annual reports for the Company and the Purchaser for the year ending December 31, 2015;

(iv)	reviewed certain historical publicly available business and financial information concerning each of the Company and the Purchaser;

(v)	reviewed certain internal financial statements and other financial and operating data concerning of the Company and Purchaser, including, without limitation, internal financial analyses and forecasts prepared by management of the Company, and held discussions with senior management of the Company and Purchaser regarding recent developments and regulatory matters;

(vi)	analyzed financial projections prepared by certain members of senior management of the Company;

(vii)	discussed with certain members of senior management of the Company, the business, financial condition, results of operations and future prospects of the Company, as well as the history and past and current operations of the Company, the Company’s historical financial performance and the Company outlook and future prospects;

(viii)	reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that we considered relevant;

(ix)	assessed the general economic, market and financial conditions;

(x)	analyzed the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios;

(xi)	taken into consideration our experience in other similar transactions and securities valuations as well as our knowledge of the banking and financial services industry;

(xii)	reviewed historical market prices and trading volumes of HBI’s Common Stock;

(xiii)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Hovde deemed relevant to our analysis;

(xiv)	discussed with management of the Company and Purchaser, their assessment of the rationale for the Merger; and

(xv)	performed such other analyses and considered such other factors as we have deemed appropriate.

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We have assumed, without independent verification, that the representations and financial and other information included in the Agreement or otherwise provided to us by the Company or Purchaser are true and complete. Hovde has relied upon the management of the Company as to the reasonableness and achievability of the financial forecasts and projections (and the assumptions and bases therein) provided to Hovde by the Company, and Hovde assumed such forecasts and projections have been reasonably prepared by the Company on a basis reflecting the best currently available information and the Company’s judgments and estimates. We have assumed that such forecasts and projections would be realized in the amounts and at the times contemplated thereby, and we do not in any respect assume any responsibility for the accuracy or reasonableness thereof. We have been authorized by the Company to rely upon such forecasts and projections and other information and data, including without limitation the projections, and we express no view as to any such forecasts, projections or other information or data, or the bases or assumptions on which they were prepared.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or Purchaser or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of the Company and Purchaser that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have assumed that each party to the Agreement would advise us promptly if any information previously provided to us became inaccurate or was required to be updated during the period of our review.

We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto. We have assumed that such allowances for the Company and Purchaser are, in the aggregate, adequate to cover such losses, and will be adequate on a pro forma basis for the combined entity. We were not requested to make, and have not made, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities, or liabilities (contingent or otherwise) of the Company or Purchaser, the collateral securing any such assets or liabilities, or the collectability of any such assets and we were not furnished with any such evaluations or appraisals; nor did we review any loan or credit files of the Company or Purchaser.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement, without any waiver of material terms or conditions by the Company or any other party to the Agreement and that the final Agreement will not differ materially from the draft we reviewed. We have assumed that the Merger will be consummated in compliance with all applicable laws and regulations. The Company has advised us that they are not aware of any factors that would impede any necessary regulatory or governmental approval of the Merger. We have assumed that the necessary regulatory and governmental approvals as granted will not be subject to any conditions that would be unduly burdensome on the Company or Purchaser or would have a material adverse effect on the contemplated benefits of the Merger.

Our opinion does not consider, include or address: (i) the legal, tax, accounting, or regulatory consequences of the Merger on the Company, or its shareholders; (ii) any advice or opinions provided by any other advisor to the Board or the Company; (iii) any other strategic alternatives that might be available to the Company; or (iv) whether Purchaser has sufficient cash or other sources of funds to enable it to pay the consideration contemplated by the Merger.

Our opinion does not constitute a recommendation to the Company as to whether or not the Company should enter into the Agreement or to any shareholders of the Company as to how such shareholders should vote at any meetings of shareholders called to consider and vote upon the Merger. Our opinion does not address the underlying business decision to proceed with the Merger or the fairness of the amount or nature of the compensation, if any, to be received by any of the officers, directors or employees of the Company relative to the

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amount of consideration to be paid with respect to the Merger. Our opinion should not be construed as implying that the Merger Consideration is necessarily the highest or best price that could be obtained in a sale, merger, or combination transaction with a third party. We do not express any opinion as to the value of HBI’s common stock following the announcement of the proposed Merger, or the value of HBI’s common stock following the consummation of the Merger, or the prices at which shares of HBI’s common stock may be purchased or sold at any time. Other than as specifically set forth herein, we are not expressing any opinion with respect to the terms and provisions of the Agreement or the enforceability of any such terms or provisions. Our opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company or Purchaser.

This opinion was approved by Hovde’s fairness opinion committee. This letter is directed solely to the board of directors of GHI and is not to be used for any other purpose or quoted or referred to, in whole or in part, in any registration statement, prospectus, proxy statement, or any other document, except in each case in accordance with our prior written consent; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement or information statement to be delivered to the holders of GHI’s common stock in connection with the Merger if, and only if, this letter is quoted in full or attached as an exhibit to such document, this letter has not been withdrawn prior to the date of such document, and any description of or reference to Hovde or the analyses performed by Hovde or any summary of this opinion in such filing is in a form acceptable to Hovde and its counsel in the exercise of their reasonable judgment.

Our opinion is based solely upon the information available to us and described above, and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring or information that becomes available after the date hereof.

In arriving at this opinion, Hovde did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

Hovde, as part of its investment banking business, regularly performs valuations of businesses and their securities in connection with mergers and acquisitions and other corporate transactions. In addition to being retained to render this opinion letter, we were retained by the Company to act as their financial advisor in connection with the Merger.

In connection with our services, we received an initial fee for general advisory services, and we will receive a completion fee that is contingent upon the consummation of the Merger. The Company has also agreed to indemnify us and our affiliates for certain liabilities that may arise out of our engagement. We or our affiliates have been engaged by and/or received compensation from the Company and Purchaser in the past, and may presently or in the future, seek or receive compensation from the Purchaser in connection with future transactions, or in connection with potential advisory services and corporate transactions, although to our knowledge none are expected at this time. Certain owners and/or employees of Hovde are beneficial owners of approximately 58,870 shares, in aggregate, of the common stock of GHI. Other than the receipt of the completion fee by Hovde upon the consummation of the Merger, such persons’ interests in the Merger, including the consummation thereof, are the same as any other shareholder of the Company, and the foregoing beneficial ownership has been disclosed to the Company. Hovde does not believe that any such holdings, or the consideration attributable to them, is material in relation to the Merger. In the ordinary course of our business as a broker dealer, we may purchase securities from and sell securities to Purchaser and their affiliates. We may also trade the securities of Purchaser and their affiliates for our own account and the accounts of our customers. Except for the foregoing, during the past two years there have not been, and there are no mutual understandings contemplating in the future, any material relationships between Hovde and the Company or Purchaser.

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Based upon and subject to the foregoing review, assumptions and limitations, we are of the opinion, as of the date hereof, that the Merger Consideration to be paid in connection with the Merger is fair to the shareholders of GHI from a financial point of view.

Sincerely,

HOVDE GROUP, LLC

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APPENDIX D

FLORIDA STATUTES § 607.1301 – § 607.1333

APPRAISAL RIGHTS STATUTES

§ 607.1301. – Appraisal rights; definitions

The following definitions apply to F.S.A. § 607.1302 – § 607.1333:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322 – 607.1333, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined:

(a) Immediately before the effectuation of the corporate action to which the shareholder objects.

(b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(c) For a corporation with 10 or fewer shareholders, without discounting for lack of marketability or minority status.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6) “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

§ 607.1302. – Right of shareholders to appraisal

(1) A shareholder of a domestic corporation is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(a)	Consummation of a conversion of such corporation pursuant to s. 607.1112 if shareholder approval is required for the conversion and the shareholder is entitled to vote on the conversion under ss. 607.1103 and 607.1112(6), or the consummation of a merger to which such corporation is a party if shareholder approval is required for the merger under s. 607.1103 and the shareholder is entitled to vote on the merger or if such corporation is a subsidiary and the merger is governed by s. 607.1104;

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(b)	Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights are not available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c)	Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d)	An amendment of the articles of incorporation with respect to the class or series of shares which reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

(e)	Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval;

(f)	With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1.	Altering or abolishing any preemptive rights attached to any of his or her shares;

2.	Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3.	Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4.	Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5.	Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6.	Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7.	Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation;

(g)	An amendment of the articles of incorporation of a social purpose corporation to which s. 607.504 or s. 607.505 applies;

(h)	An amendment of the articles of incorporation of a benefit corporation to which s. 607.604 or s. 607.605 applies;

(i)	A merger, conversion, or share exchange of a social purpose corporation to which s. 607.504 applies; or

(j)	A merger, conversion, or share exchange of a benefit corporation to which s. 607.604 applies.

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(2) Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a)	Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1.	Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2.	Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b)	The applicability of paragraph (a) shall be determined as of:

1.	The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2.	If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c)	Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d)	Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1.	Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a.	Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b.	Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2.	Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a.	Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b.	Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the

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corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

c.	In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e)	For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4) A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a)	Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action; or

(b)	Was procured as a result of fraud or material misrepresentation.

§ 607.1303. – Assertion of rights by nominees and beneficial owners

(1) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(2) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b) 2.

(b) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

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§ 607.1320. – Notice of appraisal rights

(1) If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2) In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3) If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

§ 607.1321. – Notice of intent to demand payment

(1) If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a) Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(b) Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

§ 607.1322. – Appraisal notice and form

(1) If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a) Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1.	The shareholder’s name and address.

2.	The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3.	That the shareholder did not vote for the transaction.

4.	Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.

5.	If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

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(b) State:

1.	Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2.	A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3.	The corporation’s estimate of the fair value of the shares.

4.	An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

5.	That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6.	The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c) Be accompanied by:

1.	Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

2.	A copy of ss. 607.1301-607.1333.

§ 607.1323. – Perfection of rights; right to withdraw

(1) A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b) 2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2) A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b) 6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(3) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

607.1324. – Shareholder’s acceptance of corporation’s offer

(1) If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.

(2) Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

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§ 607.1326. – Procedure if shareholder is dissatisfied with offer

(1) A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b) 4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b) 2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b) 4.

§ 607.1330. – Court action

(1) If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.

(2) The proceeding shall be commenced in the appropriate court of the county in which the corporation’s principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(3) All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(5) Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder’s shares, plus interest, as found by the court.

(6) The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.

§ 607.1331. – Court costs and counsel fees

(1) The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

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(2) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

(b) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4) To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

§ 607.1332. – Disposition of acquired shares

Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

§ 607.1333. Limitation on corporate payment

(1) No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:

(a) Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b) Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2) The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

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